As filed with the Securities and Exchange Commission on November 18, 2015

Registration No. 333-207872

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Habit Restaurants, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	36-4791171
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

17320 Red Hill Avenue, Suite 140

Irvine, CA 92614

Telephone: (949) 851-8881

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell W. Bendel

President and Chief Executive Officer

17320 Red Hill Avenue, Suite 140

Irvine, CA 92614

Telephone: (949) 851-8881

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carl Marcellino, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 Telephone: (212) 841-0623 Facsimile: (646) 728-1523	Michael Flynn, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612 Telephone: (949) 451-3800 Facsimile: (949) 451-4220

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November 18, 2015

5,000,000 Shares The Habit Restaurants, Inc. Class A Common Stock

$         per share

•	The selling stockholders identified in this prospectus are offering 5,000,000 shares of our Class A common stock.

•	We are not selling any shares of Class A common stock under this prospectus, and we will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

•	Our Class A common stock is listed on the Nasdaq Global Market under the symbol “HABT.”

•	The last reported sale price of our Class A common stock on November 17, 2015 was $23.77 per share.

Immediately following this offering, the holders of our Class A common stock will collectively own 100% of the economic interest in The Habit Restaurants, Inc., which will own approximately 68.5% of the economic interest in The Habit Restaurants, LLC. Immediately following this offering, the holders of our Class A common stock will collectively have approximately 68.5% of the voting power of The Habit Restaurants, Inc., and holders of our Class B common stock will collectively have approximately 31.5% of the voting power of The Habit Restaurants, Inc.

Investing in our Class A common stock involves risks. See the section entitled “Risk Factors,” beginning on page 21.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and have elected to comply with reduced public company reporting requirements.

	Per share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders(1)	$	$

(1)	See the section entitled “Underwriting” for additional information regarding underwriting compensation.

The selling stockholders have granted the underwriters the option to purchase up to an additional 750,000 shares of Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our Class A common stock to purchasers on or about                     , 2015.

Piper Jaffray	Baird	Wells Fargo Securities

Raymond James

Stephens Inc.	Stifel

The date of this prospectus is                     , 2015.

You should rely only on the information contained in this prospectus or in any related free-writing prospectus we may authorize to be delivered to you. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any related free-writing prospectuses we have prepared. Neither we, the selling stockholders, nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock.

For investors outside of the United States: we have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

i

MARKET AND OTHER INDUSTRY DATA

Unless otherwise indicated, market data and certain industry forecasts used throughout this prospectus were obtained from various sources, including internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. In particular, we have obtained information regarding the restaurant industry, including market sizes and sales growth in the fast casual segment of the restaurant industry, from Technomic, Inc. (“Technomic”), a national consulting market research firm. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. The future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications and reports.

BASIS OF PRESENTATION

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2012, 2013 and 2014 ended on December 25, 2012, December 31, 2013 and December 30, 2014, respectively. Fiscal year 2015 will end on December 29, 2015. We refer to our fiscal years presented in this prospectus as 2010, 2011, 2012, 2013 and 2014. Each of our fiscal quarters consists of 13 weeks, with the exception of a 53-week year in which the fourth quarter has 14 weeks. A 53-week year occurs every six or seven years. The 2013 fiscal year contained 53 weeks, while all other years presented in this prospectus contain 52 weeks. References to periods in this prospectus refer to a four or five week reporting period, except for the 12th period of a 53-week year, which contains six weeks. We operate on a four-four-five week calendar. References to comparable restaurant sales in this prospectus reflect the change in year-over-year sales in our comparable restaurant base. A restaurant enters our comparable restaurant base in the accounting period following its 18th full period of operations. References to average unit volumes (“AUVs”) in this prospectus refer to average unit volumes at our company-operated restaurants that have been open for at least 52 weeks. AUVs are calculated by dividing revenue for the trailing 52 week period for all company-operated restaurants that have operated for 12 full periods by the total number of restaurants open for such period. For purposes of the AUV calculation in 2013, we used the last 52 of the 53 weeks of the fiscal year. References to “per customer spend” in this prospectus refer to total restaurant revenue divided by the number of entrées sold.

TRADEMARKS AND COPYRIGHTS

We own or have rights to trademarks or trade names that we use in connection with the operation of our business, including our corporate names, tag-lines, logos and website names. In addition, we own or have the rights to copyrights, trade secrets and other proprietary rights that protect the content of our products and the formulations for such products. Solely for convenience, some of the copyrights, trade names and trademarks referred to in this prospectus are listed without their ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our copyrights, trade names and trademarks.

ii

PROSPECTUS SUMMARY

The following summary highlights information incorporated by reference or appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, and in particular, the section entitled ‘‘Risk Factors’’ and our consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section entitled ‘‘Cautionary Note Regarding Forward-Looking Statements.’’

In this prospectus, unless the context requires otherwise, references to ‘‘The Habit Burger Grill,’’ ‘‘The Habit,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘our’’ or ‘‘us’’ refer collectively to (i) The Habit Restaurants, LLC and its consolidated subsidiaries and (ii) The Habit Restaurants, Inc., the issuer of the Class A common stock offered hereby, and its consolidated subsidiaries.

Our Company

The Habit Burger Grill is a high-growth, fast casual restaurant concept that specializes in preparing fresh, made-to-order char-grilled burgers and sandwiches featuring USDA choice tri-tip steak, grilled chicken and sushi-grade albacore tuna cooked over an open flame. In addition, we feature freshly prepared salads and an appealing selection of sides, shakes and malts. The char-grilled preparation of our fresh burgers, topped with caramelized onions and fresh produce, has generated tremendous consumer response, resulting in our burger being named the “best tasting burger in America” in July 2014 in a comprehensive survey conducted by one of America’s leading consumer magazines. We operate in the approximately $39 billion fast casual restaurant segment, which we believe has created significant recent disruption in the restaurant industry and is rapidly gaining market share from adjacent restaurant segments, resulting in significant growth opportunities for restaurant concepts such as The Habit.

We believe our restaurant concept delivers a highly differentiated customer experience by combining the quality and hospitality that customers commonly associate with our full service and fast casual restaurant competitors with the convenience and value customers generally expect from traditional fast food restaurants. Four pillars form the foundation of our brand:

•

Quality.    At the core of our differentiated model is a company-wide commitment to quality, beginning with our food. Our award-winning burger, paired with hot, crispy fries, and our made-to-order preparation serve as the cornerstone of our distinctive menu that also includes many appealing non-burger items, such as a fresh-grilled albacore sandwich made with sushi-grade tuna, a grilled chicken sandwich topped with crisp bacon and ripe avocado, a classic Cobb salad, offered with a variety of dressings, and our tempura green beans. We believe the breadth of our menu and our made-to-order preparation results in broad consumer appeal.

•

Environment.    We complement our distinctive menu with a comfortable, clean and appealing dining environment that makes The Habit an inviting destination at any time of day. Our prototype new restaurant model targets an average investment of approximately $750,000, net of tenant allowances, which we use to deliver a warm and welcoming atmosphere. Our restaurants are enhanced with abundant natural light, hardwood accents, polished stone countertops and a spacious dining area featuring soft vinyl booths, high-top tables and community table seating. Our open kitchen showcases our made-to-order preparation and exemplifies our commitment to freshness.

•

Hospitality.    We seek to exceed our customers’ expectations for service and believe our ability to consistently deliver genuine hospitality begins with our employees. We hire and train individuals who deliver friendly, attentive service by engaging customers from the moment they enter our restaurants until we clear their table and thank them for visiting. Our Chief Quality Officer oversees our ongoing effort to elevate the customer experience and seeks to instill a culture of continuous improvement in our restaurants.

•

Value.    Our combination of high-quality food, welcoming environment and genuine hospitality, all delivered at a low price, strengthens the value proposition for our customers. We are a fast casual restaurant that offers high quality food and service typically associated with full service and other fast casual restaurants at a price point that is below the low end of the average range of the fast casual segment. For instance, the starting price for our original Charburger with cheese is $3.65, which is well below similar items on the menus of most competing fast casual restaurants. For the 52 weeks ended September 29, 2015, our average per customer spend was $7.95, which we believe is also among the lowest in the fast casual restaurant segment.

The first Habit Burger Grill opened in Santa Barbara, California in 1969. Our restaurant concept has been, and continues to be, built around a distinctive and diverse menu, headlined by fresh, char-grilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients. Our Chief Executive Officer, Russell W. Bendel, joined The Habit in 2008, and since then we have grown our brand on a disciplined basis. Our highly experienced management team has created and refined our infrastructure to deliver replicable restaurant-level systems, processes and training procedures that can deliver a high-quality experience that is designed to consistently exceed our customers’ expectations.

On November 25, 2014, we completed our initial public offering (the “IPO”) of 5,750,000 shares of Class A common stock at a price to the public of $18.00 per share, raising net proceeds of $96.3 million after underwriting discounts and commissions but before expenses.

We used all of the net proceeds we received from the IPO to purchase, directly and indirectly, LLC Units (as defined below) from The Habit Restaurants, LLC. The Habit Restaurants, LLC subsequently used a portion of such proceeds to repay $13.9 million of borrowings then outstanding under our existing credit facility with California Bank & Trust, to extinguish the approximately $30 million balance on a bridge loan facility provided by California Bank & Trust (the “Bridge Loan”) incurred in connection with the distribution to the members of The Habit Restaurants, LLC made immediately prior to the completion of the IPO and, with the remaining proceeds, have and will support our growth, for working capital and general corporate purposes.

On April 15, 2015, we completed a follow-on offering of 5,750,000 shares of Class A common stock, including the underwriters’ exercise in full of its option to purchase 750,000 additional shares, at a price to the public of $30.96 per share (the “April 2015 Offering”). All of these shares were offered by the selling stockholders. We did not receive any proceeds from the offering.

Performance Overview

Our disciplined growth strategy has enabled strong growth across all of our key performance metrics, including number of new restaurant openings, comparable restaurant sales, AUVs, revenue, net income and Adjusted EBITDA.

•

The Habit has grown from 26 locations across three markets in California as of December 31, 2009 to 128 locations across 12 markets in six states as of September 29, 2015 and we had a compound annual growth rate (“CAGR”) of our units from 2009 to 2014 of 33.4%;

•	Our restaurants have generated 47 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic;

•

We have grown our company-operated restaurant AUVs from approximately $1.2 million in fiscal year 2009 to approximately $1.9 million for the 52 weeks ended September 29, 2015, representing an increase of 54.0%; and

•

From fiscal year 2009 to fiscal year 2014, our revenue increased from $28.1 million to $174.6 million, net income increased from $0.1 million to $7.6 million and Adjusted EBITDA increased from $1.9 million to $21.0 million.

For the definition and reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see the section entitled ‘‘—Summary Consolidated Financial and Other Data.’’

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide a strong foundation for growth:

“The Habit Difference”

Quality.    Quality is a key ingredient in everything we do and our commitment to quality starts with our food. The Habit offers a diverse menu featuring a distinctive char-grilled preparation technique to deliver an appealing variety of burgers, chicken, tuna and steak featured in our sandwiches and salads, which are made-to-order using fresh ingredients.

It is our mission to become everyone’s favorite Habit, one burger at a time. We “Respect the Burger” and believe that it should be prepared over an open flame, topped with your choice of lettuce, ripe tomatoes, caramelized onions and melted cheese, wrapped neatly in paper and served alongside hot, crispy fries. Our burgers range from our award-winning original Charburger, including mayonnaise, pickles, ripe tomato, crisp lettuce and caramelized onions served on a toasted bun, to our Santa Barbara-style Charburger including all the fixings of the original Charburger plus cheese and avocado served on grilled sourdough. Burgers accounted for approximately 62% of our entrée revenue for the 52 weeks ended September 29, 2015. Our sandwich selection offers a variety of choices, featuring sushi-grade tuna, fresh chicken and USDA choice steak and we also offer a variety of salad options, which are key to further diversifying our menu. Sandwiches and salads accounted for approximately 25% and 13%, respectively, of our entrée revenue for the 52 weeks ended September 29, 2015. We make it easy for customers to personalize their order through our made-to-order preparation, selection of freshly baked breads, including toasted French rolls and grilled sourdough, our pepper bar, including pepperoncini, chili peppers and jalapeños, and a selection of six flavorful sauces. We believe that our diverse menu generates broad customer appeal as evidenced by our well-balanced gender, age and income customer demographics, allowing us to drive traffic and sales during both the lunch and dinner day parts, and ultimately increase AUVs.

Environment.    We invest in our restaurant design to deliver a warm and inviting atmosphere enhanced with abundant natural light, polished stone and exposed hardwood accents. Our average restaurant size is between 2,000 and 2,800 leasable square feet and features booth, high-top and community table seating, along with outdoor patios in most of our current restaurant locations. Our open kitchen showcases our made-to-order preparation and exemplifies our commitment to freshness. We seek to deliver an experience and atmosphere that our customers want to share with family and friends, while also offering speed and efficiency to meet the high demands of on-the-go customers. We believe the attractive design of our restaurants and our commitment to delivering superior service have contributed to a balanced day part mix of 51% lunch and 49% dinner for the 52 weeks ended September 29, 2015.

Hospitality.    We seek to exceed our customers’ expectations for service, and we believe our ability to consistently deliver genuine hospitality begins with our employees. We hire and train individuals who share our passion for food and deliver friendly, attentive service by engaging customers the moment they enter our restaurants and maintaining this level of service throughout their visit. We encourage our employees to regularly interact with customers and deliver “Top Shelf Service,” from personalized and courteous interactions with customers to stocking and maintaining our pepper bar. We believe our ability to deliver high-quality service is a function of our relationship with our employees, and we therefore focus on fostering an atmosphere of teamwork and support with a clear path toward promotion within the company. We have developed a proprietary matrix system for professional development of the entire restaurant-level team, and we believe that by offering our employees great opportunities for ongoing professional development, they in turn remain committed to providing our customers with an experience that exceeds expectations.

Value.    Delivering exceptional value to our customers is core to our brand. We have developed a formula for customer value by delivering high-quality food, a welcoming environment and genuine hospitality, all at a compelling price point. We believe that The Habit’s formula brings a highly differentiated experience to the fast casual restaurant segment by combining the quality, convenience and hospitality commonly associated with our casual dining and fast casual competitors at a price point that is below the low end of the average range of the fast casual segment. The price for our award-winning, char-grilled, made-to-order Charburger combination meal with fries and a regular drink starts at $6.85, which provides our customers with a meal that is priced well below comparable menu options at many competing fast casual restaurant alternatives.

“The Habit Difference” has generated positive comparable restaurant sales growth for the last 47 quarters. In addition, AUVs have grown from approximately $1.2 million in fiscal year 2009 to approximately $1.9 million for the 52 weeks ended September 29, 2015, representing an increase of 54.0%.

Broad Customer Appeal

We believe that “The Habit Difference” generates broad customer appeal and a loyal following. Based on an external research report and a third-party customer satisfaction survey, our customer base is well-balanced, with 55% male customers and 45% female customers. We believe our female customers represent a highly desirable customer base with strong influence on a family’s mealtime decision-making process, making them strong brand advocates. Our customer base extends across age and socioeconomic groups, enabling us to successfully operate restaurants within a variety of communities of varying sizes, ethnic diversity and income ranges. Over 60% of our customer base is in the age range of 25 to 54. Families with children under the age of 18 represent a significant segment of this customer base. We believe our diversified customer base and menu variety contributed to our balanced day part mix of 51% lunch and 49% dinner for the 52 weeks ended September 29, 2015, which in turn contributed to our strong AUVs.

Highly Productive Restaurants

For the 52 weeks ended September 29, 2015, our restaurants that had been open for 12 months or more had an AUV of approximately $1.9 million, restaurant-level profit margins greater than 21% and generated cash-on-cash returns in excess of 40%.

Our restaurant model is designed to generate high sales volumes, strong restaurant-level financial results and high cash-on-cash returns. We believe our ability to generate AUVs of approximately $1.9 million for the 52 weeks ended September 29, 2015 at our low average per customer spend is indicative of our ability to generate traffic and deliver superior restaurant-level execution. Our ability to generate traffic, with an average weekly customer count of 4,658 customers per restaurant location, serves as a benefit to adjacent retail businesses and therefore makes The Habit a desirable tenant for landlords and developers, who seek to find tenants that increase traffic in their retail developments.

Our menu variety and quality offerings contribute to the productivity of our restaurants and positions The Habit as an attractive destination for a range of occasions, including a convenient lunch option, an after-school hangout for students, a social venue for seniors or an affordable restaurant for families. We believe our ability to drive traffic across both the lunch and dinner day parts allowed us to deliver an attractive per annum sales per leasable square foot of $855 for the 52 weeks ended September 29, 2015.

Built for Growth: Highly Experienced and Committed Management Team Driving Strong Performance

Our mission of becoming everyone’s favorite Habit, one burger at a time, is driven by our senior management, led by Russell W. Bendel, our Chief Executive Officer. Mr. Bendel joined The Habit in 2008 and has assembled an experienced management team, including Ira Fils, our Chief Financial

Officer, Anthony Serritella, our Chief Operating Officer, Peter Whitwell, our Chief Quality Officer, Russell Friend, our Chief Development Officer, and Matthew Hood, our Chief Marketing Officer. Our management team has an average tenure of over 28 years in the restaurant industry and experience across a broad range of disciplines. Collectively, the management team leverages industry experience from The Habit, as well as other leading brands such as The Cheesecake Factory, Mimi’s Café, Panda Express, Outback Steakhouse, Rubio’s Fresh Mexican Grill, Pei Wei Asian Diner, and BJ’s Restaurant and Brewhouse.

Our Growth Strategies

Disciplined Growth Strategy to Capture Our Significant Market Opportunity—We Are Disrupting the Largest Restaurant Categories

We plan to execute the following strategies to continue to grow our restaurant base, revenue and profitability.

Grow Our Restaurant Base

We have expanded our restaurant base from 26 restaurants in three markets in California as of December 31, 2009 to 128 restaurants in 12 markets in six states as of September 29, 2015. We opened 25 restaurants in 2014, consisting of 24 company-operated restaurants and one licensed location. Additionally, we opened 18 restaurants from December 31, 2014 through September 29, 2015, consisting of 15 company-operated restaurants and three franchised/licensed locations and we expect to open a total of 11 to 13 additional company-operated restaurants and up to two franchised/licensed restaurants through the remainder of 2015. We plan to balance our growth between existing and new markets, with the majority of new restaurants expected to open in existing markets in 2015. We have opened four restaurants in the Eastern U.S., two in New Jersey and two in Florida, and we will continue to expand our presence in Eastern and Western markets in 2015. We believe we continue to be in the early stages of our growth story and estimate, based on our internal analysis, a total restaurant potential in the United States in excess of 2,000 locations. Our selection process uses proprietary methods to identify target markets and expansion opportunities within such markets. Based on this analysis, we believe there is opportunity for substantial development in both new and existing markets, and we expect to double our restaurant base over the next four years.

Our restaurant model is designed to generate high sales volumes, strong restaurant-level financial results and high cash-on-cash returns. Our prototype new restaurant model targets an average cash build-out cost of approximately $750,000, net of tenant allowances, AUVs of approximately $1.5 million and cash-on-cash returns in excess of 30% in the third full year of operation.

Although we expect the majority of our expansion to continue to come from our company-operated restaurants, we have developed a franchising and licensing strategy that will enable us to expand our presence into select markets. We have focused our franchisee and licensee development efforts on experienced, well-capitalized partners that have both operating resources and local market knowledge. These programs are low cost and high return models that allow us to expand our footprint and build brand awareness in markets that we otherwise do not plan to enter in the short- to medium-term. We opened our first franchised restaurant and two licensed locations in 2015 in addition to our existing licensed restaurant from which we earn revenue located on the campus of The University of Southern California.

Increase Comparable Restaurant Sales

We have consistently demonstrated strong comparable restaurant sales growth with 47 consecutive quarters of positive comparable restaurant sales growth, and we intend to generate future comparable restaurant sales growth through the following strategies:

Deliver Superior Execution.    We believe that delivering consistent execution is integral to building customer satisfaction and driving comparable restaurant sales growth. We staff each of our restaurants with a minimum of three managers and follow our “daily disciplines,” which provide each of our teams with the framework to consistently improve execution. Our managers are incentivized to instill a culture of excellence and drive the personal and professional development of their employees. We have complemented our training and development programs with systems that provide our employees with real-time information and optimize operations. To lead our restaurant management teams, we maintain a tight span-of-control, utilizing our District Managers (each of whom is responsible for, on average, fewer than four restaurants), which improves execution through greater contact with restaurant managers and hourly employees.

Increase Existing Customer Frequency.    The customer-first mentality that has been our guiding principle for the past 46 years has enabled us to deliver a customer experience that exceeds our customers’ expectations. We strive to constantly improve our customers’ experiences through improvements in order throughput and order execution all while delivering our genuine hospitality. We selectively test and invest in technology, such as our use of in-store tablets for expedited order input and our deployment of an online ordering platform tailored for mobile or computer use, supported by a dedicated call center. We also evolve our menu to offer our customers new choices that are aligned with our brand and are consistent with our commitment to fresh, high-quality food. These initiatives contribute to increasing frequency as our customers are able to regularly recognize the improvement in overall experience.

Acquire New Customers through Increasing our Brand Awareness.    We believe a strong driver of new customer traffic is word-of-mouth advocacy from our existing customers. We have attracted a loyal base of customers who enjoy sharing their experiences with friends and families in their communities. Furthermore, we believe that our commitment to our employees encourages them to become enthusiastic brand ambassadors and help to further multiply our growing fanbase. In addition, we combine social media, community engagement and public relations to increase our brand awareness in the communities we serve. We complement these strategies with high visibility marketing tactics such as our special event catering trucks to build further awareness of our brand that often leads to trial by new customers.

Leverage Infrastructure to Improve Long-term Profitability

We have invested in building a strong corporate- and restaurant-level infrastructure that can support a restaurant base greater than our existing footprint. We have completed investments in above-store, restaurant-level and human resources and information systems that enable our restaurant base to grow while providing corporate and restaurant managers the tools necessary to monitor our operations and maintain our history of strong performance.

We believe we have enabled our growth into new markets by investing in resources, processes and systems that can be further leveraged to enhance margins as we build further density in new markets. Additionally, we believe we will be able to leverage corporate costs over time to enhance margins as general and administrative expenses grow at a slower rate than our restaurant base and revenue.

Our Equity Sponsor

KarpReilly, LLC, (“KarpReilly”) is a Greenwich, Connecticut-based private investment firm, founded by Allan Karp and Christopher Reilly, whose primary mission is to partner with premier growth companies and help them achieve their long-term vision. KarpReilly takes an active role in working with portfolio companies to strengthen management teams and invest in systems, people and processes to support growth. KarpReilly currently manages funds and affiliates with capital commitments in excess of $500 million. Prior to this offering, affiliates of KarpReilly beneficially owned approximately 16.4% of our outstanding Class A common stock and 62.8% of our outstanding Class B common stock, which aggregated to 38.2% of our voting power. Upon the completion of this offering, affiliates of KarpReilly are expected to beneficially own approximately 7.4% of our outstanding Class A common stock, or 6.3% if the underwriters’ option to purchase additional shares is fully exercised, and 54.9% of our outstanding Class B common stock, which aggregates to 22.3% of our voting power, or 19.5% of our voting power if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full. Although we are no longer a “controlled company” within the meaning of the Nasdaq listing standards, affiliates of KarpReilly will continue to have significant influence over corporate matters and transactions as a result of their significant ownership and voting power with respect to our common stock, and may have interests that differ from yours. See “Risk Factors—KarpReilly and its affiliates have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.” Two of our directors, Messrs. Karp and Reilly, are partners of KarpReilly.

Summary Risk Factors

Investing in our Class A common stock involves significant risks. Any of the factors set forth in the section entitled “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth in the section entitled “Risk Factors” in deciding whether to invest in our Class A common stock. Below is a summary of some of the principal risks we face.

•	The restaurant industry is a highly competitive industry with many well-established competitors;

•	New restaurants may not be profitable, and we may not be able to maintain or improve levels of our comparable restaurant sales;

•	We rely heavily on certain vendors, suppliers and distributors;

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We may not be able to successfully implement our growth strategy if we are unable to locate and secure appropriate sites for restaurant locations, obtain favorable lease terms, attract customers to our restaurants or hire and retain personnel;

•	We may face negative publicity or damage to our reputation, which could arise from concerns regarding food safety and foodborne illness or other matters; and

•	Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other stockholders.

Summary of the Offering Structure

In connection with the completion of the IPO, the limited liability company agreement (the “LLC Agreement”) of The Habit Restaurants, LLC was amended and restated to, among other things, create a single new class of economic, non-voting interests in The Habit Restaurants, LLC that we refer to as

“LLC Units.” We (i) are a holding company that holds as our principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries, each of which in turn holds as its principal asset an equity interest in The Habit Restaurants, LLC, (ii) operate and control the business affairs of The Habit Restaurants, LLC as its sole managing member, and conduct our business through The Habit Restaurants, LLC and its subsidiaries, and (iii) include The Habit Restaurants, LLC and its subsidiaries in our consolidated financial statements.

In connection with the completion of this offering, the selling stockholders are offering 5,000,000 shares of our Class A common stock. We are not offering any shares of our Class A common stock in this offering.

As discussed above, certain of our beneficial owners hold LLC Units and corresponding shares of Class B common stock. In order for such a holder to participate in the offering, the Company will implement exchange procedures pursuant to which such holder exchanges, on a one-for-one basis, its LLC Units for shares of Class A common stock issued by the Company (the “Pre-Offering Exchange”). Upon such exchange, the corresponding shares of Class B common stock are cancelled. The Class A common stock received in exchange for such LLC Units shall constitute the shares of Class A common stock sold in the offering.

The Class A and Class B common stock generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law. The Class B common stock is not publicly traded and does not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of The Habit Restaurants, Inc. After giving effect to this offering:

•

17,819,564 shares of our Class A common stock will be outstanding, representing 68.5% of the combined voting interest in us (or 18,403,513 shares, representing 70.8% of the combined voting interest in us, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

8,181,672 shares of our Class B common stock will be outstanding, representing 31.5% of the combined voting interest in us (or 7,597,723 shares, representing 29.2% of the combined voting interest in us, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

17,819,564 LLC Units will be held, directly or indirectly, by The Habit Restaurants, Inc., representing 68.5% of the economic interest in The Habit Restaurants, LLC (or 18,403,513 LLC Units, representing 70.8% of the economic interest in The Habit Restaurants, LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•

8,181,672 LLC Units will be held by members of The Habit Restaurants, LLC, other than The Habit Restaurants, Inc. and its wholly-owned subsidiaries, representing 31.5% of the economic interest in The Habit Restaurants, LLC (or 7,597,723 LLC Units, representing 29.2% of the economic interest in The Habit Restaurants, LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The Habit Restaurants, Inc., its wholly-owned subsidiaries, The Habit Restaurants, LLC, and the Continuing LLC Owners (as defined below) entered into the tax receivable agreement (the “TRA”) in connection with the IPO. Under the TRA, we generally are required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes created as a result of the IPO and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our

Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. and its subsidiaries generally retain 15% of the applicable tax savings. Our ability to make payments under the TRA and to pay our own tax liabilities to taxing authorities generally depends on our receipt of cash distributions from The Habit Restaurants, LLC. See the section entitled “Risk Factors—Risks Related to Our Business and Industry.”

We refer herein to the amendment of the LLC Agreement, the issuance of shares of our Class B common stock and entry into the TRA, the registration rights agreement and the recapitalization agreement, collectively as the “Recapitalization Transactions.”

The diagrams below depict our organizational structure immediately prior to the Pre-Offering Exchange and immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Immediately Prior to the Offering

Immediately Following the Offering

Corporate Background and Information

The Habit Restaurants, Inc. was formed July 24, 2014 and prior to the IPO had not conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in The Habit Restaurants, LLC (such interests collectively representing a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of the IPO registration statement. Prior to the completion of the IPO, we had no other material assets and had not engaged in any business or other activities except in connection with the Recapitalization Transactions.

Our principal executive offices are located at 17320 Red Hill Avenue, Suite 140, Irvine, CA 92614, and our telephone number is (949) 851-8881. Our website is www.habitburger.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

The Habit Burger Grill, the Habit Burger Grill design logo and other Habit trademarks and service marks included in this prospectus are the property of The Habit Restaurants, LLC. This prospectus and the documents incorporated by reference in this prospectus contain additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we have elected to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may take advantage of these exemptions until we are no longer an emerging growth company. The JOBS Act further permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to opt out of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will continue to be an emerging growth company until the earliest to occur of (i) the date on which we are deemed to be a “large accelerated filer” (as that term defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), (ii) the last day of the fiscal year in which we had total annual gross revenue of $1 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering, which is December 31, 2019.

The Offering

Class A common stock offered by us	None.

Class A common stock offered by our selling stockholders	5,000,000 shares (or 5,750,000 shares if the underwriters exercise their option to purchase additional shares in full).

Class A common stock to be outstanding immediately after completion of this offering	17,819,564 shares (or 18,403,513 shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option	The selling stockholders have granted to the underwriters the option, exercisable for 30 days after the date of this prospectus, to purchase up to 750,000 additional shares of Class A common stock from our selling stockholders.

Class B common stock to be outstanding immediately after completion of this offering(1)	8,181,672 shares, or one share for every outstanding LLC Unit other than those held by The Habit Restaurants, Inc. and its subsidiaries.

Total Class A and Class B common stock to be outstanding immediately after completion of this offering	26,001,236 shares.

Use of proceeds	We estimate that the net proceeds to the selling stockholders from this offering, after deducting underwriting discounts and commissions, will be approximately $114.1 million (or $131.2 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015. We will not receive any of the proceeds from the sale of shares of Class A common stock offered by the selling stockholders.

Listing	Our Class A common stock is listed on the Nasdaq Global Market under the symbol “HABT.” Our Class B common stock is not publicly listed.

Dividend policy	We do not expect to pay dividends in the foreseeable future. We (i) are a holding company that holds as our principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries, each of which in turn holds as its principal asset an equity interest in The Habit Restaurants, LLC, and (ii) operate and control the business affairs of The Habit Restaurants, LLC as its sole managing member, and conduct our business through The Habit Restaurants, LLC and its subsidiaries. If The Habit Restaurants, Inc. decides to pay a dividend in the future, it would need to cause The Habit Restaurants, LLC to make distributions to The Habit Restaurants, Inc. in an amount sufficient to cover such dividend. If The Habit Restaurants, LLC makes such distributions to The Habit Restaurants, Inc., the other holders of LLC Units will be entitled to receive pro rata distributions. Notwithstanding the foregoing, The Habit Restaurants, LLC bears the costs of or reimburses The Habit Restaurants, Inc. for certain expenses incurred by The Habit Restaurants, Inc., including all of the expenses of this offering other than underwriting discounts and commissions. For additional information, see the section entitled “Dividend Policy.”

Risk factors	You should carefully read the section entitled “Risk Factors” beginning on page 21 of this prospectus, for a discussion of factors that you should consider before deciding to invest in our Class A common stock.

(1)

Our Class A and Class B common stock generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law. However, the Class B common stock is not publicly traded and does not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of the company.

References in this section to the number of shares of Class A common stock to be issued and outstanding immediately after this offering excludes:

•	2,525,275 shares of Class A common stock reserved for issuance or subject to outstanding awards under our 2014 Omnibus Incentive Plan; and

•	8,181,672 shares of Class A common stock issuable upon exchange of 8,181,672 LLC Units (and cancellation of corresponding shares of Class B common stock).

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial and Other Data

The following tables set forth summary consolidated financial information and other data on a historical basis of The Habit Restaurants, Inc. Prior to the IPO, The Habit Restaurants, Inc. had no operations other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, the principal assets of which are equity interests in The Habit Restaurants, LLC (such interests collectively representing a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of the IPO registration statement. Therefore, the information for December 25, 2012 and December 31, 2013 is presented for The Habit Restaurants, LLC, which is a consolidated subsidiary of The Habit Restaurants, Inc. You should read these tables along with our consolidated financial statements and the related notes included elsewhere in this prospectus.

The summary statements of operations and cash flow data presented below for the years ended December 25, 2012, December 31, 2013, and December 30, 2014, respectively, have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. We have derived the summary statements of operations data for the 39 weeks ended September 30, 2014 and September 29, 2015, respectively, from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited interim condensed consolidated financial statements are based on assumptions and were prepared on the same basis as our audited consolidated financial statements and include, in our opinion, all adjustments, consisting of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those financial statements. Our historical results for any prior period are not necessarily indicative of our results in any future period, and our results for any interim periods are not necessarily indicative of results for a full fiscal year.

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2012, 2013 and 2014 ended on December 25, 2012, December 31, 2013 and December 30, 2014, respectively. Fiscal year 2015 will end on December 29, 2015. The 2013 fiscal year contained 53 weeks, while all other years presented contain 52 weeks.

	Fiscal Year Ended			39 Weeks Ended
	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands, except share and per share data)				(unaudited)
Statement of Operations Data:
Revenue:
Restaurant revenue	$84,158	$120,373	$174,544	$126,210	$169,796
Franchise/license revenue	—	—	75	56	165

Total revenue	84,158	120,373	174,619	126,266	169,961
Operating Expenses:
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	26,396	38,789	58,260	41,928	54,754
Labor and related expenses	25,831	35,782	51,898	37,362	51,666
Occupancy and other operating expenses	12,687	18,906	27,184	19,485	25,722
General and administrative expenses	10,254	12,634	18,002	12,574	18,243
Depreciation and amortization	3,923	6,008	8,472	5,991	8,163
Pre-opening costs	1,458	1,754	1,902	1,147	1,342
Loss on disposal of assets	3	15	141	115	58

Total operating expenses	80,552	113,888	165,859	118,602	159,948

Income from operations	3,606	6,485	8,760	7,664	10,013
Other Expenses:
Interest expense, net	548	735	909	756	342

Income before income taxes	3,058	5,750	7,851	6,908	9,671
Provision for income taxes(3)	—	—	299	—	2,089

Net income	3,058	5,750	7,552	6,908	7,582
Less: net income attributable to non-controlling interest(1)	(3,058)	(5,750)	(7,584)	(6,908)	(5,304)

Net (loss) income attributable to The Habit Restaurants, Inc.	$—	$—	$(32)	$—	$2,278

	Fiscal Year Ended			39 Weeks Ended
	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands, except share and per share data)				(unaudited)
Net Income and Per Share Data:
Net (loss) income attributable to The Habit Restaurants, Inc. per share Class A common stock(2)
Basic	—	—	$(0.00)	—	$0.19
Diluted	—	—	$(0.00)	—	$0.19
Weighted average shares of Class A common stock used in computing net income per share:
Basic	—	—	8,974,550	—	12,006,932
Diluted	—	—	8,974,550	—	12,013,810

	Fiscal Year Ended			39 Weeks Ended
	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(dollar amounts in thousands)				(unaudited)
Other Operating Data:
Total restaurants at end of period(4)	63	85	110	99	128
Company-operated restaurants at end of period	63	85	109	98	124
Comparable restaurant sales growth(5)	3.5%	3.6%	10.7%	9.8%	7.6%
Average unit volumes	$1,565	$1,634	$1,823	$1,741	$1,924
Restaurant contribution(6)	$19,243	$26,896	$37,202	$27,435	$37,654
as a percentage of revenue	22.9%	22.3%	21.3%	21.7%	22.2%
EBITDA(7)	$7,529	$12,492	$17,232	$13,655	$18,176
Adjusted EBITDA(7)	$10,251	$13,996	$21,038	$15,780	$21,645
as a percentage of revenue	12.2%	11.6%	12.0%	12.5%	12.7%
Capital expenditures(8)	$14,968	$20,234	$24,403	$14,935	$19,046

(1)

For the period after the IPO on November 25, 2014, the non-controlling interest represents the portion of earnings or loss attributable to the economic interest held by the non-controlling LLC Unit holders, which was 47.1% as of September 29, 2015. Since all of the earnings prior to and up to November 25, 2014 were entirely allocable to the LLC Unit holders, we updated our historical presentation to attribute these earnings to the non-controlling interest accordingly.

(2)

As noted above, all earnings prior and up to November 25, 2014, the date of completion of the IPO, were entirely allocable to the non-controlling interest. As a result, earnings per share information attributable to these historical periods is not comparable to earnings per share information attributable to the Company after the IPO and, as such, has been omitted.

(3)

Prior to the IPO, the Habit Restaurants, LLC was a limited liability company that was treated by its members as a partnership under the provisions of the federal and applicable state income tax codes. Under these provisions, The Habit Restaurants, LLC generally paid no tax on its net income, and each of its members was required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. As a result, no provision for income taxes is reflected in the above financial statements for fiscal year 2012 and 2013.

(4)	Does not include the five licensed locations in Santa Barbara County, California.
(5)

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A restaurant enters our comparable restaurant base in the accounting period following its 18th full period of operations.

(6)

Restaurant contribution is neither required by, nor presented in accordance with, GAAP, and is defined as company-operated restaurant revenue less company-operated restaurant operating costs. Restaurant contribution is a supplemental measure of operating performance of our restaurants and our calculation thereof may not be comparable to that reported by other companies. Restaurant contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes that restaurant contribution is an important tool for investors because it is a widely-used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution as a key metric to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors.

footnotes on following page

A reconciliation of restaurant contribution to company-operated restaurant revenue is provided below:

	Fiscal Year Ended			39 Weeks Ended
	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands)				(unaudited)
Restaurant revenue	$84,158	$120,373	$174,544	$126,210	$169,796
Restaurant operating costs	64,915	93,477	137,342	98,775	132,142

Restaurant contribution	$19,243	$26,896	$37,202	$27,435	$37,654

(7)

EBITDA represents net income before interest expense, net, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents net income before interest expense, net, provision for income taxes, depreciation, amortization and certain items that we do not consider representative of our ongoing operating performance, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these or other unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP, including that (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures prominently.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

footnotes continued on following page

The following table sets forth reconciliations of EBITDA and Adjusted EBITDA to our net income:

	Fiscal Year Ended			39 Weeks Ended
	December 25, 2012	December 31, 2013(f)	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands)				(unaudited)
Net income	$3,058	$5,750	$7,552	$6,908	$7,582
Non-GAAP adjustments:
Provision for income taxes	—	—	299	—	2,089
Interest expense, net	548	735	909	756	342
Depreciation and amortization	3,923	6,008	8,472	5,991	8,163

EBITDA	$7,529	$12,492	$17,232	$13,655	$18,176

Stock based compensation expense(a)	$301	$260	$515	$304	$852
Management fees(b)	160	144	635	114	—
Loss on disposal of assets(c)	3	15	141	115	58
Legal Settlement(d)	800	(9)	—	—	—
Pre-opening costs(e)	1,458	1,754	1,902	1,147	1,342
2013 additional operating week impact(f)	—	(661)	—	—	—
Offering related expenses(g)	—	—	613	445	1,217

Adjusted EBITDA	$10,251	$13,996	$21,038	$15,780	$21,645

(a)	Includes non-cash, stock-based compensation.
(b)	Includes management fees and other out-of-pocket costs incurred by us and payable to KarpReilly.
(c)	Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(d)	One-time costs related to the settlement of a legal matter.
(e)

Pre-opening costs consist of costs directly associated with the opening of new restaurants and incurred prior to opening, including management labor costs, staff labor costs during training, food and supplies used during training, marketing costs and other related pre-opening costs. These are generally incurred over the three to five months prior to opening. Pre-opening costs also include net occupancy costs incurred between the date of possession and opening date of our restaurants.

(f)

We operate on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. Each of our quarters consists of 13 weeks, with the exception of a 53-week year in which the fourth quarter has 14 weeks. The 2013 fiscal year contained 53 weeks.

(g)	Public offering related costs.
(8)	Capital expenditures consist of cash paid related to new restaurant construction, the remodel and maintenance of existing restaurants and other corporate expenditures.

Adjusted Fully Distributed Pro Forma Net Income

We define Adjusted Fully Distributed Pro Forma Net Income as net income attributable to Habit Restaurants, Inc. (i) excluding income tax expense, (ii) excluding the effect of non-recurring items, (iii) assuming the exchange of all LLC Units into shares of Class A common stock, which results in the elimination of non-controlling interest in The Habit Restaurants, LLC, (iv) reflecting an adjustment for income tax expense on fully distributed net income before income taxes at our estimated effective income tax rate, and (v) adjusted for the effects of additional costs of being a public company. Adjusted Fully Distributed Pro Forma Net Income is a non-GAAP financial measure because it represents net income attributable to Habit Restaurants, Inc. before non-recurring or non-cash items and the effects of non-controlling interests in The Habit Restaurants, LLC.

We use Adjusted Fully Distributed Pro Forma Net Income to facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results prepared in accordance with GAAP, provides a more complete understanding of factors and trends affecting our business than GAAP measures alone.

We believe Adjusted Fully Distributed Pro Forma Net Income assists our board of directors, management and investors in comparing our net income on a consistent basis from period to period because it removes non-recurring items (strategic and financial restructuring expenses), and eliminates the variability of non-controlling interest as a result of member owner exchanges of LLC Units into shares of Class A common stock.

In addition, because Adjusted Fully Distributed Pro Forma Net Income are susceptible to varying calculations, the Adjusted Fully Distributed Net Income measures, as presented in this prospectus, may differ from and may, therefore, not be comparable to similarly titled measures used by other companies.

The following is a reconciliation of GAAP net income and net income per share to Adjusted Fully Distributed Pro Forma Net Income and adjusted fully distributed pro forma net income per share:

	Fiscal Year Ended			39 Weeks Ended
	December 25, 2012	December 31, 2013(1)	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands except share and per share data)
Net income	$3,058	$5,750	$7,552	$6,908	$7,582
Management fees(2)	160	144	635	114	—
Offering related expenses(3)			613	445	1,217
Pro forma incremental public costs(4)	(2,000)	(2,000)	(2,000)	(1,500)	—
Income tax expense as reported	—	—	299	—	2,089

Fully distributed pro forma net income before income taxes	1,218	3,894	7,099	5,967	10,888
Income tax expense on fully distributed pro forma income before income taxes(5)	522	1,668	3,041	2,557	4,666

Adjusted fully distributed pro forma net income	$696	$2,226	$4,058	$3,410	$6,222

Adjusted fully distributed pro forma net income per share of Class A common stock:
Basic	$0.03	$0.09	$0.16	$0.13	$0.24

Diluted	$0.03	$0.09	$0.16	$0.13	$0.24

Weighted average shares of Class A common stock outstanding used in computing adjusted fully distributed pro forma net income:(6)
Basic	26,002,754	26,002,754	26,002,754	26,002,754	26,002,137

Diluted	26,002,754	26,002,754	26,002,754	26,002,754	26,009,015

(1)

We operate on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. Each of our fiscal quarters consists of 13 weeks, with the exception of a 53-week year in which the fourth quarter has 14 weeks. The 2013 fiscal year contained 53 weeks.

(2)	Includes management fees and other out-of-pocket costs incurred by us and payable to KarpReilly. This management agreement was terminated with the completion of the IPO.
(3)	Costs associated with public offerings of Class A common stock.
(4)	Reflects an estimate of recurring incremental legal, accounting, insurance and other compliance costs we expect to incur as a public company.
(5)

Reflects income tax expense at a current effective tax rate of 42.83% on income before income taxes assuming the exchange of all LLC Units for shares of Class A common stock. The estimated tax rate includes provisions for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(6)

For all periods presented, represents the total number of shares of Class A common stock outstanding including all 12,241,482 LLC Units as if they were exchanged on a one-for-one basis for the Company’s Class A common stock.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and accompanying notes, before investing in our Class A common stock. The risks described below are those which we believe are the material risks that we face. Additional risks not presently known to us or which we currently consider immaterial may also have an adverse effect on us. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment in our Class A common stock. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Our future growth depends primarily on our ability to open new restaurants and is subject to many unpredictable factors.

We expect that one of the key means of achieving our growth strategy for the foreseeable future will be through opening new restaurants and operating those restaurants on a profitable basis. We opened 25 restaurants in 2014, consisting of 24 company-operated restaurants and one licensed location. Additionally, we opened 18 restaurants from December 31, 2014 through September 29, 2015 consisting of 15 company-operated restaurants and three franchised/licensed locations, and we expect to open a total of 11 to 13 additional company-operated restaurants and up to two franchised/licensed restaurants through the remainder of 2015. We may not be able to open new restaurants as quickly as planned. In the past, we have experienced delays in opening some restaurants due to construction delays in new developments. Such delays could happen again in future restaurant openings. Delays or failures in opening new restaurants could have a material adverse effect on our growth strategy and our business, financial condition and results of operations. As we operate more restaurants, our rate of expansion relative to the size of our restaurant base will decline.

In addition, one of our biggest challenges is locating and securing an adequate supply of suitable new restaurant sites. Competition for those sites is intense, and other restaurant and retail concepts that compete for those sites may have economic models that permit them to bid more aggressively for those sites than we can. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Our ability to open new restaurants also depends on other factors, including:

•	negotiating leases with acceptable terms;

•	identifying, hiring and training qualified employees in each local market;

•	identifying and securing an appropriate site;

•	timely delivery of leased premises to us from our landlords and punctual commencement of our build-out construction activities;

•	managing construction and development costs of new restaurants, particularly in competitive markets;

•	obtaining construction materials and labor at acceptable costs;

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securing required governmental approvals, permits and licenses (including construction and other permits) in a timely manner and responding effectively to any changes in local, state or federal laws and regulations; and

•	avoiding the impact of inclement weather, natural disasters and other calamities.

Our progress in opening new restaurants from quarter to quarter may occur at an uneven rate. If we do not open new restaurants in the future according to our current plans, the delay could have a material adverse effect on our business, financial condition and results of operations.

We operate in the highly competitive restaurant industry. If we are not able to compete effectively, it will have a material adverse effect on our business, financial condition and results of operations.

We face significant competition from restaurants in the fast casual dining and traditional fast food segments of the restaurant industry. These segments are highly competitive with respect to, among other things, taste, price, food quality and presentation, service, location and the ambience and condition of each restaurant. Our competition includes a variety of locally-owned restaurants and national and regional chains offering dine-in, carry-out, delivery and catering services. Many of our competitors have existed longer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than we do. Among our competitors are a number of multi-unit, multi-market, fast casual restaurant concepts, some of which are expanding nationally. As we expand, we will face competition from these restaurant concepts as well as new competitors that strive to compete with our market segments. These competitors may have, among other things, lower operating costs, better locations, better facilities, better management, more effective marketing and more efficient operations. Additionally, we face the risk that new or existing competitors will copy our business model, menu options, presentation or ambience, among other things.

Any inability to successfully compete with the restaurants in our markets will place downward pressure on our customer traffic and may prevent us from increasing or sustaining our revenue and profitability. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. Several of our competitors compete by offering menu items that are specifically identified as low in carbohydrates, gluten-free or healthier for consumers. In addition, many of our traditional fast food restaurant competitors offer lower-priced menu options or meal packages, or have loyalty programs. Our sales could decline due to changes in popular tastes, “fad” food regimens, such as low carbohydrate diets, and media attention on new restaurants. If we are unable to continue to compete effectively, our traffic, sales and restaurant contribution could decline which would have a material adverse effect on our business, financial condition and results of operations.

Our expansion into new markets may present increased risks.

We have opened and plan to continue opening restaurants in markets where we have little or no operating experience. Restaurants we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than restaurants we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. We may also incur higher costs from entering new markets if, for example, we assign regional managers to manage comparatively fewer restaurants than in more developed markets. As a result, these new restaurants may be less successful or may achieve AUVs at a slower rate. We may not be able to successfully develop critical market presence for our brand in new geographical markets, as we may be unable to find and secure attractive locations, build name recognition or attract new customers. Inability to fully implement or failure to successfully execute our plans to enter new markets could have a material adverse effect on our business, financial condition and results of operations.

New restaurants, once opened, may not be profitable, and the increases in average restaurant revenue and comparable restaurant sales that we have experienced in the past may not be indicative of future results.

Some of our restaurants open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. Typically, our new restaurants have stabilized sales after approximately 13 to 26 weeks of operation, at which time the restaurant’s sales typically begin to grow on a consistent basis. However, we cannot assure you that this will occur for future restaurant openings. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. In addition, our average restaurant revenue and comparable restaurant sales may not increase at the rates achieved over the past several years. Our ability to operate new restaurants profitably and increase average restaurant revenue and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

•	consumer awareness and understanding of our brand;

•	general economic conditions, which can affect restaurant traffic, local labor costs and prices we pay for the food products and other supplies we use;

•	changes in consumer preferences and discretionary spending;

•	difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;

•	increases in prices for commodities, including beef and other proteins;

•	inefficiency in our labor costs as the staff gains experience;

•	competition, either from our competitors in the restaurant industry or our own restaurants;

•	temporary and permanent site characteristics of new restaurants;

•	changes in government regulation; and

•	other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new restaurants do not perform as planned, our business and future prospects could be harmed. In addition, an inability to achieve our expected average restaurant revenue would have a material adverse effect on our business, financial condition and results of operations.

Our sales growth and ability to achieve profitability could be adversely affected if comparable restaurant sales are less than we expect.

The level of comparable restaurant sales, which reflect the change in year-over-year sales for restaurants in the accounting period following their 18th full period of operations, will affect our sales growth and will continue to be a critical factor affecting our ability to generate profits because the profit margin on comparable restaurant sales is generally higher than the profit margin on new restaurant sales. Our past history of positive comparable restaurant sales is not necessarily indicative of future results. Our ability to increase comparable restaurant sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable restaurant sales growth or that the change in comparable restaurant sales could be negative, which may cause a decrease in sales growth and ability to achieve profitability that would have a material adverse effect on our business, financial condition and results of operations. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Measures We Use to Evaluate Our Performance—Comparable Sales Growth.”

Our long-term success is highly dependent on our ability to effectively identify and secure appropriate sites for new restaurants.

We intend to develop new restaurants in our existing markets, expand our footprint into adjacent markets and selectively enter into new markets. In order to build new restaurants, we must first identify markets where we can enter or expand our footprint, taking into account numerous factors, including the location of our current restaurants, local economic trends, population density, area demographics and geography. Then we must secure appropriate restaurant sites, which is one of our biggest challenges. There are numerous factors involved in identifying and securing an appropriate restaurant site, including:

•	evaluating size of the site, traffic patterns, local retail and business attractions and infrastructure that will drive high levels of customer traffic and sales;

•	competition in new markets, including competition for restaurant sites;

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financial conditions affecting developers and potential landlords, such as the effects of macro-economic conditions and the credit market, which could lead to these parties delaying or canceling development projects (or renovations of existing projects), in turn reducing the number of appropriate restaurant sites available;

•	developers and potential landlords obtaining licenses or permits for development projects on a timely basis;

•	proximity of potential restaurant sites to existing restaurants;

•	anticipated commercial, residential and infrastructure development near the potential restaurant site; and

•	availability of acceptable lease terms and arrangements.

Given the numerous factors involved, we may not be able to successfully identify and secure attractive restaurant sites in existing, adjacent or new markets, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in food and supply costs or failure to receive frequent deliveries of food ingredients and other supplies could have an adverse effect on our business, financial condition and results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs, and our ability to maintain our menu depends in part on our ability to acquire ingredients that meet our specifications from reliable suppliers. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our menu, such as beef, chicken, fresh produce, soybean oil and other proteins, could have a material adverse effect on our results of operations. Particularly, the cost of ground beef, our largest commodity expenditure and the only commodity that accounts for 20% of our total food and paper costs, or 7% of our total costs in the 52 weeks ended September 29, 2015, has increased significantly over the past year as a result of a reduction in U.S. cattle supply, a trend which we expect to continue for several years, coupled with an increase in world demand for beef. We currently do not purchase beef with fixed pricing or use futures contracts or other financial risk management strategies to reduce our exposure to potential price fluctuations. The market for ground beef is particularly volatile and is subject to extreme price fluctuations due to seasonal shifts, climate conditions, the price of feed, industry demand, energy demand and other factors. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations. Therefore, material increases in the prices of the ingredients most critical to our menu, particularly ground beef, could adversely affect our operating results or cause us to consider changes to our product delivery strategy and adjustments to our menu pricing.

If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, there could be a material adverse effect on our business, financial condition, results of operations or cash flows. Although we often enter into contracts for the purchase of food products and supplies, we do not have long-term contracts for the purchase of all of such food products and supplies. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating results to deteriorate. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items at our restaurants, which could cause a restaurant to remove items from its menu. If that were to happen, affected restaurants could experience significant reductions in sales during the shortage or thereafter, if customers change their dining habits as a result. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers, including price increases with respect to ground beef. These potential changes in food and supply costs could have a material adverse effect on our business, financial condition and results of operations.

Failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening a significant number of new restaurants. Our existing restaurant management systems, financial and management controls and information systems may be inadequate to support our planned expansion. Managing our growth effectively will require us to continue to enhance these systems, procedures and controls and to hire, train and retain managers and team members. We may not respond quickly enough to the changing demands that our expansion will impose on our management, restaurant teams and existing infrastructure, which could harm our business, financial condition and results of operations.

Opening new restaurants in existing markets may negatively impact sales at our existing restaurants.

The consumer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which we already have restaurants could adversely impact sales at these existing restaurants. Existing restaurants could also make it more difficult to build our consumer base for a new restaurant in the same market. Our core business strategy does not entail opening new restaurants that we believe will materially affect sales at our existing restaurants, but we may selectively open new restaurants in and around areas of existing restaurants that are operating at or near capacity to effectively serve our customers.

The planned rapid increase in the number of our restaurants may make our future results unpredictable.

We opened 25 restaurants in 2014, consisting of 24 company-operated restaurants and one licensed location. Additionally, we opened 18 restaurants from December 31, 2014 through September 29, 2015 consisting of 15 company-operated restaurants and three franchised/licensed locations, and we expect to open a total of 11 to 13 additional company-operated restaurants and up to two franchised/licensed restaurants through the remainder of 2015. We intend to continue to increase the number of our restaurants in the next several years. This growth strategy and the substantial investment associated with the development of each new restaurant may cause our operating results to fluctuate unpredictably or have an adverse effect on our profits. In addition, we may find that our restaurant concept has limited appeal in new markets or we may experience a decline in the popularity of our restaurant concept in the markets in which we operate. Newly opened restaurants or our future markets and restaurants may not be successful or our system-wide average restaurant revenue may not increase at historical rates, which could have a material adverse effect on our business, financial condition and results of operations.

We will have limited control over our franchisees or licensees and our franchisees or licensees could take actions that could harm our business.

A part of our expected growth strategy is to partner with franchisees. We have limited control over our franchisees and licensees, and they could take actions that could harm our business. Franchisees and licensees are independent contractors and are not our employees, and we will not exercise control over their day-to-day operations. We plan to provide training and support to franchisees and licensees, but the quality of franchised or licensed restaurant operations may be diminished by any number of factors beyond our control. Consequently, franchisees and licensees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. If franchisees or licensees do not meet our standards and requirements, our image and reputation, and the image and reputation of other franchisees or licensees, may suffer materially and system-wide sales could decline significantly.

Franchisees and licensees, as independent business operators, may from time to time disagree with us and our strategies regarding the business or our interpretation of our, and their, rights and obligations under franchise and development agreements or license agreements, respectively. This may lead to disputes with our franchisees or licensees in the future. These disputes may divert the attention of our management and our franchisees or licensees from operating our restaurants and affect our image and reputation and our ability to attract franchisees or licensees in the future, which could have a material adverse effect on our business, financial condition and results of operations.

There are five Habit Burger Grill locations in Santa Barbara County, California, operated under a license agreement by our former chief executive officer, for which we receive no royalties or revenue.

Our former chief executive officer, Brent Reichard, and our co-founder, Bruce Reichard, operate five The Habit Burger Grill restaurants in Santa Barbara County, California through Reichard Bros. Enterprises, Inc., pursuant to license agreements entered into in 2004, as amended and restated in 2007 and as further amended in October 2014 (the “Reichard License”). We do not receive any royalties or other revenue from these locations, and pursuant to the terms of the Reichard License, we are prohibited from opening any company-operated locations in Santa Barbara County. Reichard Bros. Enterprises, Inc. is also entitled, pursuant to the terms of the Reichard License, to open additional locations in Santa Barbara County, California. The Reichard License contains quality control provisions, and provides that we may terminate the Reichard License if Reichard Bros. Enterprises, Inc. fails to comply with any material provisions thereof. Nevertheless, if Reichard Bros. Enterprises, Inc. does not successfully operate its licensed restaurants in a manner consistent with our standards and requirements it may have a material adverse effect on our business, financial condition and results of operations.

Negative publicity relating to one of our restaurants, including one of our franchised restaurants, could reduce sales at some or all of our other restaurants.

Our success is dependent in part upon our ability to maintain and enhance the value of our brand, consumers’ connection to our brand and positive relationships with our franchisees. We may, from time to time, be faced with negative publicity relating to food quality, public health concerns, restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of our or our suppliers’ food processing, employee relationships or other matters, regardless of whether the allegations are valid or whether we are held to be responsible. The negative impact of adverse publicity relating to one restaurant may extend far beyond the restaurant or franchise involved to affect some or all of our other restaurants. The risk of negative publicity is particularly great with respect to our franchised restaurants because we are limited in the manner in which we can regulate them, especially on a real-time basis. The considerable expansion in the use of social media over recent years can further amplify any negative publicity that could be generated by such incidents. A similar risk exists with respect to unrelated food service businesses, if consumers associate those businesses with our own operations.

Additionally, employee claims against us based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. A significant increase in the number of these claims or an increase in the number of successful claims would have a material adverse effect on our business, financial condition and results of operations. Consumer demand for our products and our brand’s value could diminish significantly if any such incidents or other matters create negative publicity or otherwise erode consumer confidence in us or our products, which would likely result in lower sales and could have a material adverse effect on our business, financial condition and results of operations.

Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.

We are subject to various federal, state and local regulations, including those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depends to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Our restaurants are also subject to state and local licensing and regulation by health, sanitation, food and occupational safety and other agencies. We may experience material difficulties or failures in obtaining the necessary licenses, approvals or permits for our restaurants, which could delay planned restaurant openings or affect the operations at our existing restaurants. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations.

We are subject to the U.S. Americans with Disabilities Act (the “ADA”) and similar state laws that give civil rights protections to individuals with disabilities in the context of employment, public accommodations and other areas, including our restaurants. We may in the future have to modify restaurants by adding access ramps or redesigning certain architectural fixtures, for example, to provide service to or make reasonable accommodations for disabled persons. The expenses associated with these modifications could be material.

Our operations are also subject to the U.S. Occupational Safety and Health Act, which governs worker health and safety, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages and overtime, and a variety of similar federal, state and local laws that govern these and other employment law matters. We and our franchisees may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters, and we have been a party to such matters in the past. In addition, federal, state and local proposals related to paid sick leave or similar matters could, if implemented, have a material adverse effect on our business, financial condition and results of operations.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points (“HACCP”) approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act, signed into law in January 2011, granted the U.S. Food and Drug Administration new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry.

Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with the aforementioned laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings, which could have a material adverse effect on our business, financial condition and results of operation.

Food safety and foodborne illness concerns could have an adverse effect on our business.

We cannot guarantee that our internal controls and training will be fully effective in preventing all food safety issues at our restaurants, including any occurrences of foodborne illnesses such as salmonella, E. coli and hepatitis A. Our quality assurance, health and sanitation internal controls and conditions are inspected by a third-party on a quarterly basis. If the third-party inspector fails to report unsafe or unsanitary conditions or insufficient internal controls, we cannot guarantee that our internal controls will be fully effective in preventing all food safety issues. In addition, there is no guarantee that our franchise restaurants will maintain the high levels of internal controls and training we require at our company-operated restaurants. Furthermore, we and our franchisees rely on third-party vendors, making it difficult to monitor food safety compliance and increasing the risk that foodborne illness would affect multiple locations rather than a single restaurant. Some foodborne illness incidents could be caused by third-party vendors and transporters outside of our control. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our restaurants or markets or related to food products we sell could negatively affect our restaurant revenue nationwide if highly publicized on national media outlets or through social media. This risk exists even if it were later determined that the illness was wrongly attributed to us or one of our restaurants. A number of other restaurant chains have experienced incidents related to foodborne illnesses that have had a material adverse effect on their operations. The occurrence of a similar incident at one or more of our restaurants, or negative publicity or public speculation about an incident, could have a material adverse effect on our business, financial condition and results of operations.

We could be party to litigation that could distract management, increase our expenses or subject us to material monetary damages or other remedies.

Our customers occasionally file complaints or lawsuits against us alleging we caused an illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We may also be subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. In recent years, a number of restaurant companies have been subject to such claims, and some of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our financial condition and results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, the restaurant industry has been subject to a growing number of claims based on the nutritional content of food products sold and disclosure and advertising practices. We may also be subject to this type of proceeding in the future and, even if we are not, publicity about these matters (particularly directed at the fast casual or traditional fast food segments of the industry) may harm our reputation and could have a material adverse effect on our business, financial condition and results of operations.

Compliance with environmental laws may negatively affect our business.

We are subject to federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from our restaurants. Environmental conditions relating to releases of hazardous substances at a prior, existing or future restaurant could have a material adverse effect on our business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could have a material adverse effect on our business, financial condition and results of operations.

Changes in economic conditions and adverse weather and other unforeseen conditions, particularly in the markets in which we operate, could have a material adverse effect on our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic cycles, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumer discretionary spending. Traffic in our restaurants could decline if consumers choose to dine out less frequently or reduce the amount they spend on meals while dining out. Negative economic conditions might cause consumers to make long-term changes to their discretionary spending behavior, including dining out less frequently on a permanent basis, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, changes in economic conditions, adverse weather conditions or other unforeseen conditions in states in which we operate, or in the future may operate, could have a disproportionate impact on our overall results of operations. In particular, our business is significantly concentrated in Southern California, and as a result, we could be disproportionately affected by conditions specific to this market.

Specifically, our restaurants in Southern California generated, in the aggregate, approximately 62.7% of total restaurant sales in fiscal year 2014 and approximately 59.3% in the 39 weeks ended September 29, 2015. Therefore, adverse changes in demographic, unemployment, economic or regulatory conditions in Southern California or the State of California overall, may have a material adverse effect on our business, financial condition and results of operations. As of September 29, 2015, unemployment in California was 5.9% compared to the U.S. unemployment rate of 5.1%. We believe increases in unemployment will have a negative impact on traffic in our restaurants. As a result of our concentration in Southern California, we may be disproportionately affected by these adverse economic conditions compared to other chain restaurants.

Furthermore, regional occurrences in the markets in which we operate, such as local strikes, terrorist attacks, increases in energy prices, adverse weather conditions, tornadoes, earthquakes, hurricanes, floods, droughts, fires or other natural or man-made disasters, could have a material adverse effect on our business, financial condition and results of operations. Adverse weather conditions may also impact customer traffic at our restaurants, and, in more severe cases, cause temporary restaurant closures, sometimes for prolonged periods. Most of our restaurants have outdoor seating, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenue. If restaurant revenue decreases, our profitability could decline as we spread fixed costs across a lower level of sales. Reductions in staff levels, asset impairment charges and potential restaurant closures could result from prolonged negative restaurant revenue, which would have a material adverse effect on our business, financial condition and results of operations.

New information or attitudes regarding diet and health could result in changes in regulations and consumer consumption habits, which could have an adverse effect on our business, financial condition and results of operations.

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health. Such changes may include responses to scientific studies on the health effects of particular food items or federal, state and local regulations that impact the ingredients and nutritional content of the food and beverages we offer. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer attitudes or health regulations and our ability to adapt our menu offerings to trends in food consumption, especially fast-moving trends. If consumer health regulations or consumer eating habits change significantly, we may choose or be required to modify or delete certain menu items, which may adversely affect the attractiveness of our restaurants to new or returning customers. While we generally find that changes in consumer eating habits occur slowly, providing us with sufficient time to adapt our restaurant concept accordingly, changes in consumer eating habits can occur rapidly, often in response to published research or study information, which puts additional pressure on us to adapt quickly. To the extent we are unwilling or unable to respond with appropriate changes to our menu offerings in an efficient manner, it could materially affect consumer demand and have an adverse impact on our business, financial condition and results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the adverse health effects of consuming certain menu offerings. These changes have resulted in, and may continue to result in, laws and regulations requiring us to disclose the nutritional content of our food offerings, and they have resulted, and may continue to result in, laws and regulations affecting permissible ingredients and menu offerings. A number of counties, cities and states, including California, have enacted menu labeling laws requiring multi-unit restaurant operators to disclose to consumers certain nutritional information, or have enacted legislation restricting the use of certain types of ingredients in restaurants, which laws may be different or inconsistent with requirements under the Patient Protection and Affordable Care Act of 2010 (the “PPACA”), which establishes a uniform, federal requirement for certain restaurants to post nutritional information on their menus. Specifically, the PPACA requires chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake.

We may not be able to effectively respond to changes in consumer health perceptions, comply with further nutrient content disclosure requirements or adapt our menu offerings to trends in eating habits, which could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain consistent price and quality throughout our restaurants depends in part upon our ability to acquire specified food products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas, particularly with respect to our fresh food products. We also rely on Performance Food Group as one of our primary distributors, which supplied us with approximately 93.2% of our food supplies in the 39 weeks ended September 29, 2015. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain food items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our restaurants. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

In addition, we use various third-party vendors to provide, support and maintain most of our management information systems. We also outsource certain accounting, payroll and human resource functions to business process service providers. The failure of such vendors to fulfill their obligations could disrupt our operations. Additionally, any changes we may make to the services we obtain from our vendors, or new vendors we employ, may disrupt our operations. These disruptions could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain our corporate culture and changes in consumer recognition of our brand as we grow could have a material adverse effect on our business, financial condition and results of operations.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain the innovation, teamwork, passion and focus on execution that we believe are important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. If we cannot maintain our corporate culture as we grow, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, our future results depend on various factors, including local market acceptance of our restaurants and consumer recognition of the quality of our food and operations. Although we have received national and regional recognition for the high-quality of our food and operations, we cannot guarantee that we will continue to receive similar recognition in future periods. Failure to receive continued national and regional recognition may impact consumer recognition of our brand, which could have a material adverse effect on our business, financial condition and results of operations.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.

In 2010, the PPACA was signed into law in the United States to require health care coverage for many uninsured individuals and expand coverage to those already insured. The PPACA requires us to offer healthcare benefits to all full-time employees (including full-time hourly employees) that meet certain minimum requirements of coverage and affordability, or face penalties. We began offering such benefits in August 2015, and are incurring additional expenses due to organizing and maintaining the plan which is more expensive on a per person basis and for an increased number of employees who have elected to obtain coverage through a healthcare plan we subsidize in part. If we fail to continue to offer such benefits, or the benefits we elect to offer do not meet the applicable requirements, we may incur penalties. Since the PPACA also requires individuals to obtain coverage or face individual penalties, employees who are currently eligible but elect not to participate in our healthcare plans may find it more advantageous to do so when such individual mandates take effect. It is also possible that by making changes or failing to make changes in the healthcare plans offered by us we will become less competitive in the market for our labor. Finally, implementing the requirements of the PPACA is likely to impose additional administrative costs. The future costs and other effects of these new healthcare requirements cannot be determined with certainty, but they may significantly increase our healthcare coverage costs and could have a material adverse effect on our business, financial condition and results of operations.

We depend on our senior management team and other key employees, and the loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel could have an adverse effect on our business, financial condition and results of operations.

Our success depends largely upon the continued services of our key executives. We also rely on our leadership team in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying expansion opportunities, arranging necessary financing and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or other key employees could have a serious adverse effect on our business. The replacement of one or more of our executive officers or other key employees would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must identify, hire and retain highly skilled personnel. We might not be successful in maintaining our unique culture and continuing to attract and retain qualified personnel. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business, financial condition and results of operations.

Labor shortages, unionization activities, labor disputes or increased labor costs could negatively impact our growth and could have a material adverse effect on our business, financial condition and results of operations.

Labor is a primary component in the cost of operating our restaurants. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates, increases in the federal, state or local minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be negatively impacted. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of well-qualified restaurant operators and management personnel, as well as a sufficient number of other qualified employees, including customer service and kitchen staff, to keep pace with our expansion schedule. In addition, restaurants have traditionally experienced relatively high employee turnover rates. Although we have not yet experienced significant problems in recruiting or retaining employees, our ability to recruit and retain such individuals may delay the planned openings of new restaurants or result in higher employee turnover in existing restaurants, which could have a material adverse effect on our business, financial condition and results of operations.

Although none of our employees are currently covered under collective bargaining agreements, if a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition and results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs.

If we are unable to continue to recruit and retain sufficiently qualified individuals, our business and our growth could be adversely affected. Competition for these employees could require us to pay higher wages, which could result in higher labor costs. In addition increases in the minimum wage would increase our labor costs. Additionally, costs associated with workers’ compensation are rising, and these costs may continue to rise in the future. We may be unable to increase our menu prices in order to pass these increased labor costs on to consumers, in which case our margins would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations.

The minimum wage, particularly in California, continues to increase and is subject to factors outside of our control.

We have a substantial number of hourly employees who are paid wage rates based on the applicable federal or state minimum wage, although our pay scale starts in excess of the minimum wage, and increases in the minimum wage may increase our labor costs. Since July 1, 2014, the State of California (where most of our restaurants are located) has had a minimum wage of $9.00 per hour, and it is scheduled to rise to $10.00 per hour on January 1, 2016. Moreover, municipalities may set minimum wages above the applicable state standards. The federal minimum wage has been $7.25 per hour since July 24, 2009. Either federally-mandated or state-mandated minimum wages may be raised in the future. We may be unable to increase our menu prices in order to pass future increased labor costs on to our customers, in which case our margins would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations. And if menu prices are increased by us to cover increased labor costs, the higher prices could adversely affect sales and thereby reduce our margins.

Changes in employment laws may adversely affect our business.

Various federal and state labor laws govern the relationship with our employees and impact operating costs. These laws include employee classification as exempt or non-exempt for overtime and other purposes, minimum wage requirements, unemployment tax rates, workers’ compensation rates, immigration status and other wage and benefit requirements. Significant additional government- imposed increases in the following areas could have a material adverse effect on our business, financial condition and results of operations:

•	minimum wages;

•	mandatory health benefits;

•	vacation accruals;

•	paid leaves of absence, including paid sick leave; and

•	tax reporting.

In addition, various states in which we operate are considering or have already adopted new immigration laws or enforcement programs, and the U.S. Congress and Department of Homeland Security from time to time consider and may implement changes to federal immigration laws, regulations or enforcement programs as well. Some of these changes may increase our obligations for compliance and oversight, which could subject us to additional costs and make our hiring process more cumbersome, or reduce the availability of potential employees. Although we require all workers to provide us with government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. We currently participate in the “E-Verify” program, an

Internet-based, free program run by the United States government to verify employment eligibility, in states in which participation is required. However, use of the “E-Verify” program does not guarantee that we will properly identify all applicants who are ineligible for employment. Unauthorized workers are subject to deportation and may subject us to fines or penalties, and if any of our workers are found to be unauthorized we could experience adverse publicity that negatively impacts our brand and may make it more difficult to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt our operations, cause temporary increases in our labor costs as we train new employees and result in additional adverse publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all recordkeeping obligations of federal and state immigration compliance laws. These factors could have a material adverse effect on our business, financial condition and results of operations.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and might require additional funds to respond to business challenges or opportunities, including the need to open additional restaurants, develop new products and menu items or enhance our products and menu items, and enhance our operating infrastructure. Accordingly, we might need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Moreover, if we issue new debt securities, the debt holders would have rights senior to Class A common stockholders to make claims on our assets. In addition, we might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

We are subject to all of the risks associated with leasing space subject to long-term non-cancelable leases.

We do not own any real property. Payments under our operating leases account for a significant portion of our operating expenses and we expect the new restaurants we open in the future will also be leased. We are obligated under non-cancelable leases for our restaurants and our corporate headquarters. Our restaurant leases generally have a term of 10 years with two five-year renewal options. Our restaurant leases generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If an existing or future restaurant is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of our leases expires, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to pay increased occupancy costs or to close restaurants in desirable locations. These potential increased occupancy costs and closed restaurants could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and have a material adverse effect on our business, financial condition and results of operations.

Our intellectual property is material to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress and other proprietary intellectual property, including our name and logos and the unique ambience of our restaurants. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our restaurant concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly and may not be successful. Although we believe that we have sufficient rights to all of our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market our restaurants and promote our brand. Any such litigation may be costly and could divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks or service marks in the future and may be liable for damages, which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, we license certain of our proprietary intellectual property, including our name and logos, to third parties. For example, we grant our franchisees and licensees a right to use certain of our trademarks in connection with their operation of the applicable restaurant. If a franchisee or other licensee fails to maintain the quality of the restaurant operations associated with the licensed trademarks, our rights to, and the value of, our trademarks could potentially be harmed. Negative publicity relating to the franchisee or licensee could also be incorrectly associated with us, which could harm our business. Failure to maintain, control and protect our trademarks and other proprietary intellectual property would likely have a material adverse effect on our business, financial condition and results of operations and on our ability to enter into new franchise agreements.

We may incur costs resulting from breaches of security of confidential consumer information related to our electronic processing of credit and debit card transactions.

The majority of our restaurant sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information has been stolen. We may in the future become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. In addition, most states have enacted legislation requiring notification of security breaches involving personal information, including credit and debit card information. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have a material adverse effect on our business, financial condition and results of operations. Further, adverse publicity resulting from these allegations may have a material adverse effect on our business and results of operations.

We rely heavily on information technology, and any material failure, weakness, interruption or breach of security could prevent us from effectively operating our business.

We rely heavily on information systems, including point-of-sale processing in our restaurants, for management of our supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of these systems. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, or a breach in security of these systems could result in delays in customer service and reduce efficiency in our operations. Remediation of such problems could result in significant, unplanned capital investments.

Our current insurance may not provide adequate levels of coverage against claims.

Our current insurance policies may not be adequate to protect us from liabilities that we incur in our business. Additionally, in the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

There are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition and results of operations. As a public company, we have enhanced our existing directors’ and officers’ insurance. Although we have obtained such coverage, we may not be able to obtain such coverage at all or at a reasonable cost now or in the future. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

Failure to obtain and maintain required licenses and permits or to comply with food control regulations could lead to the loss of our food service licenses and, thereby, harm our business.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could have a material adverse effect on our results of operations. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would have a material adverse effect on our business.

Changes to accounting rules or regulations may adversely affect the reporting of our results of operations.

Changes to existing accounting rules or regulations may impact the reporting of our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For instance, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements in the next few years. If adopted, such change would require us to record significant lease obligations on our balance sheet and make other changes to our financial statements. This and other future changes to accounting rules or regulations could have a material adverse effect on the reporting of our business, financial condition and results of operations.

Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates at certain restaurant locations may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the fair value is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. If future impairment charges are significant, this could have a material adverse effect on our results of operations.

Risks Related to Our Class A Common Stock and this Offering

Although we are no longer a controlled company within the meaning of the Nasdaq rules, during the phase-in period we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of the IPO, we were a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Upon completion of the April 2015 Offering, we ceased to be a controlled company under the Nasdaq listing requirements; therefore, we were required to comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time we ceased to be a controlled company, (2) a majority of independent committee members within 90 days of the date we ceased to be a controlled company and (3) all independent committee members within one year of the date we ceased to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. During these phase-in periods, our stockholders will not have the same protections afforded to stockholders of companies of which the majority of directors are independent and, if, within the phase-in periods, we are not able to recruit additional directors who would qualify as independent, or otherwise comply with the Nasdaq listing requirements, we may be subject to enforcement actions by Nasdaq. In addition, a change in our board of directors and committee membership may result in a change in corporate strategy and operating philosophies, and may result in deviations from our current growth strategy.

KarpReilly and its affiliates have significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of key transactions, including a change of control.

Immediately following the completion of this offering, investment funds affiliated with KarpReilly will beneficially own 7.4% of our outstanding Class A common stock (6.3% if the underwriters exercise in full their option to purchase additional shares) and 54.9% of our outstanding Class B common stock (51.6% if the underwriters exercise in full their option to purchase additional shares), which, combined with its holdings of our Class A common stock, aggregates to 22.3% of our voting power, or 19.5% of our voting power if the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full. Although their voting power is below 50%, KarpReilly may be able to influence the election of members of our board of directors and our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends, and two of our directors, Christopher K. Reilly and Allan W. Karp, who are affiliated with KarpReilly, will continue to serve on our board of directors.

Additionally, KarpReilly is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. KarpReilly may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our ability to pay taxes and expenses, including payments under the TRA, may be limited by our structure.

We are a holding company with no direct operations (other than in our capacity as Managing Member of The Habit Restaurants, LLC) that holds as our principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries each of which holds as its principal asset an equity interest in The Habit Restaurants, LLC. We rely on The Habit Restaurants, LLC to provide us with funds necessary to meet any financial obligations. As such, we have no independent means of generating revenue. The Habit Restaurants, LLC is treated by its members as a partnership for federal and applicable state income tax purposes and, as such, generally is not expected to be subject to income tax (except that it may be required to withhold and remit taxes as a withholding agent). Instead, taxable income will be allocated to holders of its LLC Units, including us and our subsidiaries. Accordingly, we incur income taxes on our allocable share of any net taxable income of The Habit Restaurants, LLC and we also incur expenses related to our operations. Pursuant to the LLC Agreement, The Habit Restaurants, LLC is obligated to make tax distributions to holders of LLC Units, including us and our subsidiaries, subject to the conditions described below. In addition to tax expenses, we also incur expenses related to our operations, including payments under the TRA, which we expect will be significant. We intend to cause The Habit Restaurants, LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA. However, The Habit Restaurants, LLC’s ability to make such distributions and payments in the future may be subject to various limitations and restrictions, including the operating results of our subsidiaries, our cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members, compliance by The Habit Restaurants, LLC and its subsidiaries with restrictions, covenants and financial ratios related to existing or future indebtedness, and other agreements entered into by The Habit Restaurants, LLC or its subsidiaries with third parties. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (e.g., as a result of The Habit Restaurants, LLC’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRA), we may have to borrow funds, and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of the IPO).

We are required to pay certain of the Continuing LLC Owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Our acquisitions of interests in The Habit Restaurants, LLC (including in connection with this offering and including transactions treated as “sales or exchanges” for U.S. federal income tax purposes) from the Continuing LLC Owners for shares of our Class A common stock or cash are expected to provide favorable tax attributes for us. As a result of our acquisitions of interests in The Habit Restaurants, LLC from the Continuing LLC Owners, we anticipate that the resulting tax basis adjustments and other related tax attributes may reduce the amount of tax we would otherwise be required to pay in the future.

In connection with the IPO, we entered into a TRA. Under the TRA, we generally are required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we or our subsidiaries actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes created as a result of the IPO and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. and its subsidiaries generally retain 15% of the applicable tax savings.

The payment obligations under the TRA are obligations of The Habit Restaurants, Inc., not The Habit Restaurants, LLC, and we expect that the payments we will be required to make under the TRA will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRA, we expect that the tax savings associated with sales or exchanges of interests in The Habit Restaurants, LLC as a result of this offering, the April 2015 Offering and the IPO (not taking into account any other exchanges) would aggregate to approximately $159.4 million, based on an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015. Under such scenario we would be required to pay the other parties to the TRA approximately 85% of such amount, or $135.5 million (not taking into account any additional liability expected to arise under the TRA as a result of other exchanges), based on an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015. The actual amounts may materially differ from these hypothetical amounts.

The increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange (or the 15 trading days immediately prior to the delivery date of a notice of exchange, where we elect in the future to pay cash consideration for units of The Habit Restaurants, LLC), whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the prevailing applicable tax rates and the portion of our payments under the TRA constituting imputed interest. Payments under the TRA are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the TRA and will increase the amounts due thereunder. In addition, the TRA provides for interest, at a rate equal to one year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA. To the extent that we are unable to timely make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of the IPO).

There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements.

In certain cases, payments under the TRA to the Continuing LLC Owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRA.

The TRA provides that (i) in the event that we materially breach the TRA, (ii) if, at any time, we elect an early termination of the TRA, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA.

As a result of the foregoing, (i) we could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings we or our subsidiaries realize in respect of the tax attributes subject to the agreements and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any such benefits are ever realized. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements. If we were to elect to terminate the TRA immediately after this offering, at an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015, and a discount rate equal to 8%, we estimate that we would be required to pay $115.3 million in the aggregate under the TRA, based on an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015.

In certain circumstances, The Habit Restaurants, LLC will be required to make distributions to us and the Continuing LLC Owners, and the distributions that The Habit Restaurants, LLC will be required to make may be substantial.

The Habit Restaurants, LLC is treated by its members as a partnership for federal and applicable state income tax purposes and, as such, generally is not expected to be subject to income tax, except that it may be required to withhold and remit taxes as a withholding agent. Instead, taxable income will be allocated to holders of its LLC Units, including us. Pursuant to the LLC Agreement, The Habit Restaurants, LLC will be obligated to make tax distributions to holders of LLC Units, including us and our subsidiaries, except that The Habit Restaurants, LLC’s ability to make such distributions may be subject to various limitations and restrictions, including the operating results of The Habit Restaurants, LLC, our cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members, compliance by The Habit Restaurants, LLC and its subsidiaries with restrictions, covenants and financial ratios related to existing or future indebtedness, and other agreements entered into by The Habit Restaurants, LLC or its subsidiaries with third parties. We are a holding company with no direct operations (other than in our capacity as Managing Member of The Habit Restaurants, LLC) and we rely on The Habit Restaurants, LLC to provide us with funds necessary to meet any financial obligations.

Funds used by The Habit Restaurants, LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that The Habit Restaurants, LLC will be required to make may be substantial, and will likely exceed (as a percentage of The Habit Restaurants, LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

As a result of potential differences in the amount of net taxable income allocable to us and to the Continuing LLC Owners, as well as the use of an assumed tax rate in calculating The Habit Restaurants, LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRA. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to The Habit Restaurants, LLC, the Continuing LLC Owners would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units.

We will not be reimbursed for any payments made to the Continuing LLC Owners under the TRA in the event that any tax benefits are disallowed.

If the IRS or a state or local taxing authority challenges the tax basis adjustments and/or deductions that give rise to payments under the TRA and the tax basis adjustments and/or deductions are subsequently disallowed, the recipients of payments under the agreement will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the TRA and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments and/or deductions are disallowed, our payments under the TRA could exceed our actual tax savings, and we may not be able to recoup payments under the TRA that were calculated on the assumption that the disallowed tax savings were available.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Our Class A common stock price has been and will likely continue to be extremely volatile.

The market price and trading volume of our Class A common stock has been and will likely continue to be volatile for the foreseeable future, and investors in our Class A common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our results of operations or prospects, and could lose part or all of their investment. Since shares of our Class A common stock were sold in the IPO at a price of $18.00 per share, our stock price has ranged from a low sale price of $20.76 to a high price of $44.20 through November 17, 2015. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	variations in our operating performance and the performance of our competitors or restaurant companies in general;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (the “SEC”);

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the timing of new restaurant openings and related expense;

•	restaurant operating costs for our newly-opened restaurants;

•	labor availability and costs for hourly and management personnel;

•	profitability of our restaurants, especially in new markets;

•	changes in interest rates;

•	increases and decreases in AUVs and comparable restaurant sales growth;

•	impairment of long-lived assets and any loss on restaurant closures;

•	macroeconomic conditions, both nationally and locally;

•	negative publicity relating to the consumption of seafood or other products we serve;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets;

•	increases in infrastructure costs; and

•	fluctuations in commodity prices.

Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically slightly lower in the fourth quarter due to holiday closures. Adverse weather conditions may also affect customer traffic. In addition, we have outdoor seating at most of our restaurants, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenue.

Regulatory compliance may divert our management’s attention from day-to-day management of our business, which could have a material adverse effect on our business.

Our management team may not successfully or efficiently manage our continued transition to a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the regulations imposed by Nasdaq. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

We incur significant increased expenses and administrative burdens as a public company, which could have a material adverse effect on our business, financial condition and results of operations.

We face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company prior to our initial public offering in November 2014. The

Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and Nasdaq, impose additional reporting and other obligations on public companies. A number of those requirements require us to carry out activities we have not done prior to becoming a public company. For example, we created new board committees and will adopt new internal controls and disclosure controls and procedures. In addition, we incur additional expenses associated with our SEC reporting requirements. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. It has also been more expensive to obtain directors’ and officers’ liability insurance. Risks associated with our status as a public company may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and the costs of our related legal, accounting and administrative activities by approximately $2 million per year. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of Class A common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of Class A common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

There may be sales of a substantial amount of our Class A common stock after this offering by our current stockholders, and these sales could cause the price of our Class A common stock to fall.

After this offering, there will be 17,819,564 shares of Class A common stock outstanding. All the Class A common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Following completion of this offering, approximately 7.5% of our outstanding Class A common stock (6.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and 69.9% of our outstanding Class B common stock will be held (67.8% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), in the aggregate, by investment funds affiliated with KarpReilly, our executive officers and our directors.

Our directors, executive officers and certain holders of our equity securities (including affiliates of KarpReilly) have entered into lock-up agreements with Piper Jaffray, Baird and Wells Fargo Securities on behalf of the underwriters, which regulates their sales of our Class A common stock (or sales of interests in The Habit Restaurants, LLC by the Continuing LLC Owners) for a period of 90 days after the date of this prospectus, subject to certain exceptions. See the section entitled “Shares Eligible for Future Sale—Lock-Up Agreements.” At any time, the underwriters, in their sole discretion, may release all or some of the securities subject to the lock-up agreements, as described in the section entitled “Underwriting.”

Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our Class A common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after this offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates.

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

Our amended and restated certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. Our amended and restated certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding Class A common stock other than affiliates of KarpReilly. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock depends, to some extent, on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Class A common stock or change their opinion of our Class A common stock, our stock price would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Because we have no current plans to pay cash dividends on our Class A common stock for the foreseeable future, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facility. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. See the section entitled “Dividend Policy.”

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the date on which we are deemed to be a “large accelerated filer” (as that term defined in Rule 12b-2 under the Exchange Act), (ii) the last day of the fiscal year in which we had total annual gross revenue of $1 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering which is December 31, 2019.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we are required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company, which may be up to five full fiscal years following the date of the IPO.

To comply with these requirements, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. In addition, we may identify material weaknesses in our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

If we identify weaknesses in our internal control over financial reporting, are unable to comply with the requirements of Section 404 in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by Nasdaq (the exchange on which our securities are listed), the SEC or other regulatory authorities, which could require additional financial and management resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and the information incorporated by reference in this prospectus, includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “potentially,” “can,” “should,” “seeks,” “projects,” “approximately,” “intends,” “plans,” “estimates” or “anticipates,” or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we and our partners operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). We believe that these risks and uncertainties include, but are not limited to, those described in the section entitled “Risk Factors,” which include but are not limited to the following:

•	difficulties executing our growth strategy and opening new restaurants that are profitable;

•	ineffectively competing in our industry;

•	difficulties maintaining increases in average restaurant revenue and comparable restaurant sales;

•	increases in food and supply costs or failure to receive frequent deliveries of food ingredients and other supplies;

•	limited control over franchisees and licensees, including Reichard Bros. Enterprises, Inc.;

•	negative publicity relating to one of our restaurants, including one of our franchised/licensed restaurants;

•	the impact of governmental laws and regulation;

•	food safety and foodborne illness concerns;

•	changes in economic conditions and adverse weather and other unforeseen conditions, especially in Southern California;

•	new information or attitudes regarding diet and health;

•	difficulties with certain vendors, suppliers and distributors we rely on or will rely on;

•	failure to maintain our corporate culture as we grow and changes in consumer recognition of our brand;

•	changes in senior management, loss of one or more key personnel or an inability to attract, hire, integrate and retain highly skilled personnel;

•	labor shortages, unionization activities, labor disputes or increased labor costs, including increased labor costs resulting from minimum wage increases; and

•	inadequately protecting our intellectual property or breaches of security of confidential consumer information.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

You are cautioned not to place undue reliance on the forward-looking statements contained in this prospectus as predictions of future events, and we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements contained in this prospectus will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds the selling stockholders will receive from the sale of our Class A common stock in this offering will be approximately $114.1 million after deducting estimated underwriting discounts and commissions (based on an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015). If the underwriters’ option to purchase additional shares is exercised in full, we estimate that the selling stockholders will receive net proceeds of approximately $131.2 million (based on an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015), after deducting estimated underwriting discounts and commissions.

We will not receive any proceeds from the sale of Class A common stock by the selling stockholders. We will, however, bear the costs, other than underwriting discounts and commissions, associated with the sale of shares by the selling stockholders. For more information, see “Principal and Selling Stockholders.”

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock has been listed on the Nasdaq Global Market under the symbol “HABT” since November 20, 2014. Our initial public offering was priced at $18.00 per share on November 19, 2014. Prior to that date, there was no public trading market for our Class A common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our class A Common stock as reported by the Nasdaq Global Market:

	High	Low
Fourth Quarter of Fiscal Year 2014	$44.20	$29.91
First Quarter of Fiscal Year 2015	$36.88	$29.05
Second Quarter of Fiscal Year 2015	$40.50	$30.29
Third Quarter of Fiscal Year 2015	$31.97	$21.15
Fourth Quarter of Fiscal Year 2015 (through November 17)	$28.07	$20.76

On November 17, 2015, the last reported sale price on the Nasdaq Global Market of our Class A common stock was $23.77 per share. As of November 17, 2015, we had approximately four holders of record of our Class A common stock and 62 holders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities. For more information about certain holders of our common stock see “Principal and Selling Stockholders.”

DIVIDEND POLICY

Except in connection with the IPO and the Recapitalization Transactions, we have never declared or paid any cash dividends. Specifically, we have never declared or paid cash dividends on our Class A common stock, and our board of directors does not currently intend to pay regular dividends on our Class A common stock. Instead, we anticipate that all of our earnings in the foreseeable future, if any, will be used for the operation and growth of our business. However, we expect to reevaluate our dividend policy on a regular basis following the completion of this offering and may, subject to compliance with the covenants contained in our credit facility, in the future determine to pay dividends. Any future determination to pay dividends as a public company will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

CAPITALIZATION

The following table sets forth as of September 29, 2015:

•	our actual cash and cash equivalents and capitalization on a historical consolidated basis, and

•

our cash and cash equivalents and capitalization on a consolidated basis, as adjusted to reflect (a) the sale of shares of Class A common stock in this offering by the selling stockholders at an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015, (b) the cancellation of a number of shares of our Class B common stock held by the Continuing LLC Owners equal to the number of LLC Units exchanged in this offering by such Continuing LLC Owners for Class A common stock, and (c) the payment of fees and expenses in connection with this offering.

This table should be read in conjunction with the sections entitled “Use of Proceeds” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 29, 2015
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$51,755	$50,899

Total debt:
Borrowings under our credit facility	—	—
Deemed landlord financing	2,449	2,449
Total stockholders’ equity
Stockholders’ equity
Class A common stock, par value $0.01 per share, 70,000,000 shares authorized and 17,819,564 shares issued and outstanding on an as adjusted basis	138	178
Class B common stock, par value $0.01 per share, 70,000,000 shares authorized and 8,181,672 shares issued and outstanding on an as adjusted basis	122	82
Additional paid-in capital	71,276	97,435	(1)
Retained earnings	2,246	1,390	(2)

The Habit Restaurants, Inc. stockholders’ equity	73,782	99,085

Non-controlling interests	56,346	38,625	(3)
Total stockholders’ equity	130,128	137,710

Total capitalization	$132,577	$140,159

(1)

As adjusted additional paid-in capital reflects (i) the net effect of adjustments to reflect the impact on deferred taxes related to the difference in the tax basis in The Habit Restaurants, LLC as compared to its GAAP carrying value, (ii) adjustments that give effect to the tax receivable agreement, (iii) the portion of additional paid-in capital attributable to our non-controlling interest in The Habit Restaurants, LLC after giving effect to this offering and (iv) adjustments for estimated costs and expenses directly attributable to this offering.

(2)	As adjusted retained earnings reflects retained earnings adjusted for estimated costs and expenses other than underwriting discounts and commissions, payable by us in connection with this offering.
(3)

As adjusted non-controlling interest reflects the net effect of adjustments on additional paid-in capital and retained earnings multiplied by the percentage ownership of The Habit Restaurants, LLC not directly attributable to The Habit Restaurants, Inc. after giving effect to this offering, or 31.5% (assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock).

SELECTED FINANCIAL DATA

The following tables summarize consolidated financial information of The Habit Restaurants, Inc. Our financial results for the years presented prior to the IPO are the historical results of The Habit Restaurants, LLC, including the earnings prior to and up to November 25, 2014. For the period after the IPO on November 25, 2014, the non-controlling interest represents the portion of earnings or loss attributable to the economic interest held by the non-controlling LLC Unit holders, which was 47.1% as of September 29, 2015. As these amounts were entirely allocable to the LLC Unit holders, we updated our historical presentation to attribute these earnings to the non-controlling interest accordingly. You should read the selected historical financial data set forth below in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

Beginning with fiscal year 2011, we have operated on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. As a result of the transition to this 52- or 53-week fiscal calendar from a traditional year-end calendar, fiscal year 2010 began on January 1, 2010 but ended on December 28, 2010, such that fiscal year 2010 was three days fewer than a typical calendar year. Prior to fiscal year 2010, we used a traditional calendar year end for our fiscal year for financial reporting purposes. Fiscal years 2011, 2012, 2013 and 2014 ended on December 27, 2011, December 25, 2012, December 31, 2013 and December 30, 2014 respectively. Fiscal year 2015 will end on December 29, 2015. Each of our fiscal quarters consists of 13 weeks, with the exception of a 53-week year in which the fourth quarter has 14 weeks. A 53-week year occurs every six or seven years. The 2013 fiscal year contained 53 weeks, while all other years presented in this prospectus contain 52 weeks.

	Fiscal Year Ended					39 Weeks Ended
	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands, except share and per share data)						(unaudited)
Statement of Operations Data:
Revenue:
Revenue	$41,804	$59,236	$84,158	$120,373	$174,544	$126,210	$169,796
Franchise/license revenue	—	—	—	—	75	56	165

Total revenue	41,804	59,236	84,158	120,373	174,619	126,266	169,961
Operating expenses:
Restaurant operating costs (excluding depreciation and amortization):
Food and paper costs	13,055	19,538	26,396	38,789	58,260	41,928	54,754
Labor and related expenses	13,002	18,135	25,831	35,782	51,898	37,362	51,666
Occupancy and other operating expenses	6,490	8,563	12,687	18,906	27,184	19,485	25,722
General and administrative expenses	5,320	6,850	10,254	12,634	18,002	12,574	18,243
Depreciation and amortization	1,597	2,292	3,923	6,008	8,472	5,991	8,163
Pre-opening costs	364	1,122	1,458	1,754	1,902	1,147	1,342
Loss on disposal of assets	2	4	3	15	141	115	58

Total operating expenses	39,830	56,502	80,552	113,888	165,859	118,602	159,948

Income from operations	1,974	2,734	3,606	6,485	8,760	7,664	10,013

	Fiscal Year Ended					39 Weeks Ended
	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands, except share and per share data)						(unaudited)
Other expenses:
Interest expense, net	198	344	548	735	909	756	342

Income before income taxes	1,776	2,389	3,058	5,750	7,851	6,908	9,671
Provision for income taxes	—	—	—	—	299	—	2,089

Net income	$1,776	$2,389	$3,058	$5,750	$7,552	$6,908	$7,582
Less: net income attributable to non-controlling interest(1)	(1,776)	(2,389)	(3,058)	(5,750)	(7,584)	(6,908)	(5,304)

Net (loss) income attributable to The Habit Restaurants, Inc.	$—	$—	$—	$—	$(32)	$—	$2,278

Net (loss) income attributable to The Habit Restaurants, Inc. per share Class A common stock(2):
Basic	—	—	—	—	$(0.00)	—	$0.19
Diluted	—	—	—	—	$(0.00)	—	$0.19
Weighted average shares of Class A common stock outstanding:
Basic	—	—	—	—	8,974,550	—	12,006,932
Diluted	—	—	—	—	8,974,550	—	12,013,810

	Fiscal Year Ended					39 Weeks Ended
	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(dollar amounts in thousands)						(unaudited)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$4,147	$6,772	$11,244	$15,374	$23,194	$17,860	$24,616
Net cash used in investing activities	(4,677)	(11,274)	(14,968)	(20,234)	(24,403)	(14,935)	(19,046)
Net cash provided by (used in) financing activities	$—	$2,936	$3,735	$4,682	$50,556	$(786)	$(3,284)
Balance Sheet Data-Consolidated (at period end):
Cash and cash equivalents	$1,854	$288	$300	$122	$49,469	$2,261	$51,755
Property and equipment, net(3)	12,650	22,642	34,775	50,076	65,668	60,593	75,114
Total assets	38,076	47,137	60,136	77,881	158,622	91,764	255,980
Total debt(4)	910	4,241	8,504	13,966	2,478	13,604	2,449
Total members’/stockholders’ equity	$33,225	$35,874	$39,130	$45,067	$116,957	$51,859	$130,128
Other Operating Data:
Total restaurants at end of period(5)	33	46	63	85	110	99	128
Company-operated restaurants at end of period	33	46	63	85	109	98	124
Company-operated comparable restaurant sales growth(6)	5.4%	8.7%	3.5%	3.6%	10.7%	9.8%	7.6%
Company-operated average unit volumes	$1,347	$1,526	$1,565	$1,634	$1,823	$1,741	$1,924
Restaurant contribution(7)	9,257	13,000	19,243	26,896	37,202	27,435	37,654
as a percentage of revenue	22.1%	21.9%	22.9%	22.3%	21.3%	21.7%	22.2%
EBITDA(8)	$3,571	$5,025	$7,529	$12,492	$17,232	$13,655	$18,176
Adjusted EBITDA(8)	4,300	6,558	10,251	13,996	21,038	15,780	21,645
as a percentage of revenue	10.3%	11.1%	12.2%	11.6%	12.0%	12.5%	12.7%
Capital expenditures(9)	$4,677	$11,274	$14,968	$20,234	$24,403	$14,935	$19,046

footnotes on following page

(1)

For the period after the IPO on November 25, 2014, the non-controlling interest represents the portion of earnings or loss attributable to the economic interest held by the non-controlling LLC Unit holders, which was 47.1% as of September 29, 2015. Since all of the earnings prior to and up to November 25, 2014 were entirely allocable to the LLC Unit holders, we updated our historical presentation to attribute these earnings to the non-controlling interest accordingly.

(2)

As noted above, all earnings prior and up to November 25, 2014, the date of completion of the IPO, were entirely allocable to the non-controlling interest. As a result, earnings per share information attributable to these historical periods is not comparable to earnings per share information attributable to the Company after the IPO and, as such, has been omitted.

(3)	Property and equipment, net consists of property and equipment owned and leased, net of accumulated depreciation and amortization.
(4)

Total debt consists of borrowings under our credit facility (as described in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility”) and deemed landlord financing.

(5)	Does not include the five licensed locations in Santa Barbara County, California.
(6)

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. A restaurant enters our comparable restaurant base in the accounting period following its 18th full period of operations.

(7)

Restaurant contribution is neither required by, nor presented in accordance with, GAAP, and is defined as company-operated restaurant revenue less company-operated restaurant operating costs. Restaurant contribution is a supplemental measure of operating performance of our restaurants and our calculation thereof may not be comparable to that reported by other companies. Restaurant contribution has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes that restaurant contribution is an important tool for investors because it is a widely-used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses restaurant contribution as a key metric to evaluate the profitability of incremental sales at our restaurants, to evaluate our restaurant performance across periods and to evaluate our restaurant financial performance compared with our competitors.

A reconciliation of restaurant contribution to company-operated restaurant revenue is provided below:

	Fiscal Year Ended					39 Weeks Ended
	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands)						(unaudited)
Restaurant revenue	$41,804	$59,236	$84,158	$120,373	$174,544	$126,210	$169,796
Restaurant operating costs	32,547	46,236	64,915	93,477	137,342	98,775	132,142

Restaurant contribution	$9,257	$13,000	$19,243	$26,896	$37,202	$27,435	$37,654

(8)

EBITDA represents net income before interest expense, net, provision for income taxes, depreciation and amortization. Adjusted EBITDA represents net income before interest expense, net, provision for income taxes, depreciation, amortization and certain items that we do not consider representative of our ongoing operating performance, as identified in the reconciliation table below.

EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as a measure of our liquidity. In addition, in evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses or charges such as those added back to calculate EBITDA and Adjusted EBITDA. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these or other unusual or nonrecurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP, including that (i) they do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments, (ii) they do not reflect changes in, or cash requirements for, our working capital needs, (iii) they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt, (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements, (v) they do not adjust for all non-cash income or expense items that are reflected in our statements of cash flows, (vi) they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, and (vii) other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

footnotes on following page

We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from such non-GAAP financial measures. We further compensate for the limitations in our use of non-GAAP financial measures by presenting comparable GAAP measures prominently.

We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period by isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. These potential differences may be caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA and Adjusted EBITDA because (i) we believe these measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry, (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness and (iii) we use EBITDA and Adjusted EBITDA internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

The following table sets forth reconciliations of EBITDA and Adjusted EBITDA to our net income:

	Fiscal Year Ended					39 Weeks Ended
	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands)
Net income	$1,776	$2,389	$3,058	$5,750	$7,552	$6,908	$7,582
Non-GAAP adjustments:
Provision for income taxes	—	—	—	—	299	—	2,089
Interest expense, net	198	344	548	735	909	756	342
Depreciation and amortization	1,597	2,292	3,923	6,008	8,472	5,991	8,163

EBITDA	$3,571	$5,025	$7,529	$12,492	$17,232	$13,655	$18,176

Stock-based compensation expense(a)	$207	$251	$301	$260	$515	$304	$852
Management fees(b)	156	157	160	144	635	114	—
Loss on disposal of assets(c)	2	4	3	15	141	115	58
Legal settlement(d)	—	—	800	(9)	—	—	—
Pre-opening costs(e)	364	1,122	1,458	1,754	1,902	1,147	1,342
2013 additional operating week impact(f)	—	—	—	(661)	—	—	—
Offering related expenses(g)	—	—	—	—	613	445	1,217

Adjusted EBITDA	$4,300	$6,558	$10,251	$13,996	$21,038	$15,780	$21,645

(a)	Includes non-cash, stock-based compensation.
(b)	Includes management fees and other out-of-pocket costs incurred by us and payable to KarpReilly.
(c)	Loss on disposal of assets includes the loss on disposal of assets related to retirements and replacement or write-off of leasehold improvements or equipment.
(d)	One-time costs related to the settlement of a legal matter.
(e)

Pre-opening costs consist of costs directly associated with the opening of new restaurants and incurred prior to opening, including management labor costs, staff labor costs during training, food and supplies used during training, marketing costs and other related pre-opening costs. These are generally incurred over the three to five months prior to opening. Pre-opening costs also include net occupancy costs incurred between the date of possession and opening date of our restaurants.

(f)

We operate on a 52- or 53-week fiscal year ending on the last Tuesday of each calendar year for financial reporting purposes. Each of our quarters consists of 13 weeks, with the exception of a 53-week year in which the fourth quarter has 14 weeks. The 2013 fiscal year contained 53 weeks.

(g)	Costs associated with public offerings of Class A common stock.
(9)	Capital expenditures consist of cash paid related to new restaurant construction, the remodel and maintenance of existing restaurants and other corporate expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The Habit Restaurants, Inc. was formed July 24, 2014 and prior to the IPO had not conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in the Habit Restaurants, LLC (such interests collectively representing a less than 20% interest in the Habit Restaurants, LLC) and (iii) the preparation of the IPO registration statement. We conduct our business through The Habit Restaurants, LLC and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

The Habit Burger Grill is a high-growth, fast casual restaurant concept that specializes in preparing fresh, made-to-order char-grilled burgers and sandwiches featuring USDA choice tri-tip steak, grilled chicken and sushi-grade albacore tuna cooked over an open flame. In addition, we feature freshly prepared salads and an appealing selection of sides, shakes and malts. The char-grilled preparation of our fresh burgers topped with caramelized onions and fresh produce has generated tremendous consumer response resulting in our burger being named the “best tasting burger in America” in July 2014 in a comprehensive survey conducted by one of America’s leading consumer magazines. We operate in the approximately $39 billion fast casual restaurant segment, which we believe has created significant recent disruption in the restaurant industry and is rapidly gaining market share from adjacent restaurant segments, resulting in significant growth opportunities for restaurant concepts such as The Habit.

History and Operations

The first location opened in Santa Barbara, California in 1969. Our restaurant concept has been, and continues to be built around a distinctive and diverse menu, headlined by fresh, char-grilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients. Our Chief Executive Officer, Russell W. Bendel, joined The Habit in 2008, after KarpReilly, a private investment firm based in Greenwich, Connecticut, acquired an equity interest in us in 2007. At the time of KarpReilly’s investment, we had 17 locations. Since then, we have grown our brand on a disciplined basis designed to capitalize on the large market opportunity available to us and, as of September 29, 2015, we had 128 locations. Our highly experienced management team has created and refined the infrastructure to create replicable restaurant-level systems, processes and training procedures that can deliver a high-quality experience that is designed to consistently exceed our customers’ expectations.

Growth Strategies and Outlook

We plan to continue to expand our business, drive comparable restaurant sales growth and enhance our competitive positioning by executing on the following strategies:

•	expand our restaurant base;

•	increase our comparable restaurant sales; and

•	enhance operations and leverage our infrastructure to improve long-term profitability.

We had 128 restaurants in 12 markets in six states as of September 29, 2015, including three licensed and one franchised location (excluding the five licensed locations in Santa Barbara County, California). We opened 25 restaurants in 2014, consisting of 24 company-operated restaurants and one licensed location. Additionally, we opened 18 restaurants from December 31, 2014 through September 29, 2015 consisting of 15 company-operated restaurants and three franchised/licensed locations, and we expect to open a total of 11 to 13 additional company-operated restaurants, and up to two franchised/licensed restaurants through the remainder of 2015. Over the next four years, we plan to double the number of The Habit locations. To increase comparable restaurant sales, we plan to continue delivering superior execution, increasing customer frequency, attracting new customers and improving per customer spend. We believe we are well positioned for future growth, with a developed corporate infrastructure capable of supporting our expanding restaurant base. Additionally, we believe we have an opportunity to enhance our profitability as we benefit from increased economies of scale. However, these growth rates cannot be guaranteed.

Recapitalization and IPO

The Habit Restaurants, Inc. was formed July 24, 2014 and prior to the IPO had not conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in the Habit Restaurants, LLC (such interests collectively representing a less than 20% interest in the Habit Restaurants, LLC) and (iii) the preparation of the IPO registration statement.

The Habit Restaurants, Inc. is a holding company, and has a controlling direct and indirect equity interest in The Habit Restaurants, LLC. As the sole managing member of The Habit Restaurants, LLC, The Habit Restaurants, Inc. operates and controls all of the business and affairs of The Habit Restaurants, LLC and, through The Habit Restaurants, LLC and its subsidiaries, conducts our business. The Habit Restaurants, Inc. consolidates the financial results of The Habit Restaurants, LLC in its consolidated financial statements and reports non-controlling interests related to the LLC Units held by the Continuing LLC Owners on its consolidated financial statements.

On November 25, 2014, we completed our IPO of 5,750,000 shares of our Class A common stock at a price of $18.00 per share. This included 750,000 shares issued and sold by us pursuant to the over-allotment option granted to the underwriters, which was exercised concurrently with the completion of the IPO. We received net proceeds of approximately $96.3 million, after underwriting discounts and commissions but before expenses, and we used the net proceeds to purchase, directly and indirectly, LLC Units from The Habit Restaurants, LLC. The Habit Restaurants, LLC subsequently used a portion of such proceeds to repay $13.9 million of borrowings outstanding under our existing credit facility with California Bank & Trust, to extinguish the approximately $30 million balance on the Bridge Loan with California Bank & Trust incurred in connection with a distribution to the members of The Habit Restaurants, LLC made immediately prior to the completion of the IPO and, with the remaining proceeds, have and will continue to support our growth, for working capital and general corporate purposes.

In connection with the IPO, we entered into the TRA. Under the TRA, we generally are required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes created as a result of the IPO and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. and its subsidiaries generally will retain 15% of the applicable tax savings.

The Habit Restaurants, Inc. may accumulate cash balances in future years resulting from distributions from The Habit Restaurants, LLC exceeding our tax or other liabilities. To the extent The Habit

Restaurants, Inc. does not use such cash balances to pay a dividend on Class A common stock and instead decides to hold such cash balances, Continuing LLC Owners who exchange LLC Units for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances.

Pursuant to and subject to the terms of the LLC Agreement, the Continuing LLC Owners will have the right, from and after the expiration of the lock-up agreements described below, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which such shares will be cancelled in connection with any such exchange) for, generally, at the option of The Habit Restaurants, Inc. (such determination to be made by the disinterested members of our board of directors), (i) cash consideration (generally calculated based on the volume-weighted average price of the Class A common stock of The Habit Restaurants, Inc., as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of The Habit Restaurants, Inc. for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As any Continuing LLC Owner exchanges its LLC Units, The Habit Restaurants, Inc.’s interest in The Habit Restaurants, LLC will increase. The LLC Agreement also provides that a Continuing LLC Owner will not have the right to exchange LLC Units if, among other things, we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject. These exchanges are expected to result in increases in the tax basis of the assets of The Habit Restaurants, LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that The Habit Restaurants, Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We may impose additional restrictions on exchange that we determine to be necessary or advisable to prevent The Habit Restaurants, LLC from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. When a holder exchanges LLC Units and an equal number of shares of Class B common stock for shares of Class A common stock, because The Habit Restaurants, Inc. acquires additional LLC Units in connection with such exchange, the number of LLC Units held by The Habit Restaurants, Inc. will correspondingly increase, and such shares of Class B common stock will be cancelled. As noted above, each of the Continuing LLC Owners also holds a number of shares of our Class B common stock equal to the number of LLC Units held by such person. Although shares of Class B common stock have no economic rights, they give holders voting power at The Habit Restaurants, Inc., the managing member of The Habit Restaurants, LLC, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock is entitled to one vote. Accordingly, the voting power afforded to the Continuing LLC Owners by their shares of Class B common stock is automatically and correspondingly reduced as they exchange LLC Units and Class B common stock for shares of our Class A common stock pursuant to the LLC Agreement. Additionally, the voting power afforded to such Continuing LLC Owners will correspondingly increase as a result of the issuance of Class A common stock. Therefore, assuming disinterested members of our board of directors elect to grant Class A common stock in exchange for LLC Units, as a result of these transactions (and without taking into account any subsequent sale of shares of Class A common stock issued pursuant to the LLC Agreement), the voting power will effectively remain unchanged.

Key Measures We Use to Evaluate Our Performance

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are revenue, comparable restaurant sales growth, AUVs, restaurant contribution and number of new restaurant openings.

Revenue

Revenue consists of sales of food and beverages in company-operated restaurants and mobile event based catering trucks, net of promotional allowances and employee meals. Several factors impact our revenue in any period, including the number of restaurants in operation and per restaurant sales.

Comparable Restaurant Sales Growth

Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We include restaurants in the comparable restaurant base in the accounting period following its 18th full period of operations. Each of our periods is the applicable four or five week reporting period, except for the 12th period of a 53-week year, which contains six weeks. As of the end of fiscal years 2010, 2011, 2012, 2013 and 2014 there were 21, 30, 36, 51 and 68 company-operated restaurants, respectively, in our comparable restaurant base, and as of the end of the 39 weeks ended September 29, 2015 there were 86 company-operated restaurants in the comparable restaurant base. This measure highlights performance of existing restaurants, as the impact of new restaurant openings is excluded.

Comparable restaurant sales growth is generated by increases in customer traffic or increases in per customer spend. Per customer spend can be influenced by changes in menu prices and/or the mix and number of items sold per transaction.

Measuring our comparable restaurant sales growth allows us to evaluate the performance of our existing restaurant base. Various factors impact comparable restaurant sales, including:

•	our ability to operate restaurants effectively and efficiently to meet consumer expectations;

•	opening of new restaurants in the vicinity of existing locations;

•	consumer recognition of our brand and our ability to respond to changing consumer preferences;

•	pricing and changes in operating hours;

•	customer traffic;

•	per customer spend and average transaction amount;

•	local competition;

•	marketing and promotional efforts;

•	introduction of new menu items; and

•	overall economic trends, particularly those related to consumer spending.

The following table shows our quarterly company-operated comparable restaurant sales growth since 2010:

	Fiscal Year 2010				Fiscal Year 2011				Fiscal Year 2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Comparable Restaurant Sales Growth	5.9%	3.5%	5.8%	6.5%	8.8%	10.2%	8.8%	7.5%	4.9%	3.6%	2.7%	3.0%
Comparable Restaurants	20	20	21	21	22	24	28	30	31	33	34	36

	Fiscal Year 2013				Fiscal Year 2014				39 Weeks Ended September 29, 2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Comparable Restaurant Sales Growth	1.5%	3.4%	3.6%	5.5%	6.0%	6.3%	16.2%	13.2%	12.6%	8.9%	2.9%
Comparable Restaurants	39	45	47	51	56	60	66	68	72	81	86

Average Unit Volumes (AUVs)

AUVs are calculated by dividing revenue for the trailing 52-week period for all company-operated restaurants that have operated for 12 full periods by the total number of restaurants open for such period. For purposes of the AUV calculation in 2013, we used the last 52 of the 53 weeks of the fiscal year. This measurement allows management to assess changes in consumer spending patterns at our restaurants and the overall performance of our restaurant base.

Restaurant Contribution

Restaurant contribution is defined as revenue less restaurant operating costs, which are food and paper costs, labor and related expenses, occupancy and other operating expenses. We expect restaurant contribution to increase in proportion to the number of new company-operated restaurants we open and our comparable restaurant sales growth. Fluctuations in restaurant contribution margin can also be attributed to those factors discussed below for the components of restaurant operating costs.

Number of New Restaurant Openings

The number of company-operated restaurant openings reflects the number of restaurants opened during a particular reporting period. Before we open new company-operated restaurants, we incur pre-opening costs. Some of our restaurants open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. Typically, our new restaurants have stabilized sales after approximately 13 to 26 weeks of operation, at which time the restaurant’s sales typically begin to grow on a consistent basis. In new markets, the length of time before average sales for new restaurants stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers’ limited awareness of our brand. New restaurants may not be profitable, and their sales performance may not follow historical patterns. The number and timing of restaurant openings has had, and is expected to continue to have, an impact on our results of operations. The following table shows the growth in our company-operated restaurant base for the fiscal years 2010, 2011, 2012, 2013 and 2014, respectively, and for the 39 weeks ended September 29, 2015.

	Fiscal Year Ended					39 Weeks Ended
	December 28, 2010	December 27, 2011	December 25, 2012	December 31, 2013	December 30, 2014	September 29, 2015
Company-operated restaurant base
Beginning of period	26	33	46	63	85	109
Openings	7	13	17	22	24	15

Restaurants at end of period	33	46	63	85	109	124
Franchised/licensed restaurants(1)
Beginning of period	—	—	—	—	—	1
Openings	—	—	—	—	1	3

Restaurants at end of period	—	—	—	—	1	4
Total restaurants
Beginning of period	26	33	46	63	85	110
Openings	7	13	17	22	25	18

Restaurants at end of period	33	46	63	85	110	128
Year-over-year growth
Total restaurants	26.9%	39.4%	37.0%	34.9%	29.4%

(1)	Does not include the five licensed locations in Santa Barbara County, California.

Key Financial Definitions

Restaurant revenue.    Restaurant revenue represents sales of food and beverages in company-operated restaurants and catering trucks, net of promotional allowances and employee meals. Restaurant sales in a given period are directly impacted by the number of operating weeks in the period, the number of restaurants we operate and comparable restaurant sales growth.

Franchise/license revenue.    Franchise/license revenue consists of fees charged to, and royalty revenue collected from, franchise/license owners who enter into a franchise/license agreement with us. We recognize franchise/license revenue when all material obligations have been performed and conditions have been satisfied, typically when operations of a new franchise or licensed restaurant have commenced. The fees collected by the Company upon signing a franchise/license agreement are deferred until operations have commenced.

Food and paper costs.    Food and paper costs consist primarily of food, beverage and packaging costs. The components of cost of sales are variable in nature, change with sales volume and are influenced by menu mix and subject to increases or decreases based on fluctuations in commodity costs. Other important factors causing fluctuations in food and paper costs include seasonality, discounting activity and restaurant level management of food waste. Food and paper costs are a substantial expense and can be expected to grow proportionally as our revenue grows.

Labor and related expenses.    Labor and related expenses includes all restaurant-level management and hourly labor costs, including wages, benefits and bonuses, payroll taxes and other indirect labor costs. Like our other expense items, we expect labor and related expenses to grow proportionally as our revenue grows. Factors that influence fluctuations in our labor and related expenses include minimum wage and payroll tax legislation, the frequency and severity of workers’ compensation claims, health care costs and the performance of our restaurants.

Occupancy and other operating expenses.    Occupancy and other operating expenses include all other restaurant-level operating expenses, such as supplies, utilities, repairs and maintenance, travel costs, credit card fees, recruiting, expenses related to our call center services, restaurant-level marketing costs, security, rent, common area maintenance, property taxes/licenses and insurance.

General and administrative expenses.    General and administrative expenses include expenses associated with corporate and regional supervision functions that support the operations of existing restaurants and development of new restaurants, including compensation and benefits, travel expenses, stock-based compensation expenses, legal and professional fees, marketing costs, information systems, corporate office rent and other related corporate costs. General and administrative expenses can be expected to grow as we grow, including incremental legal, accounting, insurance and other expenses incurred as a public company.

Depreciation and amortization expense.    Depreciation and amortization expenses are periodic non-cash charges that consist of depreciation of fixed assets, including equipment and capitalized leasehold improvements. Depreciation is determined using the straight-line method over the assets’ estimated useful lives, ranging from three to ten years. Our deemed landlord assets are depreciated over 40 years.

Pre-opening costs.    Pre-opening costs are incurred in connection with the hiring and training of personnel, as well as occupancy and other operating expenses during the build-out period of new restaurant openings. Pre-opening costs also include rent and amortization of tenant incentives recorded between the date of possession and the opening date for our new restaurants. Pre-opening costs are expensed as incurred.

Loss on disposal of assets.    Loss on disposal of assets is composed of the loss on retirements and replacements of leasehold improvements, furniture, fixtures and equipment. These losses are related to normal disposals in the ordinary course of business, along with disposals related to selected restaurant remodeling activities.

Interest expense, net.    Interest expense includes cash and imputed non-cash charges related to our deemed landlord financing, non-cash charges related to our residual value obligations, as well as cash payments and accrued charges related to our outstanding credit facility, net of interest income on our investments.

Provision for income taxes.    Provision for income taxes represents federal, state and local current and deferred income tax expense. As a partnership, The Habit Restaurants, LLC generally pays no tax on its net income, and each of its members is required to report such member’s allocable share of The Habit Restaurants, LLC’s net income on such member’s income tax returns. In contrast, The Habit Restaurants, Inc. is a corporation for federal, state and local income tax purposes, and The Habit Restaurants, Inc. and its subsidiaries will pay tax on their allocable share of income of The Habit Restaurants, LLC.

Critical Accounting Policies

Our discussion and analysis of operating results and financial condition are based upon our consolidated financial statements. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures of contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Our critical accounting policies are those that materially affect our financial statements and involve difficult, subjective or complex judgments by management. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, actual results may be materially different from the estimates. We believe the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements and that the judgments and estimates are reasonable.

Leases

We record rent expense for our leases, which generally have escalating rentals over the term of the lease, on a straight-line basis over the lease term. Rent expense begins when we have the right to control the use of the property, which is typically before rent payments are due under the lease. We record the difference between the rent expense and rent paid as deferred rent in the consolidated balance sheet. Rent expense for the period prior to the restaurant opening is reported as pre-opening rent expense in the consolidated statements of income. Tenant incentives used to fund leasehold improvements are recorded as deferred rent and amortized as reductions of rent expense beginning when we take control of the related leased space through the term of the lease. The amortization of the tenant incentives for the period prior to the restaurant opening is reported as a reduction of pre-opening rent expense in the consolidated statements of income. Certain of our operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts. We recognize contingent rent expense when the achievement of specified targets is considered probable.

In some cases, the asset we will lease requires construction to ready the space for its intended use, and in certain cases, we have involvement with the construction of leased assets. The construction period begins when we execute our lease agreement with the property owner and continues until the space is substantially complete and ready for its intended use. In accordance with ASC 840-40-55, we must consider the nature and extent of our involvement during the construction period, and in some cases, our involvement results in us being considered the accounting owner of the construction project; in such cases, we capitalize the landlord’s construction costs, including the value of costs incurred up to the date we execute our lease (e.g., our portion of any costs of the building “shell”) and costs incurred during the remainder of the construction period, as such costs are incurred. Additionally, ASC 840-40-55 requires us to recognize a financing obligation for construction costs incurred by the landlord. One example of involvement that results in The Habit Restaurants being considered the accounting owner is a case where The Habit Restaurants leases a “cold shell.”

Once construction is complete, we are required to perform a sale-leaseback analysis pursuant to ASC 840-40 to determine if we can remove the landlord’s assets and associated financing obligations from the consolidated balance sheet. In certain leases, we maintain various forms of “continuing involvement” in the property, thereby precluding us from derecognizing the asset and associated financing obligations following the construction completion. In those cases, we will continue to account for the asset as if we are the legal owner, and the financing obligation similar to other debt, until the lease expires or is modified to remove the continuing involvement that prohibits derecognition.

Deferred Rent

Leases may contain rent holidays, or free rents, and rent escalations during the lease terms. Rental expense is recorded on a straight-line basis starting on the date the Company takes control of the leased space. The difference between the average rental amount charged to expense and the amount payable under the lease is recorded as deferred rent. Lease expenses incurred prior to new restaurant openings are recognized on a straight-line basis and are included in pre-opening costs. From time to time, the Company may receive tenant improvement allowances from its lessors. These amounts are recorded as deferred rent and amortized beginning when we take control of the related leased space through the lease term as a reduction to rent expense. The amortization of the tenant incentives for the period prior to the restaurant opening is reported as a reduction of pre-opening rent expense in the consolidated statements of income.

Revenue Recognition

We recognize revenue when products are delivered to the customers or meals are served. Revenue is recognized net of sales taxes. We sell gift cards which do not have an expiration date and do not deduct non-usage fees from outstanding gift card balances. Revenue related to the sale of gift certificates and gift cards is deferred until the gift certificate or gift card is redeemed. A certain amount of gift certificates and gift cards will not be redeemed and can become breakage income. We periodically evaluate unredeemed gift certificates and gift cards for breakage income and to date we have not recognized breakage income due to limited history of gift certificate and gift card usage.

When and if more data history becomes available, we will recognize breakage income over historical usage periods based on historical redemption rates.

Valuation of Goodwill, Long-Lived and Other Intangible Assets

Intangible assets consist primarily of goodwill and tradenames.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is allocated to the appropriate reporting unit when acquired. In accordance with the provisions of ASC 350—Intangibles—Goodwill and Other, goodwill and indefinite lived intangible assets are not amortized, but tested for impairment at least annually or more frequently if events occur or circumstances indicate that the carrying amount may be impaired. For purposes of applying ASC 350, we have identified a single reporting unit, as that term is defined in ASC 350, to which goodwill is attributable. We prepared our annual impairment testing of goodwill on the last day of the fiscal year and determined that the fair value of our reporting unit containing goodwill substantially exceeded its carrying value as of December 30, 2014, the most recent impairment test.

Goodwill is evaluated for impairment using a quantitative approach for the reporting unit. The quantitative test for goodwill impairment is performed by determining the fair value of the reporting unit and comparing it to its carrying value. Fair value is measured based on the discounted cash flow method and relative market-based approaches. If the fair value is less than the carrying value, an impairment charge, if any, is measured by comparing the carrying value of the goodwill to the implied fair value of the goodwill, which represents the excess of the reporting unit’s fair value after measuring the fair value of the other assets and liabilities of the reporting unit. Accordingly, we have not recorded any impairment charges related to goodwill.

Tradenames acquired in a business combination and determined to have an indefinite useful life are not amortized because there is no foreseeable limit to the cash flows generated by the intangible asset, and have no legal, contractual, regulatory, economic or competitive limiting factors. Accordingly, tradenames are evaluated for impairment annually and whenever events or changes in circumstances indicate that the value of the asset may be impaired. The annual impairment evaluation for tradenames involves a comparison of the asset’s carrying value to the asset’s fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. We also annually evaluate any tradenames that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If a tradename that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and tested for impairment in the same manner as a long-lived asset. Accordingly, we have not recorded any impairment charges related to tradenames.

Income Taxes and Tax Receivable Agreement

We are subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of The Habit Restaurants, LLC.

The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes. ASC 740 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and required disclosures. The Company recorded an uncertain tax liability of $167,000 relating to underpayment of prior years’ state income taxes at December 30, 2014. However, the Company did not recognize interest expense for uncertain tax positions for the years ended December 30, 2014 as the Company believes that the exposure would be immaterial from the financial reporting point of view. In the future, if an uncertain tax position arises, interest and penalties will be accrued and included on the provision for income taxes line of the Statements of Consolidated Income. The Company files tax returns in U.S. federal and state jurisdictions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.

In connection with the IPO, we entered into the TRA. Under the TRA, we generally are required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes created as a result of the IPO and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. generally will retain 15% of the applicable tax savings. In addition, the TRA provides for interest, at a rate equal to one year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA. To the extent that we are unable to timely make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of the IPO). Our ability to make payments under the TRA and to pay our own tax liabilities to taxing authorities generally will depend on our receipt of cash distributions from The Habit Restaurants, LLC. See the section entitled “Risk Factors—Risks Related to Our Business and Industry.”

Pursuant to the LLC Agreement, the Continuing LLC Owners will have the right, from and after the expiration of the lock-up agreements described below, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which will be cancelled in connection with any such exchange) for, generally, at the option of The Habit Restaurants, Inc. (such determination to be made by the disinterested members of our board of directors), (i) cash consideration (generally calculated based on the volume-weighted average price of the Class A common stock of The Habit Restaurants, Inc., as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of The Habit Restaurants, Inc. for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. These exchanges are expected to result in increases in the tax basis of the assets of The Habit Restaurants, LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that The Habit Restaurants, Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

If the IRS or a state or local taxing authority challenges the tax basis adjustments that give rise to payments under the TRA and the tax basis adjustments are subsequently disallowed, the recipients of payments under the agreement will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the TRA and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments are disallowed, our payments under the TRA could exceed our actual tax savings, and we may not be able to recoup payments under the TRA that were calculated on the assumption that the disallowed tax savings were available.

The TRA provides that (i) in the event that we materially breach the TRA, (ii) if, at any time, we elect an early termination of the TRA, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA.

As a result of the foregoing, (i) we could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (ii) we may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any of such benefits are ever realized. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA in a manner that does not adversely affect our working capital and growth requirements.

Payments under the TRA are intended to be treated as additional consideration for the applicable interests in The Habit Restaurants, LLC treated as sold or exchanged (as determined for U.S. federal income tax purposes) to or with us, except with respect to certain actual or imputed interest amounts payable under the TRA.

2014 Omnibus Incentive Plan

Our board of directors adopted The Habit Restaurants, Inc. 2014 Omnibus Incentive Plan (the “2014 Omnibus Incentive Plan”). The 2014 Omnibus Incentive Plan will also permit grants of cash bonuses beginning in fiscal year 2015. This plan authorizes 2,525,275 total options. No awards may be granted under the plan after November 19, 2024. We follow the provisions of ASC 718, Compensation-Stock

Compensation, which requires that we measure and recognize compensation expense for all stock-based payment awards made to employees and directors based on their estimated grant date fair values. ASC 718 requires that stock-based compensation expense be recorded for all equity-classified stock options.

The purpose of the 2014 Omnibus Incentive Plan is to advance our interests by providing for the grant to eligible individuals of equity-based and other incentive awards.

The Habit Restaurants, LLC Company Management Incentive Plan

The prior management incentive plan of The Habit Restaurants, LLC allowed for the award of Class C units, which were intended to be “profits interests” for U.S. federal income tax purposes. The Class C units participated in our distributions and, if vested, could have been converted to Class A units. Because of the ability of the Class C Unit-holder to convert his or her units, we followed the provisions of ASC 718, Compensation-Stock Compensation, which requires that we measure and recognize compensation expense for all stock-based payment awards made to employees and directors based on their estimated grant date fair values. ASC 718 requires that stock-based compensation expense be recorded for all equity-classified Class C units granted by The Habit Restaurants, LLC that were ultimately expected to vest as the requisite service was rendered. Employees may have converted their vested Class C units into Class A units upon payment of a conversion price (adjusted downward for distributions, if any). Immediately prior to and in connection with the completion of the IPO, all Class A, Class B, Class C and Class D units were converted into one class of common units. However, the common units that were converted from unvested Class C units are subject to continued vesting.

In order to calculate the fair values and the associated compensation costs for the Class C units, we utilized the Black-Scholes option pricing model, and we developed estimates of various inputs including forfeiture rate, expected term, expected volatility and risk-free interest rate. These assumptions generally required significant judgment. The forfeiture rate was based on historical rates and reduces the compensation expense recognized. The expected term for such awards granted was derived using the “simplified” method, in accordance with SEC guidance. Expected volatility was estimated using four publicly-traded peer companies in our market category. These were selected based on similarities of certain financial and operational characteristics. Volatility was calculated with reference to the historical daily closing equity prices of our peer companies, prior to the grant date, over a period equal to the expected term. We calculated the risk-free interest rate using the implied yield for a U.S. Treasury security with constant maturity and a remaining term equal to the expected term of our Class C units. We did not anticipate paying any cash dividends for the foreseeable future and therefore used an expected dividend yield of zero for valuation purposes.

It was necessary to estimate the fair value of the Class A units into which our Class C units may be converted when computing fair value calculations under the Black-Scholes option pricing model. The fair value of our Class A units was assessed on each grant date by our board of directors. Given the absence of an active market for our Class A units, our board of directors estimated our Class A Unit’s fair value based on an analysis of a number of objective and subjective factors that we believed market participants would consider in valuing it, including the following:

•	financial metrics, including, but not limited to, our results of operations;

•	public and private sector valuations of comparable restaurants;

•	the hiring of key personnel;

•	the risks inherent in the development and opening of new restaurant locations;

•	the fact that the unit grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as the sale of our company, given prevailing market conditions.

We granted Class C units with conversion prices not less than the fair value of our Class A units, as determined on the date of grant by our board of directors, with input from our management and KarpReilly. In fiscal years 2014, 2013 and 2012, we granted Class C units with conversion prices per Class A unit as set forth in the table below, which was the estimated fair value of our Class A units on the respective grant dates. These Class C units were intended to incentivize management to increase profitability and expand our business. The following table summarizes, by grant date, the Class C units granted since the start of fiscal year 2012 and their associated per Class A unit conversion prices:

Grant Date	Class A Units Underlying Class C Units Granted	Conversion Price Per Class A Units	Fair Value Per Class A Units Determined by Our Board at Grant Date
March 27, 2012	1,150	$226	$226
July 27, 2012	1,700	226	226
January 31, 2013	400	292	292
July 29, 2013	1,450	292	292
January 30, 2014	650	405	405
April 30, 2014	450	405	405
July 1, 2014	10,024	495	495
July 31, 2014	3,450	544	544

In connection with the IPO, we converted all of the outstanding vested and unvested Class C units with an amount of vested and unvested common units of The Habit Restaurants, LLC, respectively, in each case, based on our pre-offering value. Each unvested common unit of The Habit Restaurants, LLC continues to vest based on the vesting schedule of the outstanding unvested Class C unit from which it was converted. Additionally, the new vested and unvested common units of The Habit Restaurants, LLC received upon the conversion of vested and unvested Class C units will be entitled to receive distributions, if any, from The Habit Restaurants, LLC, provided, however, that distributions (other than tax distributions) in respect of unvested common units of The Habit Restaurants, LLC will only be delivered to the holder thereof when, as, and if such common units ultimately vest. The vesting and other terms applicable to the unvested common units received in exchange for unvested Class C units were set forth in definitive documentation entered into immediately prior to the completion of the IPO.

Results of Operations

Initial Public Offering.    Net of underwriting discounts and fees and expenses, we received approximately $92.3 million of proceeds from our IPO. We used the proceeds from the IPO to directly and indirectly purchase LLC Units from The Habit Restaurants, LLC. The Habit Restaurants, LLC subsequently used a portion of such proceeds to repay all of the borrowings under our credit facility, and repaid approximately $30 million to extinguish a bridge loan with California Bank & Trust in connection with a distribution made to the members of The Habit Restaurants, LLC immediately prior to the completion of our IPO.

Thirty Nine Weeks Ended September 30, 2014 Compared to Thirty Nine Weeks Ended September 29, 2015

The following table presents selected consolidated comparative results of operations for the 39 weeks ended September 30, 2014 compared to the 39 weeks ended September 29, 2015. Our financial results for these periods are not necessarily indicative of the financial results that we will achieve in future periods. Certain totals for the table below may not sum to 100% due to rounding.

Consolidated Statement of Operations Data:	39 Weeks Ended				Increase /(Decrease)
(amounts in thousands, presented as a percentage of total revenue, with the exception of operating expenses, which are presented as a percentage of restaurant revenue)	September 30, 2014		September 29, 2015		$	%
Revenue
Restaurant revenue	$126,210	100.0%	$169,796	99.9%	$43,586	34.5%
Franchise/license revenue	56	0.0%	165	0.1%	109	194.6%

Total revenue	126,266	100.0%	169,961	100.0%	43,695	34.6%
Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper costs	41,928	33.2%	54,754	32.2%	12,826	30.6%
Labor and related expenses	37,362	29.6%	51,666	30.4%	14,304	38.3%
Occupancy and other operating expenses	19,485	15.4%	25,722	15.1%	6,237	32.0%
General and administrative expenses	12,129	9.6%	17,026	10.0%	4,897	40.4%
Offering related expenses	445	0.4%	1,217	0.7%	772	173.5%
Depreciation and amortization expense	5,991	4.7%	8,163	4.8%	2,172	36.3%
Pre-opening costs	1,147	0.9%	1,342	0.8%	195	17.0%
Loss on disposal of assets	115	0.1%	58	0.0%	(57)	(49.6)%

Total operating expenses	118,602	94.0%	159,948	94.2%	41,346	34.9%

Income from operations	7,664	6.1%	10,013	5.9%	2,349	30.6%
Other expenses
Interest expense, net	756	0.6%	342	0.2%	(414)	(54.8)%

Income before income taxes	6,908	5.5%	9,671	5.7%	2,763	40.0%
Provision for income taxes	—	0.0%	2,089	1.2%	2,089	*

Net income	$6,908	5.5%	$7,582	4.5%	$674	9.8%

*	Not calculable

Restaurant revenue.    Restaurant revenue increased $43.6 million, or 34.5%, for the 39 weeks ended September 29, 2015 as compared to the 39 weeks ended September 30, 2014, primarily due to a $10.1 million increase in sales from new restaurants which were opened in the current period and a $24.8 million increase in sales from restaurants open for all of the 2015 period that were not open for all of the 2014 period and did not fall into the comparable restaurant base. Comparable restaurant sales increased $8.1 million, or 7.6%, in the 39 weeks ended September 29, 2015 as compared to the comparable 2014 period. Comparable restaurant sales growth was primarily due to an increase in traffic of 3.5% and an increase in average transaction amount of 4.1% in the 39 weeks ended September 29, 2015 as compared to the 39 weeks ended September 30, 2014.

Franchise/license revenue.    Franchise/license revenue increased $109,000 for the 39 weeks ended September 29, 2015 compared to the 39 weeks ended September 30, 2014. The change was primarily due to an increase in franchise fees recognized in the current period of $70,000 as we opened three franchised/licensed locations in the current year period compared to one location in the prior year period. Royalty revenue increased by $27,000 in the current period as compared to the prior period, due to the increased number of franchised/licensed locations and we also had $12,000 in pass through income in the current period.

Food and paper costs.    Food and paper costs increased $12.8 million, or 30.6%, for the 39 weeks ended September 29, 2015 as compared to the comparable 2014 period, primarily due to the increase in restaurant sales. As a percentage of revenue, food and paper costs decreased to 32.2% in the 39 weeks ended September 29, 2015 from 33.2% in prior year period. This decrease was primarily driven by decreases in chicken, other proteins and dairy costs partially offset by higher beef costs in the current 39 week period.

Labor and related expenses.    Labor and related expenses increased $14.3 million, or 38.3%, for the 39 weeks ended September 29, 2015 as compared to the comparable 2014 period, primarily due to the increased labor costs needed to support new restaurants and higher restaurant sales. As a percentage of revenue, labor and related expenses increased to 30.4% in the 39 weeks ended September 29, 2015 compared to 29.6% in the comparable period of 2014. Labor costs were higher primarily due to wage rate increases for hourly employees and labor inefficiencies associated with the new restaurant openings.

Occupancy and other operating expenses.    Occupancy and other operating expenses increased $6.2 million, or 32.0%, for the 39 weeks ended September 29, 2015 as compared to the comparable period in 2014, primarily due to new restaurants. As a percentage of revenue, occupancy and other operating expenses decreased to 15.1% in the 39 weeks ended September 29, 2015 from 15.4% in the 39 week period ended September 30, 2014 primarily due to leverage from sales increases.

General and administrative expenses.    General and administrative expenses increased $4.9 million, or 40.4%, for the 39 weeks ended September 29, 2015 as compared to the prior year period, primarily due to costs associated with supporting an increased number of restaurants, including the increasing number of administrative employees and field and corporate supervision. The increase was also attributable to legal, accounting, insurance and other costs incurred because of regulatory obligations in connection with becoming a public company of $1.8 million. As a percentage of revenue, general and administrative expenses increased to 10.0% in the 39 weeks ended September 29, 2015 from 9.6% in the prior year, primarily due to the items mentioned above.

Offering related expenses.    Offering related expenses were $0.8 million higher than the prior year. This was primarily due to the costs associated with the follow-on offering of the Company’s Class A common stock that was completed on April 15, 2015.

Depreciation and amortization expenses.    Depreciation and amortization increased $2.2 million, or 36.3%, for the 39 weeks ended September 29, 2015 as compared to the prior year period, primarily due to the increased number of restaurants. As a percentage of revenue, depreciation and amortization increased slightly to 4.8% for the 39 weeks ended September 29, 2015 compared to 4.7% for the 39 weeks ended September 30, 2014.

Pre-opening costs.    Pre-opening costs were $1.3 million for the 39 weeks ended September 29, 2015 as compared to $1.1 million for the 39 weeks ended September 30, 2014. The company opened 15 new company-operated restaurants in the 39 weeks ended September 29, 2015 compared to 13 new company-operated restaurants that opened in the 39 weeks ended September 30, 2014. Pre-opening costs also include expenses incurred for restaurants that are set to open in the near future. As a percentage of revenue, pre-opening costs decreased slightly to 0.8% in the 39 weeks ended September 29, 2015, from 0.9% in the 39 weeks ended September 30, 2014.

Interest expense, net.    Interest expense, net decreased $0.4 million, or 54.8%, for the 39 weeks ended September 29, 2015 as compared to the 39 weeks ended September 30, 2014, primarily due to decreased borrowings and the associated interest expense. The Company paid down its credit facility in November of 2014 upon completion of the IPO.

Provision for income taxes.    Income tax expense was $2.1 million for the 39 weeks ended September 29, 2015. There was no provision for income taxes for the 2014 period because we were treated by the holders of our LLC Units as a partnership for federal and applicable state income tax purposes and, as such, were not subject to income tax.

Fiscal Year Ended December 31, 2013 Compared to Fiscal Year Ended December 30, 2014

The following table presents selected consolidated comparative results of operations for the 53 weeks ended December 31, 2013 compared to the 52 weeks ended December 30, 2014. Our financial results for these periods are not necessarily indicative of the financial results that we will achieve in future periods. Certain totals for the table below will not sum to 100% due to rounding.

	Fiscal Year Ended(1)				Increase
Consolidated Statement of Operations Data:	December 31, 2013		December 30, 2014		$	%
(dollar amounts in thousands, operating results are presented as a % of restaurant revenue)
Revenue
Restaurant Revenue	$120,373	100.0%	$174,544	100.0%	$54,171	45.0%
Franchise/license revenue	—	0.0%	75	0.0%	75	**

Total revenue	120,373	100.0%	174,619	100.0%	54,246	45.1%
Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper costs	38,789	32.2%	58,260	33.4%	19,471	50.2%
Labor and related expenses	35,782	29.7%	51,898	29.7%	16,116	45.0%
Occupancy and other operating expenses	18,906	15.7%	27,184	15.6%	8,278	43.8%
General and administrative expenses	12,634	10.5%	18,002	10.3%	5,368	42.5%
Depreciation and amortization expense	6,008	5.0%	8,472	4.9%	2,464	41.0%
Pre-opening costs	1,754	1.5%	1,902	1.1%	148	8.4%
Loss on disposal of assets	15	0.0%	141	0.1%	126	*

Total operating expenses	113,888	94.6%	165,859	95.0%	51,971	45.6%

Income from operations	6,485	5.4%	8,760	5.0%	2,275	35.1%
Other expenses
Interest expense	735	0.6%	909	0.5%	174	23.7%

Income before income taxes	5,750	4.8%	7,851	4.5%	2,101	36.5%
Provision for income taxes	—	0.0%	299	0.2%	299	**

Net income	$5,750	4.8%	$7,552	4.3%	$1,802	31.3%

*	Not meaningful
**	Not calculable
(1)	The 2014 fiscal year contained 52 weeks, while fiscal 2013 contained 53 weeks.

Restaurant revenue.    Restaurant revenue increased $54.2 million, or 45.0%, for fiscal year 2014 as compared to fiscal year 2013, primarily due to an $18.5 million increase in sales from new restaurants which were not open in fiscal year 2013 and a $24.7 million increase in sales from restaurants open for all of fiscal year 2014 that were not open for all of fiscal year 2013 and did not fall into the comparable restaurant base. Comparable restaurant sales increased $10.6 million, or 10.7%, in fiscal year 2014 as compared to fiscal year 2013. Comparable restaurant sales growth was primarily due to an increase in traffic of 6.8% and an increase in average transaction amount of 3.7% in fiscal year 2014 as compared to fiscal year 2013. Fiscal year 2013 was a 53-week year and included an additional $2.5 million in restaurant revenue compared to fiscal year 2014 due to the additional operating week.

Franchise/license revenue.    Franchise/license revenue was $0.1 million for fiscal year 2014. We had no franchise/license revenue in fiscal year 2013. We opened one licensed location in January 2014.

Food and paper costs.    Food and paper costs increased $19.5 million, or 50.2%, for fiscal year 2014 as compared to fiscal year 2013, primarily due to the increase in restaurant sales. As a percentage of revenue, food and paper costs increased from 32.2% in fiscal year 2013 to 33.4% in fiscal year 2014. This increase was primarily driven by food cost inflation, with increases in protein and produce costs.

Labor and related expenses.    Labor and related expenses increased $16.1 million, or 45.0%, for fiscal year 2014 as compared to fiscal year 2013, primarily due to the increased labor costs needed to support higher restaurant sales. As a percentage of revenue, labor and related expenses remained flat at 29.7% in fiscal year 2013 compared to fiscal year 2014. Labor costs were flat primarily due to leverage gained from sales increases which was offset by wage rate increases for hourly employees.

Occupancy and other operating expenses.    Occupancy and other operating expenses increased $8.3 million, or 43.8%, for fiscal year 2014 as compared to fiscal year 2013, primarily due to new restaurants. As a percentage of revenue, occupancy and other operating expenses decreased slightly from 15.7% in fiscal year 2013 to 15.6% in fiscal year 2014 primarily due to leverage from sales increases.

General and administrative expenses.    General and administrative expenses increased $5.4 million, or 42.5%, for fiscal year 2014 as compared to fiscal year 2013, primarily due to costs associated with supporting an increased number of restaurants, including the increasing number of administrative employees and field and corporate supervision. The increase was also attributable to IPO readiness costs of approximately $0.6 million. As a percentage of revenue, general and administrative expenses decreased from 10.5% in fiscal year 2013 to 10.3% in fiscal year 2014, due to leverage gained from sales increases.

Depreciation and amortization expenses.    Depreciation and amortization increased $2.5 million, or 41.0%, for fiscal year 2014 as compared to fiscal year 2013, primarily due to the increased number of restaurants. As a percentage of revenue, depreciation and amortization decreased from 5.0% in fiscal year 2013 to 4.9% in fiscal year 2014.

Pre-opening costs.    Pre-opening costs increased by $0.1 million, or 8.4%, for fiscal year 2014 as compared to fiscal year 2013, primarily due to 24 new company-operated restaurants that opened in fiscal year 2014 compared to 22 new company-operated restaurants that opened in fiscal year 2013. As a percentage of revenue, pre-opening costs decreased from 1.5% in fiscal year 2013, to 1.1% in fiscal year 2014.

Interest expense.    Interest expense increased $0.2 million, or 23.7%, for fiscal year 2014 as compared to fiscal year 2013, primarily due to increased borrowings and associated interest expense.

Provision for income taxes.    Income tax expense was $0.3 million for fiscal year 2014. There was no provision for income taxes for fiscal year 2013 because The Habit Restaurants, LLC was treated by the holders of its LLC Units as a partnership for federal and applicable state income tax purposes and, as such, was not subject to income tax.

Fiscal Year Ended December 25, 2012 Compared to Fiscal Year Ended December 31, 2013

The following table presents selected consolidated comparative results of operations for the 52 weeks ended December 25, 2012 compared to the 53 weeks ended December 31, 2013. Our financial results for these periods are not necessarily indicative of the financial results that we will achieve in future periods. Certain totals for the table below will not sum to 100% due to rounding.

	Fiscal Year Ended(1)				Increase
Consolidated Statement of Operations Data:	December 25, 2012		December 31, 2013		$	%
(dollar amounts in thousands)
Revenue
Restaurant Revenue	$84,158	100.0%	$120,373	100.0%	$36,215	43.0%
Franchise/license revenue	—	—	—	—	—	—

Total revenue	$84,158	100.0%	$120,373	100.0%	$36,215	43.0%
Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper costs	26,396	31.4%	38,789	32.2%	12,392	46.9%
Labor and related expenses	25,831	30.7%	35,782	29.7%	9,951	38.5%
Occupancy and other operating expenses	12,687	15.1%	18,906	15.7%	6,219	49.0%
General and administrative expenses	10,254	12.2%	12,634	10.5%	2,381	23.2%
Depreciation and amortization expense	3,923	4.7%	6,008	5.0%	2,085	53.2%
Pre-opening costs	1,458	1.7%	1,754	1.5%	296	20.3%
Loss on disposal of assets	3	0.0%	15	0.0%	12	*

Total operating expenses	80,552	95.7%	113,888	94.6%	33,336	41.4%

Income from operations	3,606	4.3%	6,485	5.4%	2,879	79.8%
Other expenses
Interest expense	548	0.7%	735	0.6%	187	34.2%

Income before income taxes	3,058	3.6%	5,750	4.8%	2,692	88.0%
Provision for income taxes	—	—	—	—	—	—
Net income	$3,058	3.6%	$5,750	4.8%	$2,692	88.0%

(1)	The 2013 fiscal year contained 53 weeks, while fiscal year 2012 contained 52 weeks.
*	Not meaningful

Restaurant revenue.    Restaurant revenue increased $36.2 million, or 43.0%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to a $15.0 million increase in sales from new restaurants which were not open in fiscal year 2012 and an $18.4 million increase in sales from restaurants open for all of fiscal year 2013 that were not open for all of fiscal year 2012 and did not fall into the comparable restaurant base. Comparable restaurant sales increased $2.6 million, or 3.6%, in fiscal year 2013 as compared to fiscal year 2012. Comparable restaurant sales growth was primarily due to an increase in traffic of 2.3% and an increase in average transaction amount of 1.3% in fiscal year 2013 as compared to fiscal year 2012. The additional operating week in fiscal year 2013 as compared to fiscal year 2012 contributed an additional $2.5 million to the revenue increase.

Franchise/license revenue.    We had no franchise/license revenue in fiscal years 2013 and 2012.

Food and paper costs.    Food and paper costs increased $12.4 million, or 46.9%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to the increase in restaurant sales. As a percentage of revenue, food and paper costs increased from 31.4% in fiscal year 2012 to 32.2% in fiscal year 2013. This increase was primarily driven by food cost inflation, with increases in protein and produce costs.

Labor and related expenses.    Labor and related expenses increased $10.0 million, or 38.5%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to the increased labor costs due to higher restaurant sales. As a percentage of revenue, labor and related expenses decreased from 30.7% in fiscal year 2012 to 29.7% in fiscal year 2013, primarily due to leverage gained on the comparable restaurant sales increase.

Occupancy and other operating expenses.    Occupancy and other operating expenses increased $6.2 million, or 49.0%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to new restaurants. As a percentage of revenue, occupancy and other operating expenses increased from 15.1% in fiscal year 2012 to 15.7% in fiscal year 2013 due to higher repairs and maintenance expenses and increased costs associated with a partial roll-out of a call center to enhance convenience and accessibility to the restaurants.

General and administrative expenses.    General and administrative expenses increased $2.4 million, or 23.2%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to costs associated with supporting an increased number of restaurants, including costs associated with the increasing number of administrative employees and field and corporate supervision required to support the new restaurants. As a percentage of revenue, general and administrative expenses decreased from 12.2% in fiscal year 2012 to 10.5% in fiscal year 2013, due to leverage gained from sales increases and an $0.8 million legal settlement in fiscal year 2012.

Depreciation and amortization expenses.    Depreciation and amortization increased $2.1 million, or 53.2%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to the increased number of restaurants. As a percentage of revenue, depreciation and amortization increased from 4.7% in fiscal year 2012 to 5.0% in fiscal year 2013.

Pre-opening costs.    Pre-opening costs increased by $0.3 million, or 20.3%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to 22 new company-operated restaurants that opened in fiscal year 2013 compared to 17 new company-operated restaurants that opened in fiscal year 2012. As a percentage of revenue, pre-opening costs decreased from 1.7% in fiscal year 2012, to 1.5% in fiscal year 2013.

Interest expense.    Interest expense increased $0.2 million, or 34.2%, for fiscal year 2013 as compared to fiscal year 2012, primarily due to increased borrowings and associated interest expense.

Provision for income taxes.    There was no provision for income taxes for fiscal year 2013 or in fiscal year 2012 because The Habit Restaurants, LLC was treated by the holders of its LLC Units as a partnership for federal and applicable state income tax purposes and, as such, was not subject to income tax.

Quarterly Financial Data

The following table presents select historical quarterly consolidated statements of operations data and other operations data for fiscal year 2015 through September 29, 2015. This quarterly information has been prepared using our unaudited consolidated financial statements and includes all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the results of the interim periods.

	Thirteen Weeks Ended
	March 31, 2015	June 30, 2015	September 29, 2015
(in thousands except per share data, unaudited)
Total revenue	$54,583	$56,730	$58,648

Income from operations	3,602	3,582	2,831
Net income	2,966	2,419	2,199
Net income attributable to non-controlling interest	2,283	1,741	1,281
Net income attributable to The Habit Restaurants, Inc.	683	678	918
Basic income per share of Class A common stock	$0.08	$0.05	$0.07
Diluted income per share of Class A common stock	$0.08	$0.05	$0.07

Liquidity and Capital Resources

Our primary uses of cash are for operational expenditures and capital investments, including new stores, store remodels, store relocations, store fixtures and ongoing infrastructure improvements. Historically, our main source of liquidity has been cash flows from operations.

The significant components of our working capital are liquid assets such as cash, cash equivalents, current marketable securities and receivables, reduced by accounts payable and accrued expenses. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or within several days of the related sale, while we typically have longer payment terms with our vendors.

As of September 29, 2015, we had commitments totaling $7.1 million for capital expenditures related to new restaurant openings.

Potential Impacts of Market Conditions on Capital Resources

We have continued to experience positive trends in consumer traffic and increases in comparable restaurant sales, operating cash flows and restaurant contribution margin. However, the restaurant industry continues to be challenged and uncertainty exists as to the sustainability of these favorable trends.

We believe that expected cash flow from operations, proceeds from the IPO and planned borrowing capacity are adequate to fund operating lease obligations, capital expenditures and working capital obligations for at least the next 12 months. However, our ability to continue to meet these requirements and obligations will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flow and our ability to manage costs and working capital successfully.

Summary of Cash Flows

Our primary sources of liquidity and cash flows are derived from our operating cash flows and our credit facility. We use these to fund capital expenditures for new company-operated restaurant openings, reinvest in our existing restaurants, invest in infrastructure and information technology and maintain working capital. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day, or in the case of credit or debit card transactions, within several days of the related sale, and we typically have 20 to 30 days to pay our vendors.

The material changes in working capital from December 30, 2014 to September 29, 2015 were comprised of a $5.3 million increase in current assets and a $5.7 million increase in current liabilities. The increase in current assets was primarily due to a $2.3 million increase in cash primarily attributed to the cash flow from the restaurants and timing of payables and accrued expenses, combined with an increase in prepaid expenses of $1.8 million due to the timing of rent payments and health insurance payments and an increase in accounts receivable of $1.6 million due primarily to higher tenant allowance receivables which is attributed to the increased number of restaurant openings. The increase in current liabilities was primarily due to higher employee-related accruals of $2.7 million which were primarily due to the timing of our pay dates and a $2.3 million increase in accounts payable and accrued expenses which is primarily due to the timing of payments.

The material changes in working capital from fiscal year 2013 to fiscal year 2014 were comprised of a $50.9 million increase in current assets and a $1.7 million increase in current liabilities. The increase in current assets was primarily due to a $49.3 million increase in cash primarily attributed to the net proceeds from the IPO, combined with an increase in accounts receivable of $1.0 million consisting mainly of higher tenant improvement allowances due from landlords and a $0.5 million deferred tax asset that was recorded in the current period. The increase in current liabilities was primarily due to an increase in accounts payable and accrued expenses of $3.0 million which was primarily driven by 24 new company-operated restaurant openings and higher employee-related accruals of $0.6 million which were primarily due to the increased headcount for the new restaurants. These increases were partially offset by a $2.5 million decrease in the current portion of long-term debt as our credit facilities were paid down in fiscal year 2014 with proceeds from the IPO.

	Fiscal Year Ended			39 Weeks Ended
	December 25, 2012	December 31, 2013	December 30, 2014	September 30, 2014	September 29, 2015
(amounts in thousands)				(unaudited)
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$11,244	$15,374	$23,194	$17,860	$24,616
Net cash used in investing activities	(14,968)	(20,234)	(24,403)	(14,935)	(19,046)
Net cash provided by (used in) financing activities	$3,735	$4,682	$50,556	$(786)	$(3,284)

Cash Flows Provided by Operating Activities

Net cash provided by operating activities increased by $6.7 million to $24.6 million for the 39 weeks ended September 29, 2015 from $17.9 million for the 39 weeks ended September 30, 2014. The increase was primarily driven by an increase in restaurant contribution partially offset by increased general and administrative expenses. The net effect of these changes created an increase in cash provided by operations of $5.3 million.

In addition, cash increased for the 39 weeks ended September 29, 2015 compared to the period ended September 30, 2014 due to a $1.4 million change in accrued expenses and a $0.9 million change in employee-related accruals. These increases were partially offset by a $1.2 million change in prepaid expenses which is primarily driven by the timing of rent payments.

Cash Flows Used in Investing Activities

Net cash used in investing activities increased by $4.1 million to $19.0 million for the 39 weeks ended September 29, 2015 from $14.9 million for the 39 weeks ended September 30, 2014. The increase was primarily due to construction costs for 15 new company-operated restaurants opened during the 39 weeks ended September 29, 2015, as well as capital expenditures for future restaurant openings, remodels, maintaining our existing restaurants and other projects.

Cash Flows Used in Financing Activities

Net cash used in financing activities was $3.3 million for the 39 weeks ended September 29, 2015 compared to $0.8 million for the prior year period ended September 30, 2014. This change was primarily due to tax distributions to LLC members of $3.0 million that were made in the current period compared to $0.5 million in the prior year period.

Credit Facility

We entered into a new credit facility on July 23, 2014 with California Bank & Trust, which expires on July 23, 2017. The credit facility provides for up to $35 million in borrowing capacity to fund the development of new restaurants with borrowings limited to the lesser of 50% or $500,000 of the cost of each new restaurant. Borrowings under the facility are collateralized by substantially all assets of the Company including cash accounts, accounts receivable, general intangibles, inventory, equipment, furniture and fixtures. We rolled over our existing term loans with California Bank & Trust into the credit facility, and therefore this credit facility is our only outstanding loan agreement. The amount previously outstanding under the term loans is considered a drawn-upon portion of the credit facility.

The credit facility contains customary representations, warranties, negative and affirmative covenants, including a funded debt to EBITDA ratio of 2.00 to 1.00, a fixed charge coverage ratio of 1.25 to 1.00 and a requirement that EBITDA must be greater than zero for 75% or more of all restaurants open at least six months. We are required to make monthly payments of accrued unpaid interest due as of each payment date, but are not required to pay the outstanding principal, if any, until the maturity date. Borrowings under the credit facility bear interest, at our option, at either (i) a rate determined by reference to the applicable LIBOR rate plus an applicable margin or (ii) a prime rate as published by the Wall Street Journal in its “Money Rates” or similar chart. In addition we pay a fee equal to 0.25% per annum of the unused portion of the facility. In addition we are required to pay a fee of $125,000 on the maturity date of the facility or when this facility is paid in full and retired.

As of September 29, 2015 we had no outstanding debt under the credit facility.

Contractual Obligations

The following table presents our commitments and contractual obligations as of September 29, 2015, as well as our long-term obligations:

	Total	2015	2016- 2017	2018- 2019	2020 and Thereafter
(amounts in thousands)
Long-term debt obligations(1)	$—	$—	$—	$—	$—
Interest payments on long-term debt obligations	284	22	262	—	—
Operating lease obligations(2)	139,657	3,209	31,638	32,714	72,096
Deemed landlord financing(3)	2,449	95	799	550	1,005
Purchase obligations	1,086	364	722	—	—

Total	$143,476	$3,690	$33,421	$33,264	$73,101

(1)

On July 23, 2014, we refinanced our long-term debt into a $35 million credit facility that matures on July 23, 2017. Term debt of $11.4 million outstanding at the time of the refinancing became our initial borrowings under the credit facility. This new credit facility was paid down with the proceeds from the IPO.

(2)	Includes base lease terms that are included in the lease term in accordance with accounting guidance related to leases.
(3)

Includes base lease terms for restaurant locations where we have been deemed to be the accounting owner of the landlord’s shell that are included in the lease term in accordance with accounting guidance related to leases.

Off-Balance Sheet Arrangements

As of September 29, 2015, we did not have any material off-balance sheet arrangements, except for restaurant leases.

JOBS Act

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Subject to certain conditions set forth in the JOBS Act, we are also eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We may take advantage of these exemptions until we are no longer an emerging growth company. We will continue to be an emerging growth company until the earliest to occur of (i) the date on which we are deemed to be a “large accelerated filer” (as that term defined in Rule 12b-2 under the Exchange Act), (ii) the last day of the fiscal year in which we had total annual gross revenue of $1 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering, which is December 31, 2019.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

BUSINESS

The Habit Burger Grill is a high-growth, fast casual restaurant concept that specializes in preparing fresh, made-to-order char-grilled burgers and sandwiches featuring USDA choice tri-tip steak, grilled chicken and sushi-grade albacore tuna cooked over an open flame. In addition, we feature freshly prepared salads and an appealing selection of sides, shakes and malts. The char-grilled preparation of our fresh burgers, topped with caramelized onions, melted cheese, crisp lettuce, ripe tomatoes and wrapped neatly in paper, has generated tremendous consumer response, resulting in our burger being named the “best tasting burger in America” in July 2014 in a comprehensive survey conducted by one of America’s leading consumer magazines.

We believe our restaurant concept delivers a highly differentiated customer experience by combining the quality and hospitality that customers commonly associate with our full service and fast casual restaurant competitors with the convenience and value customers generally expect from traditional fast food restaurants. Four pillars form the foundation of our brand:

•	Quality. At the core of our differentiated model is a company-wide commitment to quality, beginning with our food.

•

Environment.    Our restaurants are enhanced with abundant natural light, hardwood, polished stone countertops and a spacious dining area featuring soft vinyl booths, high-top tables and community table seating. Our open kitchen showcases our made-to-order preparation and exemplifies our commitment to freshness.

•	Hospitality. We seek to exceed our customers’ expectations for service and believe our ability to consistently deliver genuine hospitality begins with our employees.

•

Value.    Our combination of high-quality food, welcoming environment and genuine hospitality, all delivered at a low price, strengthens the value proposition for our customers. For instance, the starting price for our original Charburger with cheese is $3.65, which is well below similar items on the menus of most competing fast casual restaurants.

The first Habit Burger Grill opened in Santa Barbara, California in 1969. Our restaurant concept has been, and continues to be, built around a distinctive and diverse menu, headlined by fresh, char-grilled burgers and sandwiches made-to-order over an open flame and topped with fresh ingredients. Our Chief Executive Officer, Russell W. Bendel, joined The Habit in 2008, and since then we have grown our brand on a disciplined basis designed to capitalize on our large market opportunity. The Habit’s experienced management team includes Ira Fils, our Chief Financial Officer, Anthony Serritella, our Chief Operating Officer, Peter Whitwell, our Chief Quality Officer, Russell Friend, our Chief Development Officer, and Matthew Hood, our Chief Marketing Officer. Our management team has an average tenure of over 28 years in the restaurant industry. Collectively, the management team leverages industry experience from The Habit, as well as other leading brands such as The Cheesecake Factory, Mimi’s Café, Panda Express, Outback Steakhouse, Rubio’s Fresh Mexican Grill, Pei Wei Asian Diner, and BJ’s Restaurant and Brewhouse. Our highly experienced management team has created and refined our infrastructure to deliver replicable restaurant-level systems, processes and training procedures that can deliver a high-quality experience that is designed to consistently exceed our customers’ expectations.

Performance Overview

Our disciplined growth strategy has enabled strong growth across all of our key performance metrics, including number of new restaurant openings, comparable restaurant sales, average unit volumes (“AUVs”), revenue, net income and Adjusted EBITDA.

•

The Habit has grown from 26 locations across three markets in California as of December 31, 2009 to 128 locations across 12 markets in six states as of September 29, 2015 and we had a compound annual growth rate of our units from 2009 to 2014 of 33.4%;

•	Our restaurants have generated 47 consecutive fiscal quarters of positive comparable restaurant sales growth, due primarily to increases in customer traffic;

•

We have grown our company-operated restaurant AUVs from approximately $1.2 million in fiscal year 2009 to approximately $1.9 million for 52 weeks ended September 29, 2015, representing an increase of 54.0%; and

•

From fiscal year 2009 to fiscal year 2014, our revenue increased from $28.1 million to $174.6 million, net income increased from $0.1 million to $7.6 million and Adjusted EBITDA increased from $1.9 million to $21.0 million.

For the definition and reconciliation of Adjusted EBITDA, a non-GAAP term, to net income, see the section entitled “Selected Financial Data.’’ Management has determined that the Company has one operating segment, and therefore one reportable segment. Our chief operating decision maker (“CODM”) is our Chief Executive Officer, who reviews financial performance and allocates resources at a consolidated level on a recurring basis.

Our Competitive Strengths—“The Habit Difference”

Quality.    Quality is a key ingredient in everything we do and our commitment to quality starts with our food. The Habit offers a diverse menu featuring a distinctive char-grilled preparation technique to deliver an appealing variety of burgers, chicken, sushi-grade tuna and USDA choice steak featured in our sandwiches and salads, which are made-to-order using fresh ingredients. It is our mission to become everyone’s favorite Habit, one burger at a time. We “Respect the Burger” and believe that it should be prepared over an open flame, topped with your choice of lettuce, ripe tomatoes, caramelized onions and melted cheese, wrapped neatly in paper and served alongside hot, crispy fries.

We are highly focused on delivering superior restaurant-level execution to enhance our customers’ experiences and create loyal fans that serve as our brand ambassadors. We execute our “daily disciplines” operating framework in each of our restaurants to foster a culture of excellence and deliver a consistent customer experience across our restaurant base. These “daily disciplines” include extensive and disciplined kitchen preparation to ensure consistent order throughput during peak periods, detailed inventory control and customer-facing practices designed to ensure a high level of execution. Each of our restaurants is staffed with a minimum of three managers who are committed to enhancing our customers’ experience. We value our customers’ time and target an average cook time of five to seven minutes from order to delivery, allowing our teams to properly execute the made-to-order preparation of our fresh ingredients and still cater to the busy schedules of our customers.

Environment.    We invest in our restaurant design to deliver a warm and inviting atmosphere enhanced with abundant natural light, polished stone and exposed hardwood accents, and a layout that optimizes the available space and serves as a setting for a wide variety of dining occasions. Our average restaurant size is between 2,000 and 2,800 square feet and features a comfortable dining room offering booth, high-top and community table seating, along with outdoor patios in most of our restaurant locations. Our open kitchen showcases our made-to-order preparation and exemplifies our commitment to freshness. We believe the attractive design of our restaurants and our commitment to delivering superior service makes us a desirable destination at any time of day, which we believe contributed to a balanced day part mix of 51% lunch and 49% dinner for the 52 weeks ended September 29, 2015.

Hospitality.    We hire and train individuals who share our passion for food and deliver friendly, attentive service by engaging customers the moment they enter our restaurants and maintaining this level of service throughout their visit. We believe our ability to deliver high-quality service is a function of our relationship with our employees, and we therefore focus on fostering an atmosphere of teamwork and support with a clear path toward promotion within the company. We have developed a proprietary matrix system for professional development of the entire team, and we believe that by offering our employees great opportunities for ongoing professional development, they in turn remain committed to providing our customers with an experience that exceeds expectations. We strive to demonstrate that:

•	we recognize the contributions our people make;

•	quality is a key ingredient in everything we do;

•	we are committed to our “daily disciplines”;

•	we are always friendly and customer-focused; and

•	we provide an environment that fosters personal and professional growth.

Value.    We have developed a formula for customer value by delivering high-quality food, a welcoming environment and genuine hospitality, all at an attractive price point. We believe The Habit provides an experience commonly associated with our casual dining and fast casual competitors at a price point that is below the low end of the average range of the fast casual segment. Our Charburger was recently named the “best tasting burger in America” in July 2014 in a comprehensive survey by one of America’s leading consumer magazines. The price for our award-winning, char-grilled, made-to-order Charburger combination meal with fries and a regular drink starts at $6.85, and for the 52 weeks ended September 29, 2015, our average per customer spend was $7.95, which provides our customers with a meal that we believe is priced well below comparable menu options at many competing fast casual restaurant alternatives and contributes to our ability to appeal to a broad customer base. We have a longstanding commitment to value and have increased prices only three times in the last five years. We have continued to generate positive comparable restaurant sales growth, due primarily to increased customer traffic.

Our Food

Our restaurants offer freshly-prepared, made-to-order food with high-quality ingredients from a diverse menu offering, which includes char-grilled burgers, a variety of sandwiches and crisp salads, all at attractive price points relative to our fast casual competitors. We char-grill all of our proteins, which provides our distinct flavor profile. We believe our menu variety and attractive price points generate broad customer appeal allowing us to drive traffic and sales during both lunch and dinner hours and ultimately increase AUVs.

Our burger selection ranges from our award-winning original Charburger including your choice of mayonnaise, pickles, ripe tomato, lettuce and caramelized onions served on a toasted bun, to our Santa Barbara style Charburger including all the fixings of the original Charburger plus cheese and avocado served on grilled sourdough. Burgers accounted for approximately 62% of our entrée revenue for the 52 weeks ended September 29, 2015 and we believe are often the first item new customers will try when visiting one of our restaurants. We also offer an attractive selection of non-burger items, which we believe drives guest frequency and makes The Habit a desirable destination at any time of day for a broad range of people.

Our restaurants use high-quality ingredients such as fresh ground beef patties for our signature Charburgers, USDA choice tri-tip steak, grilled chicken, sushi-grade tuna and fresh produce to complement our burgers, sandwiches and salads. Overall, we believe our menu of high-quality food at reasonable prices offers considerable value to our customers. We generally do not discount our menu items to help ensure that we are able to maintain our high food quality while delivering everyday low prices, unlike some other restaurant operators who implement discounting programs aimed at increasing traffic and revenue, but that may impact profitability and quality.

Highly Productive Restaurants

“The Habit Difference” has generated positive comparable restaurant sales growth for the last 47 quarters by delivering a combination of fresh, made-to-order food, a hospitable and welcoming environment and a strong customer value proposition. In addition, AUVs have grown from approximately $1.2 million in fiscal year 2009 to approximately $1.9 million for the 52 weeks ended September 29, 2015, representing an increase of 54.0%. Additionally, our restaurants that had been open for 12 months or more as of September 29, 2015 had average restaurant-level profit margins greater than 21% and generated cash-on-cash returns in excess of 40%.

Our restaurant model is designed to generate high sales volumes, strong restaurant-level financial results and high cash-on-cash returns. Restaurant-level financial results are typically defined as restaurant contribution which consists of revenue less food and paper costs, labor and related expenses, occupancy and other operating expenses. This profit is normally measured as a percentage of restaurant revenue.

Profit margins are typically defined as profit divided by revenue. Strong profit margins are generally considered 20% or higher. Cash-on-cash returns are typically defined as the ratio of annual restaurant contribution divided by the total amount of capital expenditures, net of tenant improvement allowances for a new restaurant, expressed as a percentage. High cash-on-cash returns are generally considered 30% or higher. We believe our ability to generate AUVs of approximately $1.9 million for the 52 weeks ended September 29, 2015 at our low average per customer spend amount is indicative of our ability to generate traffic and deliver superior restaurant-level execution. Our ability to generate traffic, with an average weekly customer count of 4,658 customers per restaurant location, serves as a benefit to adjacent retail businesses and therefore makes The Habit a desirable tenant for landlords and developers, who seek to find tenants that increase traffic in their retail developments.

Our menu variety and quality offerings contribute to the productivity of our restaurants and positions The Habit as an attractive destination for a range of occasions, including a convenient lunch option, an after-school hangout for students, a social venue for seniors or an affordable restaurant for families. We aim to provide an accommodating environment and diverse menu selection that is appealing to each of our customers. Our dinner day part accounted for 49% of our sales for the 52 weeks ended September 29, 2015 and generated traffic over an extended timeframe from 4:00 P.M. to closing. We believe our ability to drive traffic across both the lunch and dinner day parts allowed us to deliver an attractive per annum sales per leasable square foot of $855 for the 52 weeks ended September 29, 2015.

Broad Customer Appeal

Based on an external research report and a third-party customer satisfaction survey, our customer base is well-balanced with 55% male customers and 45% female customers. We believe our female customers represent a highly desirable customer base with strong influence on a family’s mealtime decision-making process, making them strong brand advocates who appreciate the quality and diversity of our menu offerings. Our customer base extends across age and socioeconomic groups, enabling us to successfully operate restaurants within a variety of communities of varying sizes, ethnic diversity and income ranges. Over 60% of our customer base is in the age range of 25 to 54. Families with children under the age of 18 represent a significant segment of this customer base. We believe our diversified customer base and menu variety contributed to our balanced day part mix of 51% lunch and 49% dinner for the 52 weeks ended September 29, 2015, which in turn contributed to our strong AUVs.

Properties

Site Development and Expansion

Site Selection Process

We consider the location of a restaurant to be a critical variable in its long-term success and as such, we devote significant effort to the investigation and evaluation of potential locations. We have developed a targeted site acquisition and qualification process that incorporates our management’s experience as well as extensive data collection, analysis and interpretation. Our restaurant development efforts are led by our highly experienced senior management team and our in-house real estate team. Collectively, they have extensive experience identifying and qualifying suitable restaurant locations with restaurant concepts such as The Cheesecake Factory, Pei Wei Asian Diner, Panda Express, Baja Fresh Mexican Grill and Rubio’s Fresh Mexican Grill.

Our track record of never closing a restaurant, long-term landlord relationships, positive tenancy, attractive customer profile and ability to generate average weekly customer count of 4,658 customers per restaurant location allows us to be selective in our evaluation of new sites, and we believe our restaurants are highly sought after by real estate owners and developers. We are often made aware of opportunities early in their development process, allowing us to secure optimal locations. We have a network of real estate brokers who manage the investigation of prospective sites in each of their respective markets. Our internal real estate team communicates frequently with its network of brokers on a regular basis in order to consistently drive the site acquisition process to achieve our annual growth objectives.

Our site selection process includes extensive data collection, strategic mapping and competitive analysis and we proactively seek new restaurant locations based on specific criteria, such as demographic characteristics, daytime population and residential density thresholds and traffic patterns, along with the potential visibility of, and accessibility to, the restaurant. Our restaurant concept works in a range of location types due to the flexibility of our restaurant design, the balanced sales mix across day parts and guest demographics. Our restaurants are located in grocery anchored strip centers, power centers anchored by big box regional retailers and free-standing locations. To assist in our analysis of a potential restaurant location, we focus on locating near traffic generators, such as office buildings, hospitals, movie theaters, recreational parks, high schools and colleges, as well as preferred co-tenants with similar customer demographics to The Habit. While we typically target end-cap locations, we have the flexibility to operate inline, free-standing and drive-thru locations. We believe there is an opportunity to open more drive-thru locations going forward, which require increased investment costs but generate higher AUVs and result in higher return on investment. Our ability to succeed in various trade area and real estate types has provided us with flexibility in our market development strategy and has lowered operating risk when selecting new restaurant locations.

We are obligated under non-cancelable leases for our restaurants and our corporate headquarters. Our restaurant leases generally have a term of 10 years with two five-year renewal options. Our restaurant leases generally require us to pay a proportionate share of real estate taxes, insurance, common area maintenance charges and other operating costs. Some restaurant leases provide for contingent rental payments based on sales thresholds, although we generally do not expect to pay significant contingent rent on these properties based on the thresholds in those leases.

Restaurant Design

After securing a restaurant site, we commence our restaurant buildout. Our average restaurant size is between 2,000 and 2,800 square feet and features a comfortable dining room offering booth, high-top and community table seating, along with outdoor patios. Each of our restaurants has a customized layout to optimize the available space with consistent design cues that contribute to our customers’

experiences. The dining area of our typical restaurant can seat approximately 30 to 50 people, and if the location has a patio, the patio will accommodate approximately 25 to 35 additional people.

Our prototype new restaurant model targets an average investment of approximately $750,000, net of tenant allowance. We believe our investment in the construction of our restaurant location enables us to provide a differentiated experience for customers due to our focus on the finer details of our restaurant design, which generates broad customer appeal. Our restaurants provide a warm and welcoming atmosphere enhanced with abundant natural light, exposed hardwood accents, polished stone countertops, active California lifestyle watercolor artwork and generally provide ample indoor and patio seating space. The entrance of each of our restaurants is designed to include easy to read menu boards and comfortable waiting benches for to-go orders. Each of our restaurants also includes a designated area for customers to serve their own drink, access the pepper bar or pick one of our six flavorful sauces. We believe the atmosphere of our restaurants creates an inviting environment where friends and family can gather throughout the day, encourages repeat visits, inspires brand advocacy and drives increased sales.

Construction

Our development process averages 12 weeks from the point when we commence construction on a site to the grand opening. The actual timeframe for the development of a new restaurant will vary based on site specific considerations such as whether the location is newly constructed or converted from an existing space, or whether the location is within a new or existing market. Our Chief Development Officer oversees each step of the development process that prepares a new restaurant for turnover to operations, and as of September 29, 2015 we have successfully developed 104 new restaurant locations under his leadership since the beginning of fiscal year 2009 within both new and existing markets.

Restaurant Management and Operations

Service

We seek to deliver an experience and atmosphere at The Habit that our customers want to share with family and friends. Our focus on superior restaurant-level execution to enhance our customers’ experiences is instilled within every one of our employees. We make an effort to hire team members who share our passion for food, exhibit a consistently positive attitude and high degree of integrity, approach their jobs with a team mentality and who will operate our restaurants in a way that is consistent with our high standards. We believe that we attract genuine, friendly employees at The Habit, and then reinforce and reward such employees’ dedication to hospitality which helps us to consistently provide high levels of service to our customers and differentiate our dining experience from that of our competitors.

Our team members are empowered to improve the experience of our customers and directly address any customer concerns, which we believe contributes to the success of our business. We encourage our team members to take responsibility for our dining room environment and personally visit tables to ensure our customers’ satisfaction. Our cashiers are extensively trained on the menu items and offer customers thoughtful suggestions to enhance their ordering process. The pepper bar and beverage stations are continuously monitored for cleanliness and an ample supply of products.

A meaningful portion of our customers also visit The Habit for on-the-go meals, where speed and efficiency are of utmost importance. We offer mobile and online ordering supported by a dedicated call center to enhance the ordering experience. We are also using tablets in selected restaurants to expedite drive-thru ordering and are testing the tablets for in-store use to facilitate faster customer ordering during peak hours. We value our customers’ time and target an average cook time of five to seven minutes from order to delivery, allowing our teams to properly execute the made-to-order preparation of our fresh ingredients and still cater to the busy schedules of our customers.

In order to maintain our high level of customer service, we have implemented a Customer Service Evaluation system. We measure team performance using specific metrics, including positive attitude and engagement with our customers. All captured data can be analyzed by category or broad measures, including region or district, and the results are reviewed by our corporate and restaurant-level management on a monthly basis and comprise a meaningful portion of each restaurant location’s quarterly bonus plan.

Operations

At The Habit, we believe that superior execution leads to superior results. We focus on offering our customers a high-quality and consistent experience every time they visit us and have implemented disciplined operating systems aimed at measuring our ability to deliver this high-quality experience. These systems include restaurant operating reviews, customer service evaluations and speed of service performance standards. Corporate and restaurant-level management utilize the information to identify strengths and opportunities and develop specific plans for continuous performance improvement.

We employ a customer-centered approach to our restaurant operations, which we also believe is fundamental to our success. Each of our restaurants is typically staffed with a restaurant manager, at least two assistant managers and an average of approximately 25 dedicated team members who prepare our food fresh daily and deliver outstanding customer service. We cross-train our employees in an effort to create a depth of competency in our critical restaurant functions. Our District Managers are, on average, responsible for fewer than four restaurants, which allows them to visit each restaurant regularly and maintain a frequent dialogue with our restaurant managers. Similarly, our Directors of Operations are each responsible for between approximately six and eight districts to ensure they are accessible and attentive to the needs and performance of the restaurants in their regions.

In addition, we conduct quarterly operating reviews of each of our restaurants to ensure that each restaurant meets our high operational standards. Food safety is a top priority, and we dedicate substantial resources, including our supply chain team and quality assurance teams, to help ensure that our customers enjoy safe, quality food products. We have taken various steps to ensure food quality and mitigate safety risks. Our restaurants undergo internal safety audits and routine health inspections. We also consider food safety and quality assurance when selecting our distributors and suppliers.

Training

We are selective in our hiring processes, aiming to staff our restaurants with team members that are friendly, customer focused, and driven to perform high-quality work. We believe we make employee expectations and accountability clear through our stated commitment to our “daily disciplines,” which are posted in each of our restaurants. We believe that this fosters a culture of excellence and allows us to deliver a consistent customer experience across our restaurant base.

Our management, operations and training philosophy underscore the importance of professional and personal development for every one of our employees. Our professional development procedures include various process calendars and individual milestones which are overseen at the executive level by our Chief Quality Officer. Our restaurant-level managers are incentivized to instill a culture of excellence and drive the development of their employees. A significant component of management’s restaurant-level bonus is based on the ability to properly train and support employees. We often have dozens of managers-in-training at a given time to ensure that we have a pipeline of quality management candidates to support our new restaurants. We have complemented our training and development programs with valuable systems and tools, such as a cloud-based system to deliver proprietary training tools to our employees that also serves as a progress tracking mechanism. Our internal matrix system creates customized progression plans for each restaurant-level employee and is available for review by all members of management. We believe that the hands-on approach we take to provide personal and professional development to every team member contributes to our ability to consistently deliver a high-quality customer experience.

Management Information Systems

We have invested in information systems that provide robust processing and reporting capabilities for our restaurants. All of our restaurants use MICROS, a leading computerized point-of-sale system, which we believe is scalable to support our long-term growth plans. The point-of-sale system provides a touch screen interface with an integrated kitchen display system and pagers, combined with high speed credit card and gift card processing all specifically designed for the restaurant industry. The point-of-sale system is used to collect daily transaction data, which generates information about daily sales, product mix and average transaction that we actively analyze. Our enterprise-level point-of-sale system allows us to manage all products sold and their corresponding prices in every restaurant from our corporate office.

Our in-restaurant back office system is designed to assist in the management of our restaurants by providing quick access to sales information as well as labor and food cost management tools. The system also provides corporate headquarters and restaurant operations management quick access to detailed business data and reduces restaurant managers’ time spent on administrative needs. The system also provides sales, bank deposit and variance data to our accounting department on a daily basis. For company-operated restaurants, we use this data to generate daily sales information and weekly consolidated reports regarding sales and other key measures, as well as preliminary weekly reporting on key measures for each location with final reports following the end of each period. Our restaurant managers also have the ability to submit food and operating supply orders electronically to our distribution network. Some of the additional systems that we use include a cloud-based information system, paperless employee files, proprietary on-line training system and a customized labor deployment tool. All of our restaurant systems can be accessed by multi-functional hand-held tablets. Our systems and data are protected by advanced communication and data security systems.

Franchising and Licensing

Although we expect the majority of our expansion to continue to come from company-operated restaurants, we have developed a franchising and licensing strategy that we believe will enable us to expand unit growth in selected new markets. Our franchise and license programs are low cost and high return models that allow us to expand our footprint and build brand awareness in markets that we otherwise do not plan to enter in the short to medium-term. In addition, licensed locations provide access to non-traditional locations, such as universities, airports and other captive audience venues. We have two franchise development agreements in place for the Las Vegas, Nevada and Seattle, Washington markets and we opened our first franchised restaurants in 2015 in Las Vegas, Nevada. We also have an international franchise agreement for development of restaurants in six countries in the Middle East. We have three licensed restaurants from which we earn revenue under three different license agreements.

We have a license agreement for a location on the campus of the University of Southern California, in which we granted a non-exclusive right and license to The University of Southern California to use our system of restaurant operation, including recipes, methods of food presentation, trade secrets and know-how. The agreement began in August 2013 and has an initial term of five years, with two options for The University of Southern California to renew for five-year terms. The University of Southern California paid us an initial development fee at the time of entering into the license agreement and pays an ongoing monthly royalty to us based on the gross sales at the licensed location.

Our Seattle and Las Vegas agreements grant area development rights for up to a specified number of Habit restaurant locations within particular geographic locations for a period of five to 10 years. Under these agreements, we received initial development fees and initial franchise fees. Additionally, under each agreement we will be paid ongoing monthly royalties based on gross sales at each restaurant that is opened under the agreement. We expect that future franchise development agreements will have similar terms.

In October 2014, we entered into a license agreement with a licensee which requires such licensee to develop 17 Habit restaurants over five years in certain non-traditional settings including educational, corporate, healthcare, military and governmental facilities. This license agreement is exclusive to the licensee for these facility types; however, such exclusivity is subject to termination annually if target milestones are not met. Under this agreement, we will receive an initial license fee per restaurant that is opened. Additionally, we will be paid ongoing monthly royalties based on gross sales at each restaurant opened under the agreement. We opened our first location this year on the campus of Grand Canyon University in Arizona.

In November 2014, we entered into an international franchise agreement for the development of up to 50 restaurants in six countries in the Middle East over the next 10 years. The franchisee has the exclusive rights to open restaurants in the UAE, Saudi Arabia, Qatar, Bahrain, Kuwait and Oman. Under this agreement, we received an initial development fee and initial franchise fees. Additionally, we will be paid ongoing monthly royalties based on gross sales at each restaurant that is opened under the agreement.

In May 2015 we entered into a license agreement with a licensee to open a location in the Los Angeles International Airport. Under this agreement we received an initial license fee and we will be paid ongoing monthly royalties based on gross sales at this location which opened in September 2015.

We intend to expand the number of franchised and licensed restaurants on a disciplined basis as we develop our franchise and license program, and we have a seasoned Vice President of Franchising to oversee our strategy to build brand awareness and drive market penetration. We have focused our franchisee and licensee development efforts on experienced, well-capitalized partners that have operating resources, local market knowledge and a capacity to build 10 or more restaurants in their respective markets.

Marketing and Advertising

We believe that our superior execution and high-quality food creates loyal customers who become brand ambassadors. Our focus on genuine hospitality creates a great experience for our customers, motivating them to recommend The Habit to their family and friends. We enhance sales by driving brand awareness and increasing trials by first time customers, because we believe that if we can get new consumers to experience The Habit, they will quickly become regular customers.

Our marketing efforts, headed by our Chief Marketing Officer, are centered around two main components:

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Acquire New Customers.    While word-of-mouth is our most effective form of marketing, we seek to increase brand awareness through several methods of promotion. We utilize social media such as Facebook, Yelp and Instagram to generate buzz and promote our brand. We also promote our restaurants through local community engagement and regional and local media in markets where we have scale. We frequently partner with local organizations and participate in community events. We also use our four custom designed Habit Burger Grill trucks to provide event catering services and have plans to add three additional catering trucks by the end of next year. As of September 29, 2015 we operated four catering trucks in California that serve the greater Los Angeles and Orange County areas. The trucks typically handle events targeted at a minimum of 150 people. The trucks cater events throughout the week, and in some instances, will service two occasions on the same day. The catering trucks build further awareness of the Habit brand and often lead to trial by new customers. These trucks enable us to reach new consumers who may be outside our restaurant footprint by promoting new trials and extending brand awareness. We also utilize a free Charburger campaign by distributing tickets that can be used to redeem one free Charburger with cheese at any of our locations. We believe that our winning combination of word-of-mouth marketing and promotional events and strategies deliver low cost solutions to increase trial and extend brand awareness within new and existing markets.

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Increase Frequency of Existing Customers.    We seek to more deeply entrench ourselves with our current customers to gain additional visits from them. We have a diverse menu that gives customers a broad variety of options from which to choose from on each visit and an ability to personalize their experience. We focus our product development efforts on select, high-quality new menu offerings to broaden our appeal to customers and further substantiate our position as a leading fast casual destination. We also use cost effective local store marketing to increase our brand’s prominence with the consumer. Additionally, we believe our employees are one of our best marketing assets. We invest time, energy and resources educating each employee about our brand and developing them into long-term brand advocates. We believe that our employees can and have become among our most enthusiastic brand ambassadors.

Purchasing and Distribution

Maintaining a high degree of quality in our restaurants depends in part on our ability to acquire high-quality ingredients and other necessary supplies that meet our specifications from reliable suppliers. Our primary distributor is Performance Food Group (our “primary distributor”), and we contract with them for the majority of our food and supplies. The food and supplies we purchase from Performance Food Group primarily consist of various proteins, such as fresh ground beef, chicken, sushi-grade albacore and USDA choice tri-tip steak. We also purchase beverages, paper and packaging products, produce, dairy and other grocery items, as well as a variety of kitchen and cleaning supplies needed to support our restaurant operations. We carefully selected our primary distributor based on its quality, understanding of our brand and ability to support our high growth model due to its national distribution presence. We regularly evaluate our primary distributor to ensure that the products we purchase conform to our standards and that the prices they offer are competitive.

We recognize that the safety and consistency of our products begins with our suppliers. Suppliers must meet our criteria and strict quality control standards in the production and delivery of our food and other products. We arrange for delivery of our products to each of our restaurants three days a week. Our standard sourcing procedures utilize two or more suppliers per distribution center for each commodity in order to reduce our supplier risk and ensure our ability to secure high-priority ingredients.

Intellectual Property and Trademarks

We own a number of trademarks and service marks registered or pending with the U.S. Patent and Trademark Office (the “PTO”). We have registered several marks with the PTO, including the following: The Habit; The Habit Burger Grill; Respect the Burger; and Custom Built! Quality Food Made to Order & Design. We also have certain trademarks registered or pending in certain foreign countries. In addition, we have registered the Internet domain name www.habitburger.com. The information on, or that can be accessed through, our website is not part of this prospectus.

We plan to license the use of our registered trademarks to franchisees and licensees through franchise and license arrangements. These arrangements will restrict franchisees’ and licensees’ activities with respect to the use of our trademarks and impose quality control standards in connection with goods and services offered in connection with the trademarks.

We believe that our trademarks, service marks and other intellectual property rights have significant value and are important to the marketing of our brand, and it is our policy to protect and defend vigorously our rights to such intellectual property. However, we cannot predict whether steps taken to protect such rights will be adequate. See the section entitled “Risk Factors—Risks Related to Our Business and Industry—We may not be able to adequately protect our intellectual property, which could harm the value of our brand and have a material adverse effect on our business, financial condition and results of operations.”

Competition

We primarily compete in the fast casual restaurant segment, but also with restaurants in other segments, such as traditional fast food and casual dining. We believe the fast casual restaurant segment is competitive with these other restaurant segments with respect to food quality, price and value relationships, ambience, service and location, and is affected by many factors, including changes in consumer tastes and discretionary spending patterns, macroeconomic conditions, demographic trends, weather conditions, the cost and availability of food products and supplies, labor and government laws and regulations.

We believe that we have a very favorable competitive stance in the fast casual restaurant segment and represent a highly disruptive concept to traditional fast food and casual dining incumbents. Based on a guest segmentation analysis we performed in 2013, we believe our customers make their dining choices among a competitive set that includes large fast casual concepts such as Chipotle Mexican Grill, Panera Bread Company and Panda Express, along with burger-focused competitors that include In-N-Out Burger, Five Guys Burger and Fries and Smashburger, among others.

We believe that our diverse menu, including char-grilled burgers, chicken, tuna and steak featured in our sandwiches and salads, generates broad customer appeal. We believe that our restaurant design delivers a warm and inviting atmosphere, with consistently delivered genuine hospitality. We believe that our average per customer spend of $7.95 is appealing to our customers when they are choosing among fast casual restaurants. We believe that our focus on quality, environment, hospitality and value differentiate us from our competitors and provides a strong foundation for our continued growth.

Seasonality

Seasonal factors and the timing of holidays cause our revenue to fluctuate from quarter to quarter. Our revenue per restaurant is typically slightly lower in the fourth quarter due to holiday closures. Adverse weather conditions may also affect customer traffic, especially in the first and fourth quarters. In addition, we have outdoor seating at many of our restaurants, and the effects of adverse weather may impact the use of these areas and may negatively impact our revenue.

Employees

As of September 29, 2015, we had 3,770 employees, including 130 field supervision/corporate personnel and 3,640 restaurant-level personnel. None of our employees are unionized or covered by a collective bargaining agreement, and we consider our current employee relations to be good.

Government Regulation and Environmental Matters

We are subject to extensive and varied federal, state and local government regulation, including regulations relating to public and occupational health and safety, sanitation and fire prevention. We operate each of our restaurants in accordance with standards and procedures designed to comply with applicable laws, codes and regulations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular restaurant or group of restaurants.

In addition, in order to develop and construct restaurants, we, and the developers and landlords we work with, need to comply with applicable zoning, land use and environmental regulations. Federal and state environmental regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors could delay or even prevent construction and increase development costs for new restaurants. We are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act (the “ADA”), which generally prohibits discrimination in accommodation or employment based on disability. We may in the future have to modify restaurants, for example by adding access ramps or redesigning certain architectural fixtures, to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

In addition, we are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing similar matters including minimum wages, overtime, workplace safety and other working conditions. We are also subject to various laws and regulations relating to our current and any future franchise operations. See the section entitled “Risk Factors—Risks Related to Our Business and Industry—Governmental regulation may adversely affect our ability to open new restaurants or otherwise adversely affect our business, financial condition and results of operations.”

We are subject to federal, state and local environmental laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances. These environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We are not aware of any environmental laws that will materially affect our earnings or competitive position, or result in material capital expenditures relating to our restaurants. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that we will become subject to environmental liabilities at our properties, and any such liabilities could materially affect our business, financial condition or results of operations. See the section entitled “Risk Factors—Risks Related to Our Business and Industry—Compliance with environmental laws may negatively affect our business.”

Legal Proceedings

We are currently involved in various claims and legal actions that arise in the ordinary course of business, most of which are covered by insurance. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our business, financial condition, results of operations, liquidity or capital resources nor do we believe that there is a reasonable possibility that we will incur material loss as a result of such actions. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could have a material adverse effect on our business, financial condition and results of operations.

Our History and Recapitalization Transactions

Holding Company Structure

We are a holding company and our assets principally consist of our ownership (directly or indirectly) in The Habit Restaurants, LLC and its subsidiaries.

The consolidated financial statements of The Habit Restaurants, Inc. include the accounts of The Habit Restaurants, LLC and its wholly-owned subsidiaries (collectively the “Company”). In November 2014, the Company completed its initial public offering of shares of our Class A common stock (the “IPO”). In connection with our IPO, The Habit Restaurants, LLC completed a series of recapitalization transactions (the “Recapitalization”), in order to reorganize our capital structure in preparation of the IPO. Each share of The Habit Restaurants, Inc. Class A common stock corresponds to an economic interest held (directly or indirectly) by The Habit Restaurants, Inc. in The Habit Restaurants, LLC. Members of The Habit Restaurants, LLC are entitled to a proportionate share of the distributions and earnings of The Habit Restaurants, LLC, provided that The Habit Restaurants, Inc., as the managing member of The Habit Restaurants, LLC, is entitled to non-pro rata distributions for certain fees and expenses.

The Habit Restaurants, Inc., a Delaware corporation, was formed July 24, 2014 and prior to the IPO had not conducted any activities, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, in The Habit Restaurants, LLC (such interests collectively representing a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of the IPO registration statement. Prior to the completion of our IPO, we had no other material assets and had not engaged in any business or other activities except in connection with our IPO and transactions related to the Recapitalization.

Recapitalization

In connection with the completion of the IPO, the limited liability company agreement of The Habit Restaurants, LLC (the “LLC Agreement”) was amended and restated to, among other things, create a single new class of economic, non-voting interests in The Habit Restaurants, LLC that we refer to as “LLC Units.”

Our organizational structure allows the LLC members (the “Continuing LLC Owners”) to retain their equity ownership in The Habit Restaurants, LLC, an entity that is treated by its members as a partnership for federal and applicable state income tax purposes, and as such, generally is not expected to be subject to income tax (except that it may be required to withhold and remit tax as a withholding agent). Instead, taxable income will be allocated to holders of LLC Units, including The Habit Restaurants, Inc. Accordingly, The Habit Restaurants, Inc. incurs income taxes on its allocable share of any net taxable income of The Habit Restaurants, LLC and also incurs expenses related to its operations. Pursuant to the LLC Agreement, The Habit Restaurants, LLC is required to make tax distributions to the holders of LLC Units, except that The Habit Restaurants, LLC’s ability to make such distributions may be subject to various limitations and restrictions, including the operating results of our subsidiaries, our cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members, compliance by The Habit Restaurants, LLC and its subsidiaries with restrictions, covenants and financial ratios related to existing or future indebtedness, and other agreements entered into by The Habit Restaurants, LLC or its subsidiaries with third parties. In addition to tax expenses, The Habit Restaurants, Inc. also incurs expenses related to its operations, plus payments under the TRA, which The Habit Restaurants, Inc. expects will be significant. The Habit Restaurants, Inc. intends to cause The Habit Restaurants, LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow The Habit Restaurants, Inc. to pay its taxes and operating expenses, including distributions to fund any payments due under the TRA. By contrast, investors, and existing owners who are not Continuing LLC Owners hold equity in The Habit Restaurants, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. In connection with our IPO, The Habit Restaurants, Inc. issued to each Continuing LLC Owner a number of shares of Class B common stock equal to the number of LLC Units such Continuing LLC Owner held immediately after the completion of the IPO. Each such share of Class B common stock provides its holder with no economic rights but entitles the holder to one vote on matters presented to The Habit Restaurants, Inc.’s stockholders. Under our amended and restated certificate of incorporation, each share of Class A common stock and each share of Class B common stock are entitled to one vote. Holders of our Class A common stock and Class B common stock generally vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

MANAGEMENT

The following table sets forth the name, age (as of November 17, 2015) and position of individuals who currently serve as the directors and executive officers of The Habit Restaurants, Inc. The following also includes certain information regarding our directors’ and officers’ individual experience, qualifications, attributes and skills, and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Russell W. Bendel	61	Chief Executive Officer, President and Director
Ira Fils	50	Chief Financial Officer, Secretary and Director
Anthony Serritella	55	Chief Operating Officer
Peter Whitwell	56	Chief Quality Officer
Russell Friend	54	Chief Development Officer
Matthew Hood	46	Chief Marketing Officer
Christopher Reilly	53	Director
Allan Karp	60	Director
Ira Zecher	63	Director
A. William Allen III	55	Director
Joseph Kadow	59	Director

Russell W. Bendel was appointed Chief Executive Officer and President of The Habit Restaurants, LLC in June 2008 and was appointed Chief Executive Officer and President of The Habit Restaurants, Inc. in August 2014. He has served as a director of The Habit Restaurants, LLC since August 2008, and has served as a director of The Habit Restaurants, Inc. since August 2014. Previously, Mr. Bendel was President and Chief Operating Officer of The Cheesecake Factory. Beginning in June 2001, Mr. Bendel worked at Mimi’s Café as Chief Executive Officer and President. He currently sits on the board of directors of the California Restaurant Association and on the board of advisors for the Collins School of Hospitality Management at California State Polytechnic University. He holds a Bachelor of Science degree in Hotel Administration from Florida International University. Because of his extensive experience in leadership positions in the restaurant industry, we believe Mr. Bendel is qualified to serve on our board of directors.

Ira Fils was appointed Chief Financial Officer and Secretary of The Habit Restaurants, LLC in August 2008 and was appointed Chief Financial Officer and Secretary of The Habit Restaurants, Inc. in August 2014. He has served as a director of The Habit Restaurants, Inc. since August 2014. Previously, Mr. Fils served as Chief Financial Officer of Mimi’s Café from 2005 to 2008, after joining the company as Vice President of Finance in 2003. From 1998 to 2003, he served in various financial capacities with increasing responsibility which led to him becoming Chief Financial Officer at Rubio’s Restaurants, Inc. He holds an undergraduate degree in economics and an MBA from the University of California, Irvine. Because of his experience in the restaurant industry and his financial knowledge, we believe Mr. Fils is qualified to serve on our board of directors.

Anthony Serritella joined The Habit Restaurants, LLC in 1997 as Vice President of Operations and was later appointed Chief Operating Officer. Beginning in 1991, Mr. Serritella worked as the Vice President of Operations for McAthco Enterprises, one of the leading Sizzler franchises. He attended the University of California, San Diego where he studied economics and psychology.

Peter Whitwell joined The Habit Restaurants, LLC in 2005 as Vice President. From 2001 to 2004 he was the Senior Vice President of Baja Fresh Mexican Grill, transitioning from the position of Senior Vice President of Franchise Operations and Quality Assurance, a position he held beginning in 1999. Mr. Whitwell attended Moorpark College, where he studied Communications and Business, as well as California State University, Northridge where he studied speech communications.

Russell Friend joined The Habit Restaurants, LLC in December 2010 as Chief Development Officer. Prior to that, he served as the exclusive real estate development consultant to The Habit Restaurants, LLC from 2007 to 2010. From 2006 to 2007, he served as Senior Real Estate Partner of P.F. Chang’s China Bistro after joining the company as the Director of Real Estate of Pei Wei Asian Diner in 2003. Mr. Friend attended the University of Arizona and Menlo College.

Matthew Hood joined The Habit Restaurants, LLC in July 2014 as Chief Marketing Officer. Prior to joining The Habit, Mr. Hood served as Chief Marketing Officer at BJ’s Restaurants Inc. from 2008 until 2014. Prior to joining BJ’s Restaurants, Mr. Hood served as the national brand consultant for Google, Inc. From 2002 to 2006, Mr. Hood served in several leadership roles for Carino’s Italian Restaurants, including Senior Vice President, Marketing and Brand Development. He holds a B.S. in Journalism and Advertising from Texas Christian University, and an MBA in Marketing and Entrepreneurship from Northwestern University’s Kellogg Graduate School of Management.

Christopher Reilly has served as a director of The Habit Restaurants, LLC since July 2007, and as a director of The Habit Restaurants, Inc. since July 2014. He is a founding partner of KarpReilly, LLC. Prior to KarpReilly, Mr. Reilly was a partner at Apax Partners, L.P. Prior to Apax Partners, Mr. Reilly was a Partner at Saunders, Karp & Megrue, LLC. Mr. Reilly currently serves on the boards of a number of privately held companies. He is also a member of the board of trustees of Providence College. He previously served as a director of Norcraft Companies, Inc. (NYSE: NCFT). Mr. Reilly holds a B.S. from Providence College and an M.B.A. from New York University’s Leonard N. Stern School of Business. Because of Mr. Reilly’s substantial experience with portfolio companies and his private equity, financial and investment banking experience, we believe he is qualified to serve on our board of directors.

Allan Karp has served as a director of The Habit Restaurants, LLC since July 2007, and as a director of The Habit Restaurants, Inc. since August 2014. He is a founding partner of KarpReilly, LLC. Prior to KarpReilly, Mr. Karp was the Co-Chief Executive Officer at Apax Partners, L.P. Prior to Apax Partners, Mr. Karp was a Co-Founder of Saunders, Karp & Megrue, LLC. Mr. Karp currently serves on the boards of directors of a number of privately held companies. Mr. Karp holds a B.S. in Chemistry from University of California-Santa Cruz, and a M.S. in Management from M.I.T. Sloan School of Business. Because of Mr. Karp’s extensive experience with portfolio companies and his private equity, financial and investment banking experience, we believe he is qualified to serve on our board of directors.

Ira Zecher has served as a director of The Habit Restaurants, Inc. since August 2014. Mr. Zecher is a managing member of ILZ, LLC, and is a director, audit committee chairman and compensation committee member of the board of Chuy’s Holdings, Inc. (NYSE: CHUY). He previously served as a director, audit committee chairman and compensation committee member of Norcraft Companies, Inc. (NYSE: NCFT) from October 2013 to May 2015. Prior to joining The Habit, Mr. Zecher was with Ernst & Young LLP, a registered public accounting firm, for over 36 years until his retirement as a partner in 2010. Mr. Zecher gained extensive experience in audits and transactions at Ernst & Young LLP, where he served as a partner in the Audit and Transaction Advisory Services groups in New York and as the director of the Far East Area Private Equity practice, based in Hong Kong. Mr. Zecher is a CPA and holds a B.A. in accounting from Queens College of the City University of New York. He also completed the Executive Program of the Kellogg School of Management at Northwestern University. From 2010 to 2013, he taught in the Graduate Accounting program at Rutgers, the State University of New Jersey. Because of Mr. Zecher’s broad accounting and financial experience, we believe he is qualified to serve on our board of directors.

A. William Allen III has served as a director of The Habit Restaurants, Inc. since October 2014. Mr. Allen served as the CEO of OSI Restaurant partners (Bloomin’ Brands, Inc.) for five years until November 2009. He served as Chairman of the Bloomin Brands board of directors from November 2009 through December 2011. Since December 2011, Mr. Allen has acted as an investor, advisor and/or board member to a variety of established and early-stage growth companies, including Fleming’s, Il Fornaio/

Corner Bakery, Bruxië and Hubworks. Prior to Bloomin’ Brands, Mr. Allen was Co-Founder of Fleming’s Prime Steakhouse & Wine Bar. Because of his extensive experience in the restaurant industry, we believe Mr. Allen is qualified to serve on our board of directors.

Joseph Kadow has served on our board of directors since September 2015. Mr. Kadow has served as Executive Vice President, Chief Legal Officer of Bloomin’ Brands, Inc. since 2005, and joined Bloomin’ Brands in 1994 as Vice President and General Counsel. Prior to that, he served as a partner in the Orlando, Florida office of the national law firm, Baker Hostetler LLP. Mr. Kadow is Vice Chairman of the Board of Directors of the National Restaurant Association and will serve as Chairman in 2016. Mr. Kadow received his Bachelor’s Degree in Accounting from the University of Scranton and his J.D. from the Dickinson School of Law at Pennsylvania State University. Because of his extensive restaurant industry experience, we believe Mr. Kadow is well qualified to serve on our board of directors.

Board Composition

Our board of directors currently consists of seven directors. In accordance with the terms of our amended and restated certificate of incorporation, our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

•	the Class I directors’ term will expire at the annual meeting of stockholders to be held in 2018 (our Class I directors are Ira Fils and Christopher Reilly).

•	the Class II directors’ term will expire at the annual meeting of stockholders to be held in 2016 (our Class II directors are Allan Karp and Joseph J. Kadow).

•	the Class III directors’ term will expire at the annual meeting of stockholders to be held in 2017 (our Class III directors are Russell W. Bendel, Ira Zecher and A. William Allen).

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that each class will consist of approximately one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Our amended and restated certificate of incorporation provides that the size of the board of directors shall be fixed from time to time by a majority vote of the board of directors, and the board of directors may determine to increase the size of the board of directors to the extent necessary to comply with provisions of the applicable rules of Nasdaq.

After completion of the IPO, KarpReilly and its affiliates owned more than 50% of the total outstanding voting power of our common stock and we were a “controlled company” under Nasdaq corporate governance standards, as applicable. As a controlled company, we were not required by Nasdaq for continued listing of our Class A common stock to (i) have a majority of independent directors, (ii) maintain compensation and nominating and governance committees composed entirely of independent directors with written charters addressing each committee’s purpose and responsibilities or (iii) conduct annual performance evaluations of the compensation and nominating and governance committees. We took advantage of some of these exemptions from Nasdaq listing requirements, as discussed herein. Accordingly, our stockholders did not have the same protection afforded to stockholders of companies that are subject to all of corporate governance requirements, as applicable, and the ability of our independent directors to influence our business policies and affairs may be reduced.

Upon completion of the April 2015 Offering, we were no longer able to avail ourselves of the “controlled company” exception under the Nasdaq rules. Accordingly, we are required to have a majority of independent directors on our board of directors and an audit committee, compensation committee and nominating and corporate governance committee composed entirely of independent directors as defined under the Nasdaq rules, subject to a phase-in period of one year following the loss of our controlled company status. Under the Nasdaq listing requirements, a company that ceases to be a controlled company must comply with the independent board committee requirements as they relate to the nominating and corporate governance and compensation committees on the following phase-in schedule: (1) one independent committee member at the time it ceases to be a controlled company, (2) a majority of independent committee members within 90 days of the date it ceases to be a controlled company and (3) all independent committee members within one year of the date it ceases to be a controlled company. Additionally, the Nasdaq listing requirements provide a 12-month phase-in period from the date a company ceases to be a controlled company to comply with the majority independent board requirement. Neither these exemptions, nor the loss thereof, modify the independence requirements for our audit committee, and we currently comply with the applicable requirements of the Sarbanes-Oxley Act and the Nasdaq rules with respect to our audit committee within the applicable time frame. See “—Audit Committee.”

Board Leadership Structure

Our board of directors currently consists of seven directors. The size of our board of directors is determined by the affirmative vote of our board of directors. Vacancies are filled by the affirmative vote of our board of directors. The term of office for each director will be until his or her successor is elected at our annual meeting or his or her death, resignation or removal, whichever is earliest to occur. Stockholders will elect one class of directors each year at our annual meeting.

Each of our audit committee, compensation committee and nominating and corporate governance committee operates under a charter that has been approved by our board of directors. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Code of Business Conduct and Ethics

Our board of directors established a Code of Conduct and Business Ethics applicable to our directors and officers. The Code of Conduct and Business Ethics is accessible on our website at www.habitburger.com. If we make any substantive amendments to the Code of Conduct and Business Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct and Business Ethics to our officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Board Structure and Committee Composition

We have an audit committee, a compensation committee and a nominating and corporate governance committee, each with the composition and responsibilities described below. Each committee operates under a charter that was approved by our board of directors. The members of each committee are appointed by the board of directors and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues. Our board of directors has determined that Ira Zecher, Christopher Reilly, Allan Karp, A. William Allen III and Joseph J. Kadow are independent directors under Nasdaq rules and rules of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are in compliance with the audit committee requirements of the Sarbanes-Oxley Act and the rules of Nasdaq. These rules require that our audit committee be composed of at least three members, a majority of whom are independent as of the date of this prospectus, and all of whom will be independent within one year of the date of the IPO.

Audit Committee

The purpose of the audit committee is set forth in the audit committee charter. The audit committee’s primary duties and responsibilities are to:

•

Appoint or replace, compensate and oversee the outside auditors for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us. The outside auditors report directly to the audit committee.

•

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our outside auditors, subject to de minimis exceptions which are approved by the audit committee prior to the completion of the audit.

•

Review and discuss with management and the outside auditors the annual audited and quarterly unaudited financial statements, our disclosures under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the selection, application and disclosure of critical accounting policies and practices used in such financial statements.

•	Review and approve all related party transactions.

•

Discuss with management and the outside auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues as to the adequacy of our internal controls and any special steps adopted in light of material control deficiencies.

Our audit committee consists of Ira Zecher, A. William Allen III and Joseph J. Kadow. Mr. Zecher is both an independent director and an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K, and serves as chair of the audit committee. A. William Allen III and Joseph J. Kadow are both independent directors. A copy of our audit committee charter is available on our website.

Compensation Committee

The purpose of the compensation committee is to assist the board of directors in fulfilling its responsibilities relating to oversight of the compensation of our directors, executive officers and other employees and the administration of our benefits and stock-based compensation programs. The compensation committee approves specific compensation levels for all executive officers. Our compensation committee consists of A. William Allen III and Allan Karp, who are both independent directors. A copy of our compensation committee charter is available on our website.

Nominating and Corporate Governance Committee

The purpose of the nominating and corporate governance committee is to identify individuals qualified to serve as members of our board of directors, recommend nominees to our board for our annual meetings of stockholders, evaluate our board’s performance, develop and recommend corporate governance guidelines to our board and provide oversight with respect to corporate governance and ethical conduct.

Our nominating and corporate governance committee consists of Christopher Reilly, Joseph J. Kadow and Ira Zecher, who are all independent directors. A copy of our nominating and corporate governance committee charter is available on our website.

Director Independence

Under the listing requirements and rules of Nasdaq, independent directors must compose a majority of our board of directors within one year of listing on Nasdaq, subject to specified exceptions. In addition, applicable Nasdaq rules require that, subject to specified exceptions, each member of our audit, compensation and nominating and corporate governance committees must be independent within the meaning of applicable Nasdaq rules. We are required to have a majority of independent directors on our board of directors and an audit committee, compensation committee and nominating and corporate governance committee composed entirely of independent directors as defined under the Nasdaq rules, subject to a phase-in period of one year following the loss of our controlled company status. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

The board of directors has reviewed the independence of our directors under the corporate governance standards of Nasdaq. Based on this review, the board of directors determined that each of Messrs. Karp, Reilly, Zecher, Kadow and Allen is independent within the meaning of the corporate governance standards of Nasdaq. In making this determination, our board of directors considered the relationships that each of these non-employee directors has with The Habit and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock held by each non-employee director. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters are reviewed by our compensation committee. Our compensation committee consists of Allan Karp and A. William Allen III. None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below sets forth certain information with respect to the beneficial ownership of our Class A common stock and Class B common stock (together with the same amount of LLC Units) as of November 17, 2015 by:

•	each of our directors and named executive officers;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on 13,759,754 shares of our Class A common stock and 12,241,482 shares of our Class B common stock outstanding as of November 17, 2015.

The amounts and percentages of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated, the address for each listed stockholder is: c/o The Habit Restaurants, LLC, 17320 Red Hill Avenue, Suite 140, Irvine, CA 92614.

Any selling stockholder, including those who are or are affiliates of broker-dealers, may be deemed to be “underwriters” within the meaning of the Securities Act. Each selling stockholder identified in the table below as an affiliate of a broker-dealer acquired the securities identified in the table as beneficially owned by it in the ordinary course of its business solely for investment, and at the time such securities were acquired, had no agreement or understanding, directly or indirectly, with any person to distribute such securities. Based upon the applicable facts and circumstances, including when and how shares of the Company’s common stock were acquired, none of the selling stockholders believes that it should be considered an “underwriter” within the meaning of such term under the Securities Act.

Because we have disclosed the ownership of shares of our Class B common stock and LLC Units (which are exchangeable for Class A common stock pursuant to the LLC Agreement), the shares of our Class A common stock corresponding to the LLC Units are not reflected in the table below.

	Class A Common Stock Beneficially Owned(1)						Combined Voting Power(2)
	Prior to this Offering		After Giving Effect to this Offering Assuming Underwriters’ Option is Not Exercised		After Giving Effect to this Offering Assuming Underwriters’ Option is Exercised in Full		Prior to this Offering	After Giving Effect to this Offering Assuming Underwriters’ Option is Not Exercised	After Giving Effect to this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%	%	%	%
Directors and Executive Officers
A. William Allen III	6,667	*	6,667	*	6,667	*	*	*	*
Russell W. Bendel(3)	—	—	—	—	—	—	2.8	2.3	2.3
Ira Fils	—	—	—	—	—	—	1.0	*	*
Russell Friend	—	—	—	—	—	—	*	*	*
Matthew Hood	3,000	*	3,000	*	3,000	*	*	*	*
Allan Karp(4)	—	—	—	—	—	—	—	—	—
Christopher Reilly(4)	—	—	—	—	—	—	—	—	—
Anthony Serritella(5)	—	—	—	—	—	—	1.1	*	*
Peter Whitwell	—	—	—	—	—	—	—	—	—
Ira Zecher	—	—	—	—	—	—	—	—	—
Joseph Kadow	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (eleven persons)	9,667	*	9,667	*	9,667	*	5.8	4.8	4.8

5% Equityholders
Entities affiliated with KarpReilly, LLC(6)	2,259,754	16.4	1,319,564	7.4	1,153,513	6.3	38.2	22.3	19.5
Brent Reichard(7)	—	—	—	—	—	—	6.4	5.0	5.0
Entities affiliated with Reichard Bros. Enterprises, Inc.(7)	—	—	—	—	—	—	4.9	3.9	3.9
AllianceBernstein LP(8)	1,668,549	12.1	1,668,549	9.4	1,668,549	9.1	6.4	6.4	6.4
Lomas Capital Management, LLC(9)	750,513	5.5	750,513	4.2	750,513	4.1	2.9	2.9	2.9
Wells Fargo & Company(10)	1,505,050	10.9	1,505,050	8.4	1,505,050	8.2	5.8	5.8	5.8

	Class B Common Stock Beneficially Owned(1)
	Prior to this Offering		After Giving Effect to this Offering Assuming Underwriters’ Option is Not Exercised		After this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Directors and Executive Officers
A. William Allen III	—	—	—	—	—	—
Russell W. Bendel(3)	718,958	5.9	599,958	7.3	599,958	7.9
Ira Fils	263,553	2.2	218,553	2.7	218,553	2.9
Russell Friend	94,051	*	94,051	1.1	94,051	1.2
Matthew Hood	66,829	*	61,268	*	60,286	*
Allan Karp(4)	—	—	—	—	—	—
Christopher Reilly(4)	—	—	—	—	—	—
Anthony Serritella(5)	277,876	2.3	207,876	2.5	207,876	2.7
Peter Whitwell	68,931	*	49,508	*	46,078	*
Ira Zecher	—	—	—	—	—	—
Joseph Kadow	—	—	—	—	—	—
All executive officers and directors as a group (eleven persons)	1,490,198	12.2	1,231,214	15.0	1,226,802	16.1

5% Equityholders
Entities affiliated with KarpReilly, LLC(6)	7,685,705	62.8	4,488,005	54.9	3,923,241	51.6
Brent Reichard(7)	1,662,903	13.6	1,302,903	15.9	1,302,903	17.1
Entities affiliated with Reichard Bros. Enterprises, Inc.(7)	1,273,965	10.4	1,003,965	12.3	1,003,965	13.2

footnotes continued below

Selling Stockholders:

	LLC Units owned prior to this offering		LLC Units exchanged for shares of Class A common stock for sale in this offering assuming underwriters option is not exercised		LLC Units exchanged for shares of Class A common stock for sale in this offering assuming underwriters option is exercised in full		LLC Units owned following this offering assuming underwriters option is not exercised		LLC Units owned following this offering assuming underwriters option is exercised in full		Shares of Class A common stock owned prior to this offering		Shares of Class A common stock owned following this offering assuming underwriters option is not exercised		Shares of Class A common stock owned following this offering assuming underwriters option is exercised in full
Name of beneficial owner	No.	%	No.	% of Class A outstanding(11)	No.	% of Class A outstanding(11)	No.	%	No.	%	No.	%	No.	%(11)	No.	%(11)
Adam Baird	45,603	*	4,000	*	4,000	*	41,603	*	41,603	*	—	—	—	—	—	—
Arnel Mendoza	13,317	*	500	*	500	*	12,817	*	12,817	*	—	—	—	—	—	—
Axiom Partners LLC	99,552	*	30,000	*	30,000	*	69,552	*	69,552	*	—	—	—	—	—	—
Bendel Family Trust, dated August 27, 2004(3)	718,958	2.8	119,000	*	119,000	*	599,958	2.3	599,958	2.3	—	—	—	—	—	—
Benjamin Ivie	10,134	*	1,845	*	2,171	*	8,289	*	7,963	*	—	—	—	—	—	—
Brent Reichard(7)	388,490	1.5	90,000	*	90,000	*	298,490	1.1	298,490	1.1	—	—	—	—	—	—
Christopher Schlueter	10,632	*	885	*	1,041	*	9,747	*	9,591	*	—	—	—	—	—	—
Christopher Wadleigh	7,590	*	2,526	*	2,972	*	5,064	*	4,618	*	—	—	—	—	—	—
Elliot-Herbst Family, LLC	30,502	*	12,691	*	14,932	*	17,811	*	15,570	*	—	—	—	—	—	—
Frank Lugo	3,822	*	1,590	*	1,871	*	2,232	*	1,951	*	—	—	—	—	—	—
Fresh Concepts, LLC	267,303	1.0	67,000	*	67,000	*	200,303	*	200,303	*	—	—	—	—	—	—
Gabor Elody	13,335	*	1,110	*	1,306	*	12,225	*	12,029	*	—	—	—	—	—	—
Habit Restaurant Co-Invest, LLC(6)	—	—	—	*	—	*	—	—	—	—	2,259,754	16.4	1,319,564	7.4	1,153,513	6.3
Ira Fils	263,553	1.0	45,000	*	45,000	*	218,553	*	218,553	*	—	—	—	—	—	—
Jaime Ramos	6,056	*	400	*	400	*	5,656	*	5,656	*	—	—	—	—	—	—
Joaquin Soto	7,390	*	750	*	750	*	6,640	*	6,640	*	—	—	—	—	—	—
John Thomas	9,608	*	500	*	500	*	9,108	*	9,108	*	—	—	—	—	—	—
Jorge Ceja	6,058	*	2,000	*	2,000	*	4,058	*	4,058	*	—	—	—	—	—	—
Jose Valdez	5,913	*	800	*	800	*	5,113	*	5,113	*	—	—	—	—	—	—
KarpReilly HB Co-Invest, LLC(6)	3,719,483	14.3	1,547,522	8.7	1,820,837	9.9	2,171,961	8.4	1,898,646	7.3	—	—	—	—	—	—
KarpReilly Investments, LLC(6)	1,977,129	7.6	822,599	4.6	967,886	5.3	1,154,530	4.4	1,009,243	3.9	—	—	—	—	—	—
Lawrence Cousins	42,468	*	15,000	*	15,000	*	27,468	*	27,468	*	—	—	—	—	—	—
Maricela Gutierrez	6,656	*	1,000	*	1,000	*	5,656	*	5,656	*	—	—	—	—	—	—
Matthew Hood	66,829	*	5,561	*	6,543	*	61,268	*	60,286	*	3,000	*	3,000	*	3,000	*
Michael Repetti	44,505	*	8,356	*	9,831	*	36,149	*	34,674	*	—	—	—	—	—	—
Michele Lange	5,715	*	476	*	560	*	5,239	*	5,155	*	—	—	—	—	—	—
Paulo Salgado	13,275	*	3,000	*	3,000	*	10,275	*	10,275	*	—	—	—	—	—	—
PEG U.S. Direct Corporate Finance Institutional Investors III LLC(6)(11)	1,969,202	7.6	819,303	4.6	964,004	5.2	1,149,899	4.4	1,005,198	3.9	—	—	—	—	—	—
Peter Whitwell	68,931	*	19,423	*	22,853	*	49,508	*	46,078	*	—	—	—	—	—	—
Raymond Nopper	51,497	*	5,207	*	5,207	*	46,290	*	46,290	*	—	—	—	—	—	—
Reichard Bros. Enterprises, Inc.(7)	1,273,965	4.9	270,000	1.5	270,000	1.5	1,003,965	3.9	1,003,965	3.9	—	—	—	—	—	—
Robert Wach	10,632	*	885	*	1,041	*	9,747	*	9,591	*	—	—	—	—	—	—
Sam Samra	6,656	*	1,108	*	1,303	*	5,548	*	5,353	*	—	—	—	—	—	—
Serritella Family Trust(5)	277,876	1.1	70,000	*	70,000	*	207,876	*	207,876	*	—	—	—	—	—	—
Steven Standlea	8,494	*	3,534	*	4,158	*	4,960	*	4,336	*	—	—	—	—	—	—
The BWH Family Trust Dated August 3, 2011	115,135	*	47,903	*	56,363	*	67,232	*	58,772	*	—	—	—	—	—	—
The David C. Nordahl Living Trust u/d/t dated November 22, 2004	324,193	1.2	24,193	*	24,193	*	300,000	1.2	300,000	1.2	—	—	—	—	—	—
The Phillips Family Trust	47,373	*	5,867	*	6,000	*	41,506	*	41,373	*	—	—	—	—	—	—
522 Fifth Avenue Fund, L.P.(6)(11)	19,891	*	8,276	*	9,737	*	11,615	*	10,154	*	—	—	—	—	—	—
Total	11,957,721	46.0	4,059,810	22.8	4,643,759	25.2	7,897,911	30.4	7,313,962	28.1	2,262,754	16.4	1,322,564	7.4	1,156,513	6.3

*	Indicates less than one percent.
(1)

Subject to the terms of the LLC Agreement, the LLC Units together with a corresponding number of shares of Class B common stock, which will be cancelled in the exchange, are exchangeable for, generally, at the option of The Habit Restaurants, Inc., cash or shares of our Class A common stock on a one-for-one basis. Beneficial ownership of Class A common stock reflected in the table above does not reflect beneficial ownership of LLC Units (and corresponding shares of Class B common stock) for which such shares of Class A common stock may be exchanged.

(2)

Includes the voting power of each owner based on the voting power held through both the owners’ Class A common Stock and Class B common stock. Represents percentage of voting power of the Class A common stock and Class B common stock of The Habit Restaurants, Inc. voting together as a single class. Each holder of LLC Units (other than The Habit Restaurants, Inc. and its wholly-owned subsidiaries) holds one corresponding share of Class B common stock for each LLC Unit held.

(3)	Mr. Bendel’s Class B shares in The Habit Restaurants, Inc. and his LLC Units are held in a custodial account for the benefit of his immediate family.

footnotes continued on following page

(4)

Does not include 2,259,754 shares of our Class A common stock and 7,685,705 shares of our Class B common stock beneficially owned by entities affiliated with KarpReilly, LLC prior to this offering. Messrs. Reilly and Karp are partners of KarpReilly, LLC and may be deemed to beneficially own the shares beneficially owned by KarpReilly, LLC. Each of Messrs. Reilly and Karp disclaim ownership of such shares except to the extent of their respective pecuniary interests therein.

(5)	Mr. Serritella’s Class B shares in The Habit Restaurants, Inc. and his LLC Units are held in a custodial account for the benefit of his immediate family.
(6)

Before giving effect to this offering (a) KarpReilly Investments, LLC (“KR Investments”) held 1,977,129 LLC Units and 1,977,129 shares of Class B common stock; (b) KarpReilly HB Co-Invest LLC (“KarpReilly HB”) held 5,708,576 LLC Units and 5,708,576 shares of Class B common stock; and (c) Habit Restaurant Co-Invest LLC (“Co-Invest LLC”) held 2,259,754 shares of Class A common stock in The Habit Restaurants, Inc. and no LLC Units. 1,989,093 of the LLC Units and 1,989,093 of the shares of Class B common stock held by KarpReilly HB represent its beneficial ownership of LLC Units and Class B common stock held directly by PEG U.S. Direct Corporate Finance Institutional Investors III LLC, a Delaware limited liability company (“PEG Direct”) and 522 Fifth Avenue Fund, L.P., a Delaware limited partnership (“522 Fifth”). After giving effect to this offering (a) KR Investments will hold 1,154,530 LLC Units and 1,154,530 shares of Class B common stock; (b) KarpReilly HB will hold 3,333,475 LLC Units and 3,333,475 shares of Class B common stock; and (c) Co-Invest LLC will hold 1,319,564 shares of Class A common stock and no LLC Units. 1,161,514 of the LLC Units and 1,161,514 of the shares of Class B common stock held by KarpReilly HB represent its beneficial ownership of LLC Units and Class B common stock held directly by PEG Direct and 522 Fifth. Messrs. Christopher Reilly and Allan Karp may be deemed the beneficial owners of all the securities held by the entities affiliated with KarpReilly, LLC, as hereinafter described. Messrs. Reilly and Karp, as the sole managers of KarpReilly GP, LLC (“KarpReilly GP”), which is the managing member of KarpReilly HB and Co-Invest LLC, have sole voting and dispositive power over and may be deemed the beneficial owners of all of the securities of KarpReilly HB. KarpReilly GP also has voting and dispositive control over the securities of The Habit Restaurants, Inc. and The Habit Restaurants, LLC held by each of PEG Direct and 522 Fifth, and therefore Messrs. Reilly and Karp may also be deemed the beneficial owner of such securities. Additionally, Messrs. Reilly and Karp, as the sole managers of KR Investments, have sole voting and dispositive power over and may be deemed the beneficial owners of all of the securities of KR Investments. Each of Messrs. Reilly and Karp disclaim ownership of such shares except to the extent of their respective pecuniary interests therein. The principal business address of KR Investments, KarpReilly HB, and Co-Invest LLC is c/o KarpReilly, LLC, 104 Field Point Road, Greenwich, CT 06830.

(7)

Prior to this offering, Reichard Bros. Enterprises, Inc. (“RBE”) beneficially owned 1,273,965 LLC Units directly, as well as a corresponding amount of our Class B common stock. Additionally, Mr. Reichard, as president of RBE, may be deemed the beneficial owner of the 1,273,965 LLC Units beneficially owned by RBE in The Habit Restaurants, LLC directly, as well as a corresponding amount of our Class B common stock. Mr. Reichard further beneficially owns 388,490 LLC Units directly, as well as a corresponding amount of our Class B common stock. Additionally, as sole manager of Habit Founders, LLC, a California limited liability company, Mr. Reichard may be deemed to beneficially own the 448 LLC Units held by Habit Founders, LLC, as well as a corresponding amount of our Class B common stock. All such LLC Units may be exchanged, pursuant to exchange procedures detailed in the LLC Agreement, for cash or shares of Class A common stock of The Habit Restaurants, Inc., at the Issuer’s election. The principal business address of RBE and Mr. Reichard is 23 Hitchcock Way, Suite 107, Santa Barbara, CA 93105.

(8)

The information regarding AllianceBernstein LP (“AllianceBernstein”) is based solely on information included in the Schedule 13G filed by AllianceBernstein with the SEC on May 11, 2015. The Schedule 13G states that AllianceBernstein serves as a majority owned subsidiary of AXA Financial, Inc. and an indirect majority owned subsidiary of AXA SA. AllianceBernstein may be deemed to share beneficial ownership with AXA reporting persons. AllianceBernstein reported its address as 1345 Avenue of the Americas, New York, NY 10105.

(9)The

information regarding Lomas Capital Management, LLC (“Lomas Capital”) is based solely on information included in the Schedule 13G filed by Lomas Capital with the SEC on October 13, 2015. The Schedule 13G states that Lomas Capital is a registered investment advisor to certain affiliated funds that directly hold shares of our Class A common stock. Lomas Capital may be deemed to share beneficial ownership with such reporting persons. Lomas Capital reported its address as c/o Lomas Capital Management, LLC, 500 Park Avenue, 4th Floor, New York, NY 10022.

(10)The

information regarding Wells Fargo & Company (“Wells Fargo”) is based solely on information included in the Schedule 13G filed by Wells Fargo with the SEC on October 13, 2015. The Schedule 13G states that Wells Fargo filed the Schedule 13G on behalf of the following subsidiaries: Wells Capital Management Incorporated, Wells Fargo Bank, National Association, Wells Fargo Advisors, LLC and Wells Fargo Funds Management, LLC. Wells Fargo may be deemed to share beneficial ownership with these reporting persons. Wells Fargo reported its address as 420 Montgomery Street, San Francisco, CA 94104.

(11)Percentage

calculated after adding the total number of shares of Class A common stock issued upon exchange of LLC Units in connection with this offering to the existing number of shares of Class A common outstanding as of November 17, 2015.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of Class A common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

After giving effect to this offering, there will be 17,819,564 shares of our Class A common stock outstanding. Shares of Class A common stock held by our directors, executive officers and holders of a majority of our equity securities (including affiliates of KarpReilly) are subject to lock-up restrictions relating to this offering, which expire 90 days after the date of this prospectus. All of the shares of Class A common stock sold in this offering, the April 2015 Offering and the IPO are freely transferable without restriction or further registration under the Securities Act, except any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of Class A common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which we summarize below. All of these shares will be subject to lock-up agreements described below.

LLC Units held by our directors, executive officers and holders of a majority of our equity securities (including affiliates of KarpReilly, but excluding the The Habit Restaurants, Inc. and its subsidiaries) are eligible for exchange into Class A common stock. The shares of Class A common stock received in any such exchange will be subject to certain lock-up restrictions substantially similar to the lock-up restrictions that are presently applicable to the LLC Units to be exchanged for the shares of Class A common stock. These lock-up restrictions expire 90 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the agreements, as described below) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering, based on an assumed public offering price of $23.77 per share, the last reported sale price of our Class A common stock on November 17, 2015; and

•

the average weekly trading volume in our Class A common stock on Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, other stockholders owning an aggregate of 2,259,754 shares of our Class A common stock have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

In connection with the IPO and beginning 180 days after the IPO, we entered into a registration rights agreement with our Continuing LLC Owners. Pursuant to that agreement, certain Continuing LLC Owners may request registration or inclusion of shares of Class A common stock held by them in any registration of our Class A common stock in compliance with the Securities Act.

Lock-Up Agreements

Notwithstanding the availability of Rule 144, in connection with this offering, we, all of our officers, directors and holders of a majority of our equity securities (including affiliates of KarpReilly), have in each case agreed that, without the prior written consent of the representatives of the underwriters, we and they will not, during the period ending 90 days after the date of this offering:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or LLC Units or any securities convertible into or exercisable or exchangeable for shares of common stock or LLC Units; or

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or LLC Units, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain exceptions set forth in the section entitled “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF SHARES OF CLASS A COMMON STOCK

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of shares of our Class A common stock issued pursuant to this offering by “non-U.S. holders,” as defined below. This summary deals only with shares of our Class A common stock acquired by a non-U.S. holder in this offering that are held as capital assets within the meaning of Section 1221 of the Code. This summary does not address the U.S. federal income tax considerations applicable to a non-U.S. holder that is subject to special treatment under U.S. federal income tax laws, including: a dealer in securities or currencies; a financial institution; a tax-exempt organization; a non-U.S. government; an insurance company; a person holding shares of our Class A common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell our Class A common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; an entity or arrangement that is treated as a partnership or disregarded entity for U.S. federal income tax purposes; a person that received shares of our Class A common stock in connection with services provided to the company or any of its affiliates; a person whose “functional currency” is not the U.S. dollar; a “controlled foreign corporation”; or a “passive foreign investment company.”

This summary is based upon provisions of the Code, and applicable Treasury regulations promulgated or proposed thereunder, rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, or may be subject to differing interpretations, which could result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will concur with the discussion of the tax considerations set forth below, and we have not obtained, and we do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of shares of our Class A common stock. This summary does not address all aspects of U.S. federal income tax and does not address any state, local, non-U.S., gift, or estate tax considerations or any considerations relating to the alternative minimum tax or the Medicare tax on net investment income.

For purposes of this discussion, a “non-U.S. holder” is a beneficial holder of shares of our Class A common stock that is for U.S. federal income tax purposes not a partnership or disregarded entity and not (i) an individual citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or otherwise treated as a domestic corporation for U.S. federal income tax purposes); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. Any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, and any person holding shares of our Class A common stock through such a partnership, are urged to consult their own tax advisors regarding the acquisition, ownership and disposition of shares of our Class A common stock.

Non-U.S. holders of shares of our Class A common stock are urged to consult their own tax advisors concerning the tax considerations related to the acquisition, ownership and disposition of shares of our

Class A common stock in light of their particular circumstances, as well as any tax considerations relating to gift or estate taxes, the alternative minimum tax or to the Medicare tax on net investment income, and any tax considerations arising under the laws of any other jurisdiction, including any state, local and non-U.S. income and other tax laws.

Distributions

As discussed in the section entitled “Dividend Policy” above, we do not currently expect to make distributions in respect of shares of our Class A common stock. In the event that we do make a distribution of cash or property with respect to shares of our Class A common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will first constitute a return of capital and will reduce a holder’s adjusted tax basis in shares of our Class A common stock, determined on a share-per-share basis, but not below zero. Any remaining excess will be treated as capital gain and subject to the tax treatment described below in the section entitled “—Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Class A Common Stock.”

Unless dividends, if any, are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained in the United States), dividends paid to a non-U.S. holder of shares of our Class A common stock generally will be subject to U.S. federal tax (which generally will be collected through withholding) at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty). Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments generally will be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the non-U.S. holder provides a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate.

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, if dividends paid to a non-U.S. holder are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained in the United States), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or the relevant withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Any dividends paid on shares of our Class A common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and, if required by an applicable tax treaty, attributable to a permanent establishment or fixed base maintained in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Non-U.S. holders who do not timely provide us or the relevant withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a tax treaty.

If at the time a distribution is made we are not able to determine whether or not it will be treated as a dividend for U.S. federal income tax purposes (as opposed to being treated as a return of capital or capital gain), we or a financial intermediary may withhold tax on all or a portion of such distribution at the rate applicable to dividends. However, a non-U.S. holder may obtain a refund of any excess withholding by timely filing an appropriate claim for refund with the IRS.

Any distribution described in this section would also be subject to the discussion below in the section entitled “—Foreign Account Tax Compliance Act.”

Sale, Exchange, Redemption or Certain Other Taxable Dispositions of Our Class A Common Stock

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized upon a sale, exchange or other taxable disposition of shares of our Class A common stock (including a redemption, but only if the redemption would be treated as a sale or exchange rather than as a distribution for U.S. federal income tax purposes) unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained in the United States); (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for shares of our Class A common stock (the “relevant period”) and certain other conditions are met, as described below.

If the first exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax on a net basis with respect to such gain in the same manner as if such holder were a resident of the United States. In addition, if the non-U.S. holder is a corporation for U.S. federal income tax purposes, such gains may, under certain circumstances, also be subject to the branch profits tax at a rate of 30% (or at a lower rate prescribed by an applicable income tax treaty).

If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the gain from a disposition of our Class A common stock, which may be offset by capital losses allocable to U.S. sources during the taxable year of disposition (even though the non-U.S. holder is not considered a resident of the United States).

With respect to the third exception above, we believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. Because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests, there can be no assurances that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Even if we are or become a USRPHC, a non-U.S. holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of shares of our Class A common stock by reason of our status as a USRPHC so long as (i) shares of our Class A common stock continue to be regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code) during the calendar year in which such disposition occurs and (ii) such non-U.S. holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of the shares of our common stock at any time during the relevant period. If we are a USRPHC and the requirements described in clauses (i) or (ii) in the preceding sentence are not met, gain on the disposition of shares of our Class A common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Information Reporting and Backup Withholding Tax

We or a financial intermediary must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on shares of our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions, regardless of whether withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. A non-U.S. holder will generally be subject to backup withholding at the then applicable rate for dividends paid to such holder unless such holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or such other applicable form and documentation as required by the Code or the Treasury regulations) certifying under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to U.S. federal withholding tax, as described above in the section entitled “Distributions,” generally will be exempt from U.S. backup withholding.

Information reporting and, depending on the circumstances, backup withholding will apply to the payment of the proceeds of a sale or other disposition of shares of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless such holder certifies that it is not a U.S. person (as defined under the Code) and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that an appropriate claim is timely filed with the IRS.

Foreign Account Tax Compliance Act

Under legislation commonly referred to as the Foreign Account Tax Compliance Act, as modified by Treasury regulations and subject to any official interpretations thereof, any applicable intergovernmental agreement between the United States and a non-U.S. government to implement these rules and improve international tax compliance, or any fiscal or regulatory legislation or rules adopted pursuant to any such agreement (collectively, “FATCA”), a 30% withholding tax will apply to dividends on, or gross proceeds from the sale or other disposition of, shares of our Class A common stock paid to certain non-U.S. entities (including financial intermediaries) unless various information reporting and due diligence requirements, which are different from and in addition to the certification requirements described elsewhere in this discussion, have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with those entities). The withholding rules apply currently to payments of dividends on shares of our Class A common stock. The withholding rules are scheduled to apply to payments of gross proceeds from dispositions of shares of our Class A common stock beginning January 1, 2017.

Holders of shares of our Class A common stock should consult their tax advisors regarding the possible impact of FATCA on their investment in our Class A common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Piper Jaffray & Co. (“Piper Jaffray”), Robert W. Baird & Co. Incorporated (“Baird”) and Wells Fargo Securities, LLC (“Wells Fargo Securities”) are acting as the representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of our common stock set forth opposite its name below.

Underwriter	Number of Shares of Class A Common Stock
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
Wells Fargo Securities, LLC
Raymond James & Associates, Inc.
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated

Total	5,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in certain marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of Class A common stock, subject to prior sale, when, as and if sold to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Each LLC Unit is exchangeable for, generally, at the option of The Habit Restaurants, Inc., cash or shares of our Class A common stock on a one-for-one basis, and it is anticipated that, in connection with this offering, the selling stockholders will exchange 4,059,810 LLC Units for Class A common stock to be sold in this offering.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds to the selling stockholders before expenses. The information assumes either no exercise or full exercise by the underwriters of their purchase option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of Class A common stock covered by the underwriters’ purchase option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased.

The underwriters initially propose to offer part of the shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 750,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

The estimated offering expenses payable by us, exclusive of the underwriting discount and commissions, are approximately $0.9 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our shares. We have also agreed to reimburse the FINRA-related fees and expenses of the underwriters’ legal counsel (excluding blue sky fees and expenses), in an amount up to $25,000.

To our knowledge, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer except to the extent listed in the footnotes to the table contained in the “Principal and Selling Stockholders” section beginning on page 98 of this prospectus. The selling stockholders, including those who are or are affiliates of broker-dealers, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares.

No Sales of Similar Securities

We, our executive officers, members of the board of directors, and holders of a majority of our equity securities (including affiliates of KarpReilly) have agreed not to sell or transfer any shares or securities convertible into, exercisable or exchangeable for, or that represent the right to receive shares, for 90 days after the date of this prospectus without first obtaining the written consent of Piper Jaffray, Baird and Wells Fargo Securities. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, announce the intention to sell, sell or contract to sell any shares,

•	sell any option or contract to purchase any shares,

•	purchase any option or contract to sell any shares,

•	grant any option, right or warrant to purchase any shares,

•	make any short sale or otherwise transfer or dispose of any shares or transfer any shares,

•	request or demand that we file a registration statement related to the shares,

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to shares and to securities convertible into, exercisable or exchangeable for or that represent the right to receive shares.

Listing

Our Class A common stock is listed on the Nasdaq Global Market under the symbol “HABT.” Our Class B common stock is not publicly listed.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of Class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our shares. However, the underwriters may engage in transactions that stabilize the price of the shares, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ purchase option described above. The underwriters may close out any covered short position by either exercising their purchase option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option. “Naked” short sales are sales in excess of the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.

None of us, the selling stockholders or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. In addition, none of us, the selling stockholders or any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

As of October 13, 2015, certain directly or indirectly held registered broker dealer, investment advisor, and bank subsidiaries of Wells Fargo & Company, an affiliate of Wells Fargo Securities, LLC, an underwriter in this offering, held approximately 10.94% of the Company’s common stock for the benefit of third parties or in customer or fiduciary accounts in the ordinary course of their respective businesses.

Selling Restrictions

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Relevant Member State (Norway and Lichtenstein in addition to the member states of the European Union), from and including the date on which this prospectus was implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with Directive 2003/71/EC as amended by Directive 2010/73/EC (the “E.U. Prospectus Directive”), except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the E.U. Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the E.U. Prospectus Directive) as permitted under the E.U. Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the E.U. Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the E.U. Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the E.U. Prospectus Directive in that Member State. The expression “E.U. Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/E.U.

Where a claim relating to the information contained in this prospectus is brought before a court in a member state of the E.E.A. or a Relevant Member State, the claimant might, under the national legislation of that Relevant Member State, have to bear the costs of translating this prospectus or any document incorporated by reference herein before the legal proceedings are initiated. Civil liability in relation to this summary attaches to us, but only if this summary is misleading, inaccurate or inconsistent when read together with the other parts of this prospectus (including information incorporated by reference herein).

Canada

Notice to Prospective Investors in Canada. The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(b)	where no consideration is or will be given for the transfer; or

(c)	where the transfer is by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of shares.

United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (“DFSA”), a regulatory authority of the Dubai International Financial Centre (“DIFC”). This offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and Nasdaq Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

France

This prospectus (including any amendment, supplement or replacement thereto) is not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier).

This prospectus has not been and will not be submitted to the French Autorité des marchés financiers (the “AMF”) for approval in France and accordingly may not and will not be distributed to the public in France.

Pursuant to Article 211-3 of the AMF General Regulation, French residents are hereby informed that:

•	the transaction does not require a prospectus to be submitted for approval to the AMF;

•

persons or entities referred to in Point 2°, Section II of Article L.411-2 of the Monetary and Financial Code may take part in the transaction solely for their own account, as provided in Articles D. 411-1, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the Monetary and Financial Code; and

•

the financial instruments thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the Monetary and Financial Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus. This prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of our shares for their own account and undertake not to transfer, directly or indirectly, our shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP, New York, New York. Gibson, Dunn & Crutcher LLP, Irvine, California, is acting as counsel to the underwriters. Gibson Dunn & Crutcher LLP has from time to time represented and may continue to represent, The Habit Restaurants, LLC, The Habit Restaurants, Inc. and certain of their affiliates in connection with various legal matters.

EXPERTS

The consolidated financial statements of The Habit Restaurants, Inc. at December 31, 2013 and December 30, 2014, and for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, have been included and incorporated by reference herein in reliance upon the reports of Moss Adams LLP, independent registered public accounting firm, included and incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

We “incorporate by reference” certain documents we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering, or in any other document we subsequently file with the SEC that also is incorporated by reference in this prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 30, 2014, filed with the SEC on March 12, 2015;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 1, 2015;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on August 6, 2015;

•	our Quarterly Report on Form 10-Q for the quarter ended September 29, 2015, filed with the SEC on November 5, 2015;

•	our Current Reports on Form 8-K filed with the SEC on April 16, 2015, May 1, 2015, June 24, 2015, July 2, 2015 and September 28, 2015;

•	our Definitive Proxy Statement filed with the SEC on May 12, 2015, as amended and supplemented by the additional definitive proxy soliciting materials filed with the SEC on May 12, 2015; and

•

the description of our Class A common stock as set forth in our registration statement on Form 8-A (File No. 001-36749), filed with the SEC on November 17, 2014, pursuant to Section 12(b) of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating such description.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” or may in the future “furnish” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

The Habit Restaurants, Inc.

17320 Red Hill Avenue

Suite 140

Irvine, CA 92614

We also make the documents listed above available without charge through the Investor Relations Section of our website at www.habitburger.com. The contents of this website is not incorporated into this prospectus and our references to a URL for this website is intended to be an inactive textual reference only.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the shares of our Class A common stock, reference is made to the registration statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov.

THE HABIT RESTAURANTS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets at December 30, 2014 and September 29, 2015	F-2

Condensed Consolidated Statements of Income for the 13 weeks ended September 30, 2014 and September 29, 2015 and the 39 weeks ended September 30, 2014 and September 29, 2015	F-3

Condensed Consolidated Statement of Changes in Stockholders’ Equity for the 39 weeks ended September 29, 2015	F-4

Condensed Consolidated Statements of Cash Flows for the 39 weeks ended September 30, 2014 and September 29, 2015	F-5

Notes to Condensed Consolidated Financial Statements	F-6

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-17

Consolidated Balance Sheets at December 31, 2013 and December 30, 2014	F-18

Consolidated Statements of Income for the years ended December 25, 2012, December 31, 2013 and December 30, 2014	F-19

Consolidated Statement of Changes in Members’/Stockholders’ Equity (Deficit) for years ended December 25, 2012, December 31, 2013 and December 30, 2014	F-20

Consolidated Statements of Cash Flows for the years ended December 25, 2012, December 31, 2013 and December 30, 2014	F-21

Notes to Consolidated Financial Statements	F-22

THE HABIT RESTAURANTS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 30, 2014	September 29, 2015
(in thousands, except share data)		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$49,469	$51,755
Accounts receivable	3,187	4,772
Inventory	909	1,063
Prepaid expenses	1,117	2,964
Deferred tax assets	528	—

Total current assets	55,210	60,554
Property and equipment, net	65,668	75,114
Tradenames	12,500	12,500
Goodwill	9,967	9,967
Deposits and other assets, net	1,441	2,119
Deferred tax assets	13,836	95,726

Total long-term assets	103,412	195,426

Total assets	$158,622	$255,980

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,036	$8,225
Employee-related accruals	3,617	6,304
Accrued expenses	4,218	5,377
Income tax payable	191	97
Sales taxes payable	1,633	1,885
Deferred tax liabilities	—	66
Deferred rent	383	608
Deferred franchise income	55	270

Total current liabilities	17,133	22,832
Deferred rent	8,461	11,810
Deemed landlord financing	2,478	2,449
Deferred franchise income	895	670
Amounts payable under Tax Receivable Agreement	12,698	88,091

Total liabilities	41,665	125,852
Commitments and contingencies
Stockholders’ equity
Class A common stock, par value $0.01 per share; 70,000,000 shares authorized and 13,759,754 shares issued and outstanding at September 29, 2015 and 8,974,550 shares issued and outstanding at December 30, 2014.	90	138
Class B common stock, par value $0.01 per share; 70,000,000 shares authorized and 12,241,482 shares issued and outstanding at September 29, 2015 and 17,028,204 shares issued and outstanding at December 30, 2014.	170	122
Additional paid-in capital	41,317	71,276
Retained earnings (deficit)	(32)	2,246

The Habit Restaurants, Inc. stockholders’ equity	41,545	73,782
Non-controlling interests	75,412	56,346

Total stockholders’ equity	116,957	130,128

Total liabilities and stockholders’ equity	$158,622	$255,980

See notes to condensed consolidated financial statements (unaudited).

THE HABIT RESTAURANTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	13 Weeks Ended		39 Weeks Ended
	September 30, 2014	September 29, 2015	September 30, 2014	September 29, 2015
(amounts in thousands except share and per share data)
Revenue	$46,996	$58,648	$126,266	$169,961
Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper cost	15,754	18,725	41,928	54,754
Labor and related expenses	13,809	18,292	37,362	51,666
Occupancy and other operating expenses	7,159	9,117	19,485	25,722
General and administrative expenses	4,709	6,104	12,129	17,026
Offering related expenses	445	83	445	1,217
Depreciation and amortization expense	2,160	2,836	5,991	8,163
Pre-opening costs	494	635	1,147	1,342
Loss on disposal of assets	76	25	115	58

Total operating expenses	44,606	55,817	118,602	159,948

Income from operations	2,390	2,831	7,664	10,013
Other expenses
Interest expense, net	279	110	756	342

Income before income taxes	2,111	2,721	6,908	9,671
Provision for income taxes	—	522	—	2,089

Net income	$2,111	$2,199	$6,908	$7,582
Less: net income attributable to non-controlling interests	(2,111)	(1,281)	(6,908)	(5,304)

Net income attributable to The Habit Restaurants, Inc.	$—	$918	$—	$2,278

Net income attributable to The Habit Restaurants, Inc. per share Class A common stock:
Basic	$—	0.07	$—	0.19
Diluted	$—	0.07	$—	0.19
Weighted average shares of Class A common stock outstanding:
Basic	—	13,759,754	—	12,006,932
Diluted	—	13,762,934	—	12,013,810

See notes to condensed consolidated financial statements (unaudited).

THE HABIT RESTAURANTS, INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

	Common Stock A		Common Stock B
(amounts in thousands except share data)	Shares	Amounts	Shares	Amounts	Additional Paid- in Capital	Retained Earnings (deficit)	Non-controlling Interests	Total
Stockholders’ equity (deficit) at December 30, 2014	8,974,550	$90	17,028,204	$170	$41,317	$(32)	$75,412	$116,957
Net income	—	—	—	—	—	2,278	5,304	7,582
Deferred tax assets	—	—	—	—	7,992	—	—	7,992
Tax distributions	—	—	—	—	—	—	(3,038)	(3,038)
Other distributions	—	—	—	—	—	—	(217)	(217)
Follow-on offering	4,785,204	48	(4,785,204)	(48)	—	—	—	—
Non-controlling interests adjustment	—	—	—	—	21,946	—	(21,946)	—
Forfeiture of Class B common stock	—	—	(1,518)	—	—	—	—	—
Stock-based compensation	—	—	—	—	21	—	831	852

Stockholders’ equity at September 29, 2015	13,759,754	$138	12,241,482	$122	$71,276	$2,246	$56,346	$130,128

See notes to condensed consolidated financial statements (unaudited).

THE HABIT RESTAURANTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	39 Weeks Ended
(amounts in thousands)	September 30, 2014	September 29, 2015
Cash flows from operating activities:
Net income	$6,908	$7,582
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	5,991	8,163
Amortization of financing fees	115	31
Stock-based compensation	304	852
Loss on disposal of assets	115	58
Deferred income taxes	—	2,089
Deferred rent	206	184
Changes in assets and liabilities:
Accounts receivable	1,076	1,678
Inventory	(100)	(154)
Prepaid expenses	(611)	(1,847)
Deposits and other assets	(737)	(710)
Accounts payable	1,683	1,640
Employee-related accruals	1,758	2,686
Accrued expenses	795	2,204
Income taxes payable	—	(92)
Sales taxes payable	357	252

Net cash provided by operating activities	17,860	24,616
Cash flows from investing activities:
Purchase of property and equipment	(14,935)	(19,046)

Net cash used in investing activities	(14,935)	(19,046)

Cash flows from financing activities:
Proceeds from exercise of stock options	111	—
Tax distributions to LLC members	(530)	(3,038)
Other distributions to LLC members	—	(217)
Payments on deemed landlord financing	(19)	(29)
Borrowings on long-term debt	1,000	—
Financing fees on long-term debt	(5)	—
Principal payments on long-term debt	(1,343)	—

Net cash used in financing activities	(786)	(3,284)

Net change in cash and cash equivalents	2,139	2,286
Cash and cash equivalents, beginning of period	122	49,469

Cash and cash equivalents, end of period	$2,261	$51,755

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$622	$62

Cash paid for income taxes	$—	$94

NON-CASH FINANCING
Unpaid purchase of property and equipment	$3,416	$1,380

See notes to condensed consolidated financial statements (unaudited).

THE HABIT RESTAURANTS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1—Nature of Operations and Basis of Presentation

The condensed consolidated financial statements of The Habit Restaurants, Inc. include the accounts of The Habit Restaurants, LLC and its wholly-owned subsidiary (collectively the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation. The Habit Restaurants, Inc. was formed as a Delaware corporation on July 24, 2014, as a holding company for the purposes of facilitating an initial public offering (the “IPO”) of shares of common stock. The Company acquired, by merger, entities that were members of The Habit Restaurants, LLC. The Company accounted for the merger as a non-substantive transaction in a manner similar to a transaction between entities under common control pursuant to Accounting Standards Codification (“ASC”) ASC 805-50 Transactions between Entities under Common Control, and as such, recognized the assets and liabilities transferred at their carrying amounts on the date of transfer. The Company is a holding company with no direct operations that holds as its principal assets an equity interest in The Habit Restaurants, LLC and shares of subsidiaries, each of which in turn holds as its principal asset an equity interest in The Habit Restaurants, LLC, and relies on The Habit Restaurants, LLC to provide the Company with funds necessary to meet any financial obligations. As such, the Company has no independent means of generating revenue. Our condensed consolidated financial statements for periods prior to the IPO represent the historical operating results and financial position of The Habit Restaurants, LLC.

In November 2014, the Company completed its initial public offering of 5,750,000 shares of Class A common stock, for net proceeds of $92.3 million. In April 2015, the Company completed a follow-on offering of 5,750,000 shares of Class A common stock at a price of $30.96 per share. As part of the follow-on offering, 4,785,204 common units in The Habit Restaurants, LLC (“LLC Units”), with a corresponding number of shares of Class B common stock, were exchanged and cancelled for shares of Class A common stock that were then sold on the open market. All of the shares in the offering were offered by selling stockholders, the Company did not receive any proceeds from the offering. The selling stockholders received net proceeds of approximately $170.9 million, after deducting underwriting discounts and commissions. The Company bore the costs, other than underwriting and commissions, associated with the sale of shares by the selling stockholders. Upon completion of this follow-on offering:

•	the public shareholders collectively owned 11,500,000 shares of our Class A common stock and collectively had 44.2% of the voting power in The Habit Restaurants, Inc.;

•

the existing owners of The Habit Restaurants, LLC (the “Continuing LLC Owners”) collectively held 12,243,000 LLC Units in The Habit Restaurants, LLC, representing 47.1% of the economic interest in The Habit Restaurants, LLC;

•	one or more historic investors collectively held 8.7% voting power in The Habit Restaurants, Inc.; and

•

affiliates of KarpReilly, LLC (“KarpReilly”), beneficially owned approximately 16.4% of our outstanding Class A common stock and 62.8% of our outstanding Class B common stock, which aggregated to 38.2% of our voting power. Upon the completion of the follow-on offering, because affiliates of KarpReilly collectively owned less than 50% of the total voting power of our common stock, the company was no longer a “controlled company” within the meaning of the Nasdaq listing standards.

•

The Habit Restaurants, Inc. directly or indirectly held 13,759,754 LLC Units, representing 52.9% of the economic interest in The Habit Restaurants, LLC, and exercises exclusive control over The Habit Restaurants, LLC, as its sole managing member.

In connection with the reorganization and the Company’s initial public offering (“IPO”), the Habit Restaurants, LLC limited liability company agreement (the “LLC Agreement”) was amended and restated to, among other things, create a single new class of non-voting LLC Units. The existing owners of The Habit Restaurants, LLC continue to hold LLC Units, and such existing owners (other than The Habit Restaurants, Inc. and its wholly-owned subsidiaries) were issued a number of shares of our Class B common stock equal to the number of LLC Units held by them. These LLC Units and corresponding Class B common stock continue to be subject to any vesting, forfeiture, repurchase or similar provisions pursuant to the Pre-IPO agreement. Each share of Class B common stock provides its holder with no economic rights but entitles the holder to one vote on matters presented to The Habit Restaurants, Inc.’s stockholders. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. The Class B common stock is not publicly traded and does not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of The Habit Restaurants, Inc.

As the sole managing member of The Habit Restaurants, LLC, the Company has the right to determine when distributions will be made to the unit holders of The Habit Restaurants, LLC, and the amount of any such distributions (in each case subject to the requirements with respect to the tax distributions described below). If The Habit Restaurants, Inc. authorizes a distribution, such distribution will be made to the unit holders of The Habit Restaurants, LLC, including The Habit Restaurants, Inc., pro rata in accordance with their respective ownership of the LLC Units (other than, for clarity, certain non-pro rata distributions to us to satisfy certain of our obligations). Notwithstanding the foregoing, The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for certain expenses incurred by The Habit Restaurants, Inc. The Company also entered into a tax receivable agreement (“TRA”).

The Habit Restaurants, LLC is treated by its members as a partnership for federal and applicable state income tax purposes and, as such, generally is not expected to be subject to income tax (except that it may be required to withhold and remit tax as a withholding agent). Instead, taxable income is allocated to holders of LLC Units, including the Company. Accordingly, the Company incurs income taxes on its allocable share of any net taxable income of The Habit Restaurants, LLC and also incurs expenses related to its operations. Pursuant to the LLC Agreement, The Habit Restaurants, LLC is required to make tax distributions to the holders of LLC Units, except that The Habit Restaurants, LLC’s ability to make such distributions may be subject to various limitations and restrictions, including the operating results of its subsidiaries, its cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members, compliance by The Habit Restaurants, LLC and its subsidiaries with restrictions, covenants and financial ratios related to existing or future indebtedness, and other agreements entered into by The Habit Restaurants, LLC or its subsidiaries with third parties. In addition to tax expenses, The Habit Restaurants, Inc. will incur expenses related to its operations, plus payments under the TRA, which the Company expects will be significant. The Company intends to cause The Habit Restaurants, LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow The Habit Restaurants, Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA. Under the terms of the Company’s LLC Agreement, no member shall be obligated personally for any debt, obligation, or liability of the Company.

The Company is headquartered in Irvine, California, and, as of September 29, 2015, managed and operated 124 fast casual restaurants as “The Habit Burger Grill” in California, Arizona, Utah, New Jersey and Florida. The restaurant’s menu includes charbroiled hamburgers, specialty sandwiches, fresh salads, and shakes and malts.

Additionally, with the formation of its wholly-owned subsidiary in February 2013, HBG Franchise, LLC (“Franchise”), the Company began franchising its restaurant concept. Franchise was organized as a

Delaware limited liability company and its future operations are dependent upon the success of the Company’s restaurant concept. The Company has entered into three licensing and three franchise agreements through September 29, 2015. The Company has three licensed locations and one franchise location as of September 29, 2015.

The accompanying condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States (“GAAP”) for complete financial statements. It is the Company’s opinion that all adjustments considered necessary for the fair presentation of its results of operations, financial position, and cash flows for the periods presented have been included and are of a normal, recurring nature. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 30, 2014, included in our annual report on Form 10-K. The Company uses a 52 or 53-week fiscal year ending on the last Tuesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations. In a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Fiscal year 2014, which ended on December 30, 2014, was a 52-week fiscal year. Fiscal year 2015 is a 52-week fiscal year.

Note 2—Summary of Significant Accounting Policies

Use of estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications—Certain comparative prior year amounts in the condensed consolidated financial statements and accompanying notes have been reclassified to conform to the current year presentation. These reclassifications have no effect on previously-reported net income, earnings per share, or stockholders’ equity.

Concentration of credit risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. At September 29, 2015, the Company maintained approximately $9 million of its day-to-day operating cash balances with a major financial institution. The remaining $43 million is invested with a major financial institution and consists entirely of U.S. Treasury instruments with a maturity of three months or less at the date of purchase. The Company had no investments in U.S. Treasury instruments at December 30, 2014. At September 29, 2015 and December 30, 2014 and at various times during the periods then ended, cash and cash equivalents balances were in excess of Federal Depository Insurance Corporation insured limits. While the Company monitors the cash balances in its operating accounts on a daily basis and adjusts the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Fair value measurements—The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and all other current liabilities approximate fair values due to the short maturities of these instruments.

Income taxes—The Company records a tax provision for the anticipated tax consequences of the reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company may record a valuation allowance, if conditions are applicable, to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Non-controlling interests—The non-controlling interests on the condensed consolidated statements of income represents the portion of earnings or loss attributable to the economic interest in the Company’s subsidiary, The Habit Restaurants, LLC, held by the non-controlling LLC Unit holders. Non-controlling interests on the condensed consolidated balance sheet represents the portion of net assets of the Company attributable to the non-controlling LLC Unit holders, based on the portion of the LLC Units owned by such unit holders. There was no non-controlling interest for the 39 weeks ended September 30, 2014 because the Company operated as The Habit Restaurants, LLC during that period. As of September 29, 2015 and December 30, 2014, the non-controlling interest was 47.1% and 65.5%, respectively. The percentages calculated below represent the average non-controlling interests ownership during the periods stated.

Net income attributable to non-controlling interests is computed as follows (dollar amounts in thousands):

	13 Weeks Ended September 29, 2015	39 Weeks Ended September 29, 2015
Income before income taxes	$2,721	$9,671
Non-controlling interests ownership percentage	47.1%	54.8%
Net income attributable to non-controlling interests	$1,281	$5,304

Earnings per Share—Basic earnings per share (“basic EPS”) is computed by dividing net income attributable to The Habit Restaurants, Inc. by the weighted average number of shares outstanding for the reporting period. Diluted earnings per share (“diluted EPS”) gives effect during the reporting period to all dilutive potential shares outstanding resulting from employee stock-based awards. The following table sets forth the calculation of basic and diluted earnings per share for the 13 and 39 week periods ended September 29, 2015:

(amounts in thousands, except share and per share data)	13 Weeks Ended September 29, 2015	39 Weeks Ended September 29, 2015
Numerator:
Net income attributable to controlling and non-controlling interests	$2,199	$7,582
Less: net income attributable to non-controlling interests	$(1,281)	$(5,304)

Net income attributable to The Habit Restaurants, Inc.	$918	$2,278

Denominator:
Weighted average shares of Class A common stock outstanding
Basic	13,759,754	12,006,932
Diluted	13,762,934	12,013,810
Net income attributable to The Habit Restaurants, Inc. per share Class A common stock
Basic	$0.07	$0.19
Diluted	$0.07	$0.19
Below is a reconciliation of basic and diluted share counts
Basic	13,759,754	12,006,932
Dilutive effect of stock options	3,180	6,878

Diluted	13,762,934	12,013,810

The Company’s Class B common stock represent voting interests and do not participate in the earnings of the Company. Accordingly, there is no earnings per share related to the Company’s Class B common stock. Diluted earnings per share of Class A common stock is computed similarly to basic earnings per share except the weighted average shares outstanding are increased to include additional shares from the assumed exercise of any common stock equivalents using the treasury method, if dilutive. The Company’s LLC Units are considered common stock equivalents for this purpose. The number of additional shares of Class A common stock related to these common stock equivalents is calculated using the if converted method. The potential impact of the exchange of the 12,241,482 LLC Units on the diluted EPS had no impact and were therefore excluded from the calculation.

The Company completed its IPO on November 25, 2014. Since that date, the Company has consolidated its results into the results of The Habit Restaurants, LLC. As a result, only the net income attributable to the Company’s controlling interest from the period subsequent to the IPO is considered in the earnings per share calculation.

As of September 29, 2015, there were 2,525,275 options authorized under our 2014 Omnibus Incentive Plan of which 218,186 had been granted as of September 29, 2015. The number of dilutive shares of Class A common stock related to these options was calculated using the treasury stock method.

Recent Accounting Pronouncements—In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, which requires entities to measure inventory at the lower of cost and net realizable value (“NRV”). ASU 2015-11 defines NRV as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU will not apply to inventories that are measured by using either the last-in, first-out method or the retail inventory method. The guidance in ASU 2015-11 is effective prospectively for fiscal years beginning after December 15, 2016, and interim periods therein. Early adoption is permitted. Upon transition, entities must disclose the nature of and reason for the accounting change. The adoption of ASU 2015-11 is not expected to have a material impact on our consolidated financial position or results of operations.

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-02, “Consolidation: Amendments to the Consolidation Analysis.” This update improves targeted areas of the consolidation guidance and reduces the number of consolidation models. This update is effective for annual and interim periods in fiscal years beginning after December 15, 2015, with early adoption permitted. The adoption of ASU 2015-02 is not expected to have a material impact on our consolidated financial position or results of operations.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The FASB has approved a one year deferral of this standard, and this pronouncement is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. Accordingly, the Company will adopt this ASU on December 27, 2017. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact of the adoption of this standard on its consolidated results of operation and financial position, as well as which transition approach to use.

Note 3—Fair Value Measurements

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The fair values of the Company’s investments in marketable securities are based on quoted prices in active markets for identical assets. The fair value of the investments in marketable securities at September 29, 2015 was $43.0 million and the Company classified such investments as Level 1. There were no investments at December 30, 2014.

Note 4—Property and Equipment, net

Property and equipment consists of the following (amounts in thousands):

	December 30, 2014	September 29, 2015
Leasehold improvements	$44,779	$51,786
Equipment	22,125	25,660
Furniture and fixtures	14,945	16,609
Buildings under deemed landlord financing	2,548	2,548
Smallwares	831	967
Vehicles	686	926
Construction in progress	3,469	8,259

	89,383	106,755
Less: Accumulated depreciation and amortization	(23,715)	(31,641)

	$65,668	$75,114

Depreciation expense was approximately $2,160,000 and $2,836,000 and $5,991,000 and $8,163,000 for the 13 and 39 weeks ended September 30, 2014 and September 29, 2015, respectively.

As a result of the application of build-to-suit lease guidance contained in ASC 840-40-55, the Company has determined that it is the accounting owner of a total of seven buildings under deemed landlord financing as of December 30, 2014 and September 29, 2015, and are included in the Company’s property and equipment. Included in the buildings under deemed landlord financing is the estimated construction costs of the landlord for the shell building.

Note 5—Income Taxes

The Habit Restaurants, Inc. is subject to U.S. federal and state income taxation on its allocable portion of the income of The Habit Restaurants, LLC. The “Provision for income taxes” in the accompanying condensed consolidated statements of income for the 13 and 39 weeks ended September 29, 2015 is based on an estimate of the Company’s annualized effective income tax rate. The Company’s effective tax rate includes a rate benefit attributable to the fact that the Company’s subsidiary, The Habit Restaurants, LLC, operates as a limited liability company which is not itself subject to federal income tax. Accordingly, the portion of the Company’s subsidiary earnings attributable to the non-controlling interests are subject to tax when reported as a component of the non-controlling interests’ taxable income.

As a result of the recapitalization and the IPO that occurred in the fiscal year ended 2014, the portion of The Habit Restaurants, LLC’s income attributable to The Habit Restaurants Inc. is now subject to U.S. federal, state and local income taxes and is taxed at the prevailing corporate tax rates. The income tax provision reflects a tax rate of 19.18% and 21.60% for the 13 and 39 weeks ended September 29, 2015, respectively. The effective tax rate varies significantly from the federal statutory rate due to the income attributable to the non-controlling interests which is not taxed at the entity level. The income tax provision would reflect an effective tax rate of 45.7% for both of the 13 and 39 week periods ended September 29, 2015, respectively, if all of the income was taxed at Habit Restaurants, Inc. and the impact of the non-controlling interests was disregarded. Prior to July 24, 2014, The Habit Restaurants, LLC had not been subject to U.S. federal income taxes as it is organized as a limited liability company, and is treated as a partnership for federal and state income tax purposes, and therefore, there was no provision in the 13 and 39 weeks ended September 30, 2014.

The Habit Restaurants, Inc. files, income tax returns in the U.S. federal jurisdiction and various state jurisdictions and such filings include an amount from The Habit Restaurants, LLC earnings based upon the Company’s ownership. The federal statute of limitations for the Company’s subsidiaries remain open for the tax years 2008 and forward as a result of net operating losses generated within those years. The statute of limitations for state and local jurisdictions generally remain open for tax years 2010 and forward.

Tax Receivable Agreement

In connection with the IPO that occurred in the fiscal year ended 2014, the Company entered into a Tax Receivable Agreement (“TRA”). Under the TRA, the Company generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that the Company actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes created as a result of the IPO and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with the Company of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. generally will retain 15% of the applicable tax savings. The amount payable to the Continuing LLC Owners under the TRA is disclosed on the Company’s balance sheet. In addition, the TRA provides for interest, at a rate equal to one year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA. To the extent that the Company is unable to timely make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on the Company or any of our subsidiaries by a debt agreement in effect on the date of the IPO). The Company’s ability to make payments under the TRA and to pay its tax liabilities to taxing authorities generally will depend on our receipt of cash distributions from The Habit Restaurants, LLC.

Pursuant to the LLC Agreement, the Continuing LLC Owners will have the right, from and after the expiration of the lock-up agreements described below, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which will be cancelled in connection with any such exchange) for, at the option of The Habit Restaurants, Inc. (such determination to be made by the disinterested members of our board of directors), (i) cash consideration (calculated based on the volume-weighted average price of the Class A common stock of The Habit Restaurants, Inc., as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of The Habit Restaurants, Inc. for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. These exchanges are expected to result in increases in the tax basis of the assets of The Habit Restaurants, LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that The Habit Restaurants, Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

If the IRS or a state or local taxing authority challenges the tax basis adjustments that give rise to payments under the TRA and the tax basis adjustments are subsequently disallowed, the recipients of payments under the agreement will not reimburse us for any payments the Company previously made to them. Any such disallowance would be taken into account in determining future payments under the TRA and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments are disallowed, the Company’s payments under the TRA could exceed its actual tax savings, and the Company may not be able to recoup payments under the TRA that were calculated on the assumption that the disallowed tax savings were available.

The TRA provides that (i) in the event that the Company materially breach the TRA, (ii) if, at any time, the Company elects an early termination of the TRA, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, the Company’s (or our successor’s) obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that the Company would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA. The Company’s payment obligations under the TRA with respect to interests in The Habit Restaurants, LLC treated as sold for U.S. federal income tax purposes to the Company in connection with the IPO are calculated based on the IPO price of our Class A common stock net of underwriting discounts.

As a result of the foregoing, (i) the Company could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings the Company realizes in respect of the tax attributes subject to the agreements and (ii) the Company may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any of such benefits are ever realized. In these situations, the Company’s obligations under the TRA could have a substantial negative impact on its liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that the Company will be able to finance its obligations under the TRA in a manner that does not adversely affect its working capital and growth requirements.

Payments under the TRA are intended to be treated as additional consideration for the applicable interests in The Habit Restaurants, LLC treated as sold or exchanged (as determined for U.S. federal income tax purposes) to or with the Company, except with respect to certain actual or imputed interest amounts payable under the TRA.

As of September 29, 2015, the Company recorded a liability of $88,091,000, representing the payments due to the Continuing LLC Owners under the TRA. The increase in the TRA liability during the 39 weeks ended September 29, 2015 is a result of the follow-on offering that was completed in April 2015. As of September 29, 2015, the Company estimates that it will not have an amount payable pursuant to the TRA within the next 12-month period.

Payments are due under the TRA for a given year if the Company has a net realized tax benefit. The realized tax benefit is intended to measure the decrease or increase in the actual tax liability of the Company attributable to the tax benefits defined in the TRA (i.e., basis adjustments and imputed interest), using a “with and without” methodology. Payments are anticipated to be made under the TRA for approximately 20-25 years, with the first potential payment becoming due after the filing of the Company’s 2015 federal income tax return, which will be due on September 15, 2016 (including extensions). The payments are to be made in accordance with the terms of the TRA. The Company shall pay or cause to be paid within five business days after the obligations became due (i.e. payable within 95-125 calendar days after the due date of the federal income tax return (taking into account valid extensions) dependent upon the type of holder of the TRA). The timing of the payments are subject to certain contingencies including whether the Company will have sufficient taxable income to utilize all of the tax benefits defined in the TRA.

Obligations pursuant to the TRA are obligations of the Company. They do not impact the non-controlling interest. These obligations are not income tax obligations and have no impact on the tax provision or the allocation of taxes.

Note 6—Long-Term Debt

On July 23, 2014, the Company refinanced its long-term debt with California Bank & Trust into a $35 million Credit Facility (“Credit Facility”) that matures on July 23, 2017. Term debt of $11.1 million outstanding at the time of the refinancing became the initial borrowings under the Credit Facility. All borrowings under the Credit Facility generally bear interest at a variable rate based upon the Company’s election, of (i) the base rate plus, or (ii) LIBOR, plus, in either case, an applicable margin based on certain financial results of the Company (as defined in the Credit Facility agreement). The Company’s Credit Facility also requires payment for commitment fees that accrue on the daily unused commitment of the lender at 0.25% per annum, payable quarterly. This Credit Facility was paid down in November 2014 with a portion of the net proceeds from the IPO. As of September 29, 2015, there were no borrowings outstanding against the Credit Facility.

The long-term debt is secured by all the assets of the Company and the Company must comply with certain financial covenants. The long-term debt contains customary representations, warranties, negative and affirmative covenants, including a funded debt to EBITDA ratio of 2.00 to 1.00, a fixed charge coverage ratio of 1.25 to 1.00 and a requirement that EBITDA must be greater than zero for 75% or more of all restaurants open at least six months. As of September 29, 2015, the Company was in compliance with all covenants.

Note 7—Commitments and Contingencies

Future commitments—The Company’s growth strategy includes new restaurant openings during fiscal year 2015 and beyond. In connection with the build out of the restaurants, the Company may be obligated for a portion of the start-up and/or construction costs. As of September 29, 2015, the Company had approximately $7.1 million in such commitments related to new restaurants.

Litigation—The Company is involved in various claims and legal actions that arise in the ordinary course of business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s consolidated financial position, results of operations, liquidity and capital resources. A significant increase in the number of litigated claims or an increase in amounts owing under successfully litigated claims could materially adversely affect the Company’s business, financial condition, results of operations, and cash flows.

Note 8—Management Incentive Plans

2014 Omnibus Incentive Plan

Prior to the completion of the Company’s IPO, the board of directors adopted The Habit Restaurants, Inc. 2014 Omnibus Incentive Plan (the “2014 Omnibus Incentive Plan”) and, subsequent to the IPO, all equity-based awards will be granted under the 2014 Omnibus Incentive Plan. The 2014 Omnibus Incentive Plan will also permit grants of cash bonuses beginning in fiscal year 2015. This plan authorizes 2,525,275 total options and restricted stock units. No awards may be granted under the plan after November 19, 2024.

The purpose of the 2014 Omnibus Incentive Plan is to advance the Company’s interests by providing for the grant to eligible individuals of equity-based and other incentive awards.

The 2014 Omnibus Incentive Plan will be administered by our board of directors or a committee of our board of directors (the “Administrator”). The Administrator will have the authority to, among other things, interpret the 2014 Omnibus Incentive Plan, determine eligibility for, grant and determine the terms of awards under the 2014 Omnibus Incentive Plan, and to do all things necessary to carry out the purposes of the 2014 Omnibus Incentive Plan. The Administrator’s determinations under the 2014 Omnibus Incentive Plan will be conclusive and binding.

Compensation expense related to incentive stock options issued under the 2014 Omnibus Incentive Plan was $140,000 and $238,000 for the 13 and 39 weeks ended September 29, 2015, respectively, and is included in general and administrative expenses on the accompanying condensed consolidated statements of income.

Non-Qualified Stock Options:

The following table sets forth information about the fair value of the non-qualified stock option grants on the date of grant using the Black-Scholes option-pricing model and the weighted average assumptions used for such a grant for the 39 weeks ended September 29, 2015:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding and expected to vest at December 30, 2014	16,666	$18.00
Granted	148,594	$32.12
Forfeited	(1,000)	$32.32
Exercised	—

Outstanding and expected to vest at September 29, 2015	164,260	$30.69	9.53	$—

Exercisable at September 29, 2015	—

The aggregate intrinsic value in the table above is obtained by subtracting the weighted average exercise price from the estimated fair value of the underlying common stock as of September 29, 2015 and multiplying this result by the related number of options outstanding and expected to vest at September 29, 2015. The estimated fair value of the common stock as of September 29, 2015 used in the above calculation was $22.01 per share, the closing price of the Company’s common stock on September 29, 2015, the last trading day of the third quarter.

There was approximately $1.1 million of total unrecognized compensation costs related to options granted under the Plan as of September 29, 2015. That cost is expected to be recognized over a weighted average period of 4.6 years.

Restricted Stock Units:

A summary of stock-based compensation activity related to restricted stock units for the 39 weeks ended September 29, 2015 are as follows:

	Units	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding and expected to vest at December 30, 2014	—
Granted	52,926	$32.04
Forfeited	(500)	$32.32
Vested	—

Outstanding and expected to vest at September 29, 2015	52,426	$32.04	9.59	$—

The aggregate intrinsic value in the table above is obtained by subtracting the weighted average fair value at grant date from the estimated fair value of the underlying common stock as of September 29, 2015 and multiplying this result by the related number of units outstanding and expected to vest at September 29, 2015. The estimated fair value of the common stock as of September 29, 2015 used in the above calculation was $22.01 per share, the closing price of the Company’s common stock on September 29, 2015, the last trading day of the third quarter.

The fair value of the restricted stock units is the quoted market value of our common stock on the date of grant. As of September 29, 2015, total unrecognized stock-based compensation expense related to non-vested restricted stock units was approximately $1.5 million. That cost is expected to be recognized over a weighted average period of 4.7 years.

The stock-based compensation expense related to units issued under The Habit Restaurants, LLC Management Incentive Plan for the 13 and 39 weeks ended September 30, 2014 and September 29, 2015 amounted to $193,000 and $202,000 and $304,000 and $613,000, respectively, and is included in general and administrative expenses on the accompanying condensed consolidated statements of income. In connection with the IPO, the Company converted all of the outstanding vested and unvested Class C units with an equivalent amount of vested and unvested LLC Units of The Habit Restaurants, LLC, respectively. As of September 29, 2015 there was approximately $2.7 million of total unrecognized stock-based compensation expense related to these units. That cost is expected to be recognized over a weighted average period of 2.6 years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

The Habit Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of The Habit Restaurants, Inc. (the “Company”) as of December 31, 2013 and December 30, 2014, the related consolidated statements of income, members’ / shareholders’ equity, and cash flows for each of the three years in the period ended December 30, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Habit Restaurants, Inc. as of December 31, 2013 and December 30, 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Los Angeles, California

March 11, 2015

THE HABIT RESTAURANTS, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

	Fiscal Year Ended
(in thousands, except share data)	December 31, 2013	December 30, 2014
Current assets
Cash and cash equivalents	$122	$49,469
Accounts receivable	2,204	3,187
Inventory	686	929
Prepaid expenses	1,315	1,117
Deferred tax assets	—	528

Total current assets	4,327	55,230

Property and equipment, net	50,076	65,668

Other assets
Tradenames	12,500	12,500
Goodwill	9,967	9,967
Deposits	909	1,314
Deferred tax assets	—	13,836
Other assets, net	102	107

Total other assets	23,478	37,724

Total assets	$77,881	$158,622

LIABILITIES AND MEMBERS’ / STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$5,784	$7,036
Employee-related accruals	3,061	3,617
Accrued expenses	2,444	4,218
Income tax payable	—	191
Sales taxes payable	1,187	1,633
Current portion of long-term debt	2,518	—

Total current liabilities	14,994	16,695

Deferred rent	6,356	8,844
Deemed landlord financing	2,506	2,478
Deferred franchise income	15	950
Amounts payable under Tax Receivable Agreement	—	12,698
Long-term debt, net of current portion	8,943	—

Total liabilities	32,814	41,665

Commitments and contingencies	—	—

Equity (deficit):

Members’/Stockholders’ equity (deficit)	45,067	—
Class A common stock, par value $0.01 per share; 70,000,000 shares authorized and 8,974,550 shares issued and outstanding at December 30, 2014. Class B common stock, par value $0.01 per share; 70,000,000 shares authorized and 17,028,204 shares issued and outstanding at December 30, 2014	—	260
Additional paid-in capital	—	41,317
Accumulated deficit	—	(32)

The Habit Restaurants, Inc. equity	45,067	41,545
Non-controlling interests	—	75,412

Total equity	45,067	116,957

Total liabilities and members’ / stockholders’ equity (deficit)	$77,881	$158,622

See notes to consolidated financial statements.

THE HABIT RESTAURANTS, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended
(amounts in thousands except share and per share data)	December 25, 2012	December 31, 2013	December 30, 2014
Revenue	$84,158	$120,373	$174,619

Operating expenses
Restaurant operating costs (excluding depreciation and amortization)
Food and paper cost	26,396	38,789	58,260
Labor and related expenses	25,831	35,782	51,898
Occupancy and other operating expenses	12,687	18,906	27,184
General and administrative expenses	10,254	12,634	18,002
Depreciation and amortization expense	3,923	6,008	8,472
Pre-opening costs	1,458	1,754	1,902
Loss on disposal of assets	3	15	141

Total operating expenses	80,552	113,888	165,859

Income from operations	3,606	6,485	8,760

Other expenses
Interest expense	548	735	909

Income before income taxes	3,058	5,750	7,851
Provision for income taxes	—	—	299

Net income	3,058	5,750	7,552
Less: net income attributable to non-controlling interest	(3,058)	(5,750)	(7,584)

Net income (loss) attributable to Habit Restaurants, Inc.	$—	$—	$(32)

Net loss attributable to Habit Restaurants, Inc. per share Class A common stock
Basic	—	—	$(0.00)
Diluted	—	—	$(0.00)
Weighted average shares of Class A common stock outstanding:
Basic	—	—	8,974,550
Diluted	—	—	8,974,550

See notes to consolidated financial statements.

THE HABIT RESTAURANTS, INC.

CONSOLIDATED STATEMENTS OF MEMBERS’ / STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock A		Common Stock B
(amounts in thousands except share data)	Shares	Amounts	Shares	Amounts	Additional Paid-in Capital	Accumulated Deficit	Members’ Equity	Non- controlling Interests	Total
Balance at December 27, 2011	—	$—	—	$—	$—	$—	$35,874	$—	$35,874
Net income	—	—	—	—	—	—	3,058	—	3,058
Distributions	—	—	—	—	—	—	(104)	—	(104)
Unit-based compensation	—	—	—	—	—	—	301	—	301

Members’ equity at December 25, 2012	—	—	—	—	—	—	39,129	—	39,129

Exercise of stock options	—	—	—	—	—	—	77	—	77
Net income	—	—	—	—	—	—	5,750	—	5,750
Distributions	—	—	—	—	—	—	(149)	—	(149)
Unit-based compensation	—	—	—	—	—	—	260	—	260

Members’ equity at December 31, 2013	—	—	—	—	—	—	45,067	—	45,067

Contribution of equity	50,100	1	—	—	254	—	(255)	—	—
Exercise of stock options	—	—	—	—	—	—	111	—	111
Net income	—	—	—	—	—	—	7,077	—	7,077
Deferred taxes	—	—	—	—	(1,661)	—	—	—	(1,661)
Distributions	—	—	—	—	—	—	(1,351)	—	(1,351)
Unit-based compensation	—	—	—	—	—	—	446	—	446
Stock split	3,174,450	32	—	—	(32)	—	—	—	—
Dividend distributions	—	—	—	—	—	—	(29,000)	—	(29,000)
Attribution of historical equity	—	—	—	—	22,095	—	(22,095)	—	—

Members’ equity at November 25, 2014	3,224,550	33	—	—	20,656	—	—	—	20,689

Net (loss) income	—	—	—	—	—	(32)	—	507	475
Deferred tax assets	—	—	—	—	16,133	—	—	—	16,133
Amounts payable under tax receivable agreement	—	—	—	—	(12,698)	—	—	—	(12,698)
Issuance of common stock Class A, net of offering costs	5,750,000	57	—	—	92,232	—	—	—	92,289
Issuance of common stock Class B	—	—	17,028,204	170	(170)	—	—	—	—
Non-controlling interest adjustment	—	—	—	—	(74,905)	—	—	74,905	—
Stock-based compensation	—	—	—	—	69	—	—	—	69

Members’/Stockholders’ equity (deficit) at December 30, 2014	8,974,550	$90	17,028,204	$170	$41,317	$(32)	$—	$75,412	$116,957

See notes to consolidated financial statements.

THE HABIT RESTAURANTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended
(amounts in thousands)	December 25, 2012	December 31, 2013	December 30, 2014
Cash flows from operating activities:
Net income	$3,058	$5,750	$7,552
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	3,923	6,008	8,472
Amortization of financing fees	23	29	125
Share/stock-based compensation	301	260	515
Loss on disposal of assets	3	15	141
Deferred income taxes	—	—	299
Deferred rent	581	327	321
Changes in assets and liabilities:
Accounts receivable	883	1,272	1,183
Inventory	(76)	(332)	(243)
Prepaid expenses	(31)	(1,016)	198
Deposits	(172)	(277)	(405)
Accounts payable	324	2,866	1,831
Employee-related accruals	885	495	556
Accrued expenses	1,258	(381)	2,204
Sales taxes payable	284	358	445

Net cash provided by operating activities	11,244	15,374	23,194

Cash flows from investing activities:
Purchase of property and equipment	(14,968)	(20,234)	(24,403)

Net cash used in investing activities	(14,968)	(20,234)	(24,403)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	77	111
Distributions	(104)	(149)	(30,351)
Proceeds from deemed landlord financing	70	96	—
Payments on deemed landlord financing	(17)	(35)	(28)
Borrowings on long-term debt	4,600	6,150	33,750
Financing fees on long-term debt	(64)	—	(5)
Proceeds from IPO, net of offering costs	—	—	92,289
Principal payments on long-term debt	(750)	(1,457)	(45,210)

Net cash provided by financing activities	3,735	4,682	50,556

Net change in cash and cash equivalents	11	(178)	49,347
Cash and cash equivalents, beginning of fiscal year	289	300	122

Cash and cash equivalents, end of fiscal year	$300	$122	$49,469

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$520	$691	$790

Cash paid for income taxes	$—	$—	$—

NON-CASH FINANCING
Deemed landlord financing	$360	$708	$—

Purchase of property and equipment	$1,443	$1,735	$1,528

Initial establishment of deferred tax assets	$—	$—	$16,133

Initial establishment of amounts payable under the tax receivable agreement	$—	$—	$12,698

See notes to consolidated financial statements.

THE HABIT RESTAURANTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Nature of Operations and Basis of Presentation

The consolidated financial statements of The Habit Restaurants, Inc. include the accounts of The Habit Restaurants, LLC and its wholly-owned subsidiary (collectively the “Company”). The Habit Restaurants, Inc. was formed as a Delaware corporation on July 24, 2014, as a holding company for the purposes of facilitating an initial public offering (the “IPO”) of shares of common stock. The Company acquired, by merger, entities that were members of The Habit Restaurants, LLC. The Company accounted for the merger as a non-substantive transaction in a manner similar to a transaction between entities under common control pursuant to Accounting Standards Codification (“ASC”) ASC 805-50 Transactions between Entities under Common Control, and as such, recognized the assets and liabilities transferred as their carrying amounts at the date of transfer. Our consolidated financial statements for periods prior to the IPO represent the historical operating results and financial position of The Habit Restaurants, LLC. In November 2014, the Company completed its IPO of shares of our Class A common stock. In connection with the IPO, The Habit Restaurants, LLC completed a series of recapitalization transactions in order to reorganize the capital structure in preparation for the IPO. Immediately following the completion of the IPO, The Habit Restaurants, Inc. became the sole managing member of The Habit Restaurants, LLC.

In November 2014, the Company initiated its first public offering. In conjunction with the offering, the following transactions occurred:

•	the investors in the IPO collectively owned 5,750,000 shares of our Class A Common Stock;

•	the existing owners of The Habit Restaurants, LLC (the “Continuing LLC Owners”) collectively held 17,028,204 LLC Units, representing 65.4% of the economic interest in The Habit Restaurants, LLC;

•	the investors in the initial public offering collectively had 22.1% of the voting power in The Habit Restaurants, Inc.;

•	the Continuing LLC Owners, through their holdings of our Class B common stock, collectively had 65.5% of the voting power in The Habit Restaurants, Inc.;

•	one or more historic investors collectively had 12.4% of the voting power in The Habit Restaurants, Inc.; and

•

The Habit Restaurants, Inc. directly or indirectly held 8,974,550 LLC Units, representing 34.6% of the economic interest in The Habit Restaurants, LLC, and exercises exclusive control over The Habit Restaurants, LLC, as its sole managing member.

As a result of the recapitalization, the assets and liabilities of The Habit Restaurants, LLC and its subsidiaries are included in the financial statements of The Habit Restaurants, Inc. at their carrying amounts as of the date of reorganization. The interests held by KarpReilly HB Co-Invest, LLC, 522 Fifth Avenue Fund, L.P., PEG U.S. Direct Corporate Finance Institutional Investors III LLC and the Company’s current and former members of management and board as well as some other investors in The Habit Restaurants, LLC are reported as non-controlling interests in the financial statements of Habit Restaurants, Inc.

In connection with the IPO, the limited liability company agreement of The Habit Restaurants, LLC was amended and restated to, among other things, create a single new class of non-voting LLC Units. The existing owners of The Habit Restaurants, LLC continue to hold LLC Units, and such existing owners (other than The Habit Restaurants, Inc. and its wholly-owned subsidiaries) were issued a number of shares of our Class B common stock equal to the number of LLC Units held by them in connection with the completion of the IPO. Each share of Class B common stock provides its holder with no economic rights but entitles the holder to one vote on matters presented to The Habit Restaurants, Inc.’s stockholders. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. The Class B common stock is not publicly traded and does not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of The Habit Restaurants, Inc.

As the sole managing member of The Habit Restaurants, LLC, the Company has the right to determine when distributions will be made to the unit holders of The Habit Restaurants, LLC, and the amount of any such distributions (in each case subject to the requirements with respect to the tax distributions described below). If The Habit Restaurants, Inc. authorizes a distribution, such distribution will be made to the unit holders of The Habit Restaurants, LLC, including The Habit Restaurants, Inc., pro rata in accordance with their respective ownership of the LLC Units (other than, for clarity, certain non-pro rata payments to us to satisfy certain of our obligations). Notwithstanding the foregoing, The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for certain expenses incurred by The Habit Restaurants, Inc. The Company also entered into a tax receivable agreement (“TRA”). These transactions above are referred to as the “Recapitalization”.

In connection with the Recapitalization and immediately prior to the completion of the IPO, The Habit Restaurants, LLC incurred $30 million of indebtedness under a bridge loan facility provided by California Bank & Trust (the “Bridge Loan”). The Bridge Loan matures two business days from the date that it is funded. The Company made interest payments equal to 30 day LIBOR plus 2.25%. The Habit Restaurants, LLC immediately distributed such funds to its members. The portions received by the Company’s subsidiaries were immediately distributed to the existing owners of The Habit Restaurants, Inc. prior to the completion of the IPO, subject to retention of any reserves for expenses and taxes. Immediately after the IPO, the Company directly or indirectly through its wholly-owned subsidiaries, contributed all of the net proceeds of the IPO to The Habit Restaurants, LLC in exchange for LLC Units from The Habit Restaurants, LLC at a purchase price per unit equal to the IPO price per share of Class A common stock the IPO net of underwriting discounts. In addition, The Habit Restaurants, LLC used a portion of the net proceeds to repay and extinguish the Bridge Loan.

Immediately after the IPO, the Company became a holding company with no direct operations that will hold as its principal assets an equity interest in The Habit Restaurants, LLC and relies on The Habit Restaurants, LLC to provide the Company with funds necessary to meet any financial obligations. As such, the Company has no independent means of generating revenue. The Habit Restaurants, LLC is treated by its members as a partnership for federal and applicable state income tax purposes and, as such, generally is not expected to be subject to income tax (except that it may be required to withhold and remit tax as a withholding agent). Instead, taxable income is allocated to holders of LLC Units, including the Company. Accordingly, the Company incurs income taxes on its allocable share of any net taxable income of The Habit Restaurants, LLC and also incurs expenses related to its operations. Pursuant to the LLC Agreement, The Habit Restaurants, LLC is required to make tax distributions to the holders of LLC Units, except that The Habit Restaurants, LLC’s ability to make such distributions may be subject to various limitations and restrictions, including the operating results of its subsidiaries, its cash requirements and financial condition, the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members, compliance by The Habit Restaurants, LLC and its subsidiaries with restrictions, covenants and financial ratios related to existing or future indebtedness, and other agreements entered into by The Habit Restaurants, LLC or its subsidiaries with third parties. In addition to tax expenses, The Habit Restaurants, Inc. will incur expenses related to its operations, plus payments under the TRA, which the Company expects will be significant. The Company intends to cause The Habit Restaurants, LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow The Habit Restaurants, Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA.

The Company is headquartered in Irvine, California, and managed and operated 109 fast casual restaurants as “The Habit Burger Grill” in California, Arizona, Utah and New Jersey and has a total workforce of approximately 3,095 employees as of December 30, 2014. The restaurant’s menu includes charbroiled hamburgers, specialty sandwiches, fresh salads, and shakes and malts. Under the terms of the Company’s LLC Agreement, no member shall be obligated personally for any debt, obligation, or liability of the Company.

Additionally, with the formation of its wholly-owned subsidiary in February 2013, HBG Franchise, LLC (“Franchise”), The Habit Restaurants, LLC began franchising its restaurant concept. Franchise was organized as a Delaware Limited Liability Company and its future operations are dependent upon the success of the Company’s restaurant concept. The Company has entered into two licensing and three franchise agreements through the period ended December 30, 2014. The Company opened its first licensed location in fiscal year 2014 and expects to open its first franchised restaurants in 2015.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company uses a 52 or 53 week fiscal year ending on the last Tuesday of the calendar year. In a 52-week fiscal year, each quarter includes 13 weeks of operations. In a 53-week fiscal year, the first, second and third quarters each include 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Fiscal year 2014, which ended on December 30, 2014, was a 52-week fiscal year. Fiscal year 2013, which ended on December 31, 2013, was a 53-week fiscal year.

Note 2—Summary of Significant Accounting Policies

Principles of consolidation—The accompanying consolidated financial statements include the accounts of the Company, The Habit Restaurants, LLC and Franchise. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has had no operations to date, other than (i) those incident to its formation, (ii) the merger transactions resulting in it holding interests, indirectly through its wholly-owned subsidiaries, the principal assets of which are equity interests in The Habit Restaurants, LLC (such interests collectively representing, as of December 30, 2014, a less than 20% interest in The Habit Restaurants, LLC) and (iii) the preparation of the IPO registration statement.

Non-controlling Interest—The non-controlling interest on the consolidated statement of income represents the portion of earnings or loss attributable to the economic interest in the Company’s subsidiary, The Habit Restaurants, LLC, held by the non-controlling LLC Unit holders. Non-controlling interest on the consolidated balance sheet represents the portion of net assets of the Company attributable to the non-controlling LLC Unit holders, based on the portion of the LLC Units owned by such unit holders. As of December 30, 2014, the non-controlling interest was 65.5%.

Use of estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Segment information—Management has determined that the Company has one operating segment, and therefore one reportable segment. Our chief operating decision maker (“CODM”) is our Chief Executive Officer; our CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis. All of our revenue is derived in the United States of America. All of our assets are located in the United States of America.

Cash and cash equivalents—For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of ninety days or less to be cash equivalents.

Accounts receivable—Accounts receivable consist of credit card receivables and amounts due from vendors and landlords. Amounts are stated at the amounts management expects to collect from balances outstanding at fiscal year-end; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Inventory—Inventory consists of food, beverage, and paper goods and is stated at the lower of average cost or market.

Concentration of credit risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company currently maintains substantially all of its day-to-day operating cash balances with a major financial institution. At December 31, 2013 and December 30, 2014 and at various times during the fiscal years then ended, cash and cash equivalents balances were in excess of Federal Depository Insurance Corporation insured limits. While the Company monitors the cash balances in its operating accounts on a daily basis and adjusts the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to cash in its operating accounts.

Supplier concentration—The Company has a primary vendor arrangement with a distributor that accounted for 47% of purchases for the fiscal year ended December 30, 2014. This vendor represented approximately 79% of accounts payable at December 30, 2014. This vendor accounted for 42% of purchases and 65% of accounts payable for the year ended December 31, 2013. The Company had a previous primary vendor arrangement with a different distributor that accounted for 3% of purchases for the fiscal years ended December 31, 2013 and this vendor represented approximately 0.3% of accounts payable at December 31, 2013.

The Company believes there are other available alternatives to the current vendor; however, the philosophy of the Company is to concentrate its purchases over a limited number of suppliers in order to maintain quality, consistency, delivery requirements and cost controls and to increase the suppliers’ commitment to the Company. The Company relies upon, and expects to continue to rely upon, several single source suppliers; however, management believes sufficient alternative suppliers exist in the marketplace.

Fair value of financial instruments—The carrying amount of accounts receivable, and accounts payable approximate fair value because of the short maturities of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates are based on established market rates or variable reference rates.

Property and equipment—Property and equipment is generally carried at cost, less accumulated depreciation. Upon sale, retirement, or other disposition of these assets, the costs and related accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is included in our consolidated statement of income. Depreciation on property and equipment is determined using the straight-line method over the assets’ estimated useful lives, ranging from three to eight years. Leasehold improvements are amortized using the straight-line method over the shorter of the term of the lease, including reasonably assured extensions, or their estimated useful lives. Property where the Company is the deemed owner is depreciated over the 40 year life of the building.

Maintenance and repairs are charged against income as incurred and additions, renewals, and improvements are capitalized.

Smallwares which consist of pots, pans and other cooking utensils are carried at cost and any replacements are expensed when acquired.

Goodwill—Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations and is allocated to the appropriate reporting unit when acquired. Under Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other, goodwill and indefinite lived intangible assets are not amortized but tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. For purposes of applying ASC 350, we have identified a single reporting unit, as that term is defined in ASC 350, to which goodwill is attributable. Goodwill is evaluated for impairment using a quantitative approach for the reporting unit. The quantitative test for goodwill impairment is performed by determining the fair value of the reporting unit and comparing it to its carrying value. Fair value is measured based on the discounted cash flow method and relative market-based approaches. If the fair value is less than the carrying value, an impairment charge, if any, is measured by comparing the carrying value of the goodwill to the implied fair value of the goodwill which represents the excess of the reporting unit’s fair value after measuring the fair value of the other assets and liabilities of the reporting unit. Accordingly, the Company has not recorded any impairment charges related to goodwill.

Tradenames—Tradenames acquired in a business combination and determined to have an indefinite useful life are not amortized because there is no foreseeable limit to the cash flows generated by the intangible asset, and have no legal, contractual, regulatory, economic or competitive limiting factors. Accordingly, tradenames are evaluated for impairment annually and whenever events or changes in circumstances indicate that the value of the asset may be impaired. The annual impairment evaluation for tradenames involves a comparison of the asset’s carrying value to the asset’s fair value. When the carrying value exceeds fair value, an impairment charge is recorded for the amount of the difference. The Company also annually evaluates any tradenames that are not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If a tradename that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and tested for impairment in the same manner as a long-lived asset. Accordingly, the Company has not recorded any impairment charges related to tradenames.

Impairment of long-lived assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related assets to its estimated fair value. Fair value is generally based on an undiscounted cash flow analysis. Based on its review, the Company does not believe that any impairment of its long-lived assets has occurred and accordingly no such write-downs have been recorded.

Deferred rent and tenant improvement allowances—Leases may contain rent holidays, or free rents, and rent escalations during the lease terms. Rental expense is recorded on a straight-line basis starting on the date the Company takes control of the related leased space. The difference between the average rental amount charged to expense and the amount payable under the lease is recorded as deferred rent. Lease expenses incurred prior to store openings are recognized on a straight-line basis and are included in pre-opening costs. From time to time, the Company may receive tenant improvement allowances from its lessors. These amounts are recorded as deferred rent and amortized over the lease term as a reduction to rent expense. For leases where the Company is considered to be the owner of the construction project and received tenant improvement allowances, the Company records these amounts received as a component of the deemed landlord financing liability. See Note 6.

Asset Retirement Obligations (AROs)—The Company has AROs arising from contractual obligations under certain leases to perform certain asset retirement activities at the time that certain leasehold improvements are disposed of. At the inception of a lease with such conditions, the Company records an ARO liability and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. The liability was initially measured at fair value and subsequently is adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The Company’s ARO is $109,000 and $122,000 at December 31, 2013 and December 30, 2014, respectively.

Unearned Franchise Fees—Amounts received from the sales of franchise licenses are deferred until all material contractual services or conditions relating to the sale of the franchise licenses have been substantially performed by the Company. The commencement of operations by the franchisee is presumed to be the earliest point at which substantial performance has occurred, unless it can be demonstrated that substantial performance of all franchisor obligations has occurred before that time.

Revenue recognition—The Company recognizes revenue when products are delivered to the customers or meals are served. Revenue is recognized net of sales taxes. The Company sells gift cards which do not have an expiration date and does not deduct non-usage fees from outstanding gift card balances. Revenue related to the sale of gift certificates and gift cards is deferred until the gift certificate or gift card is redeemed.

Franchise fee revenue—Franchise fee revenue consists of fees charged to franchise owners who enter into a franchise agreement with the Company. The Company recognizes franchise fee revenue when all material obligations have been performed and conditions have been satisfied, typically when operations of a new franchise have commenced. The fees collected by the Company upon signing a franchise agreement are deferred until operations have commenced. There was no franchise fee revenue recognized in fiscal year 2012 or fiscal year 2013 and $15,000 recognized in fiscal year 2014.

Royalty revenue—Royalty revenue represents royalties earned from each of the franchisees in accordance with the financial disclosure document and the franchise agreement for use of the “The Habit Burger Grill” name, menus, processes, and procedures. The royalty rate in the franchise agreement is typically 5% of the gross sales of each restaurant operated by each franchisee. Such revenue is recognized when earned and is payable to the Company monthly before the sixth business day of the subsequent month. No royalty revenue was recognized for the years ended December 25, 2012, December 31, 2013 and $60,000 was recognized in the year ended December 30, 2014.

Brand fee revenue—The Company may establish a national advertising and development fund for the advertising, marketing, and public relations programs and materials that the Company deems appropriate. If such a fund is established, franchisees must contribute to the fund a brand fee in an amount equal to one percent of the restaurant’s gross sales, payable in the same manner as the royalty revenue. The Company, at its sole discretion, may increase the brand fee to up to two percent of the restaurants’ gross sales. No brand fee revenue was recognized for the years ended December 25, 2012, December 31, 2013 and December 30, 2014.

Franchise area development fees—The Company receives area development fees from franchisees and licensees when they execute multi-unit area development agreements. The Company does not recognize revenue from the agreements until the related restaurants open or, in certain circumstances, the fees are applied to satisfy other obligations of the franchisee or licensee. No franchise area development fees were recognized for the years ended December 25, 2012, December 31, 2013 and December 30, 2014.

Sales tax—Sales tax collected from customers and remitted to governmental authorities is accounted for on a net basis and therefore is excluded from net sales in the consolidated statements of income. This obligation is included in sales taxes payable until the taxes are remitted to the appropriate taxing authorities.

Gift certificates and gift cards—Revenue related to the sale of gift certificates and gift cards is deferred until the gift certificate or gift card is redeemed. Outstanding gift cards are tracked by a third-party administrator. The balance of unredeemed gift certificates and gift cards were $563,000 and $854,000 at December 31, 2013 and December 30, 2014, respectively, and are included in accrued expenses in the accompanying consolidated balance sheets. Gift certificates and gift cards do not carry an expiration date; therefore, customers can redeem their gift certificates and gift cards for products indefinitely. A certain amount of gift certificates and gift cards will not be redeemed and can become breakage income. Management periodically evaluates unredeemed gift certificates and gift cards for breakage income and to date has not recognized breakage income of gift certificates and gift cards. When more data history becomes available the Company may recognize breakage income over historical usage periods based on historical redemption rates.

Advertising costs—Advertising and promotional costs are expensed as incurred. Advertising and promotions expense totaled $423,000, $664,000 and $1,031,000 for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively, and is included in operating, pre-opening and general and administrative expenses in the consolidated statements of income.

Pre-opening costs—Pre-opening costs are costs incurred in connection with the hiring and training of personnel, as well as occupancy and other operating expenses during the build-out period of new restaurant openings. Pre-opening costs are expensed as incurred.

Income taxes—The Company records a tax provision for the anticipated tax consequences of the reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company may record a valuation allowance, if conditions are applicable, to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes. ASC 740 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and required disclosures. The Company recorded an uncertain tax liability of $167,000 relating to underpayment of prior years’ state income taxes at December 30, 2014. However, the Company did not recognize interest expense for uncertain tax positions for the years ended December 30, 2014 as the Company believes that the exposure would be immaterial from the financial reporting point of view. In the future, if an uncertain tax position arises, interest and penalties will be accrued and included on the provision for income taxes line of the Statements of Consolidated Income. The Company files tax returns in the U.S. federal and state jurisdictions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.

Management incentive plans—Prior to the completion of the Company’s initial public offering, the board of directors adopted The Habit Restaurants, Inc. 2014 Omnibus Incentive Plan. The provisions to this plan are detailed in Note 9-Management Incentive Plans. The Habit Restaurants, LLC maintained a management incentive plan that provides for the grant of Class C units. Class C units were intended to be “profits interests” for U.S. federal income tax purposes. The Class C units participate in distributions and, if vested, may be converted to Class A units. Because of the ability of the Class C Unit-holder to convert his or her Class C units to Class A units, the Class C units were accounted for as equity classified awards.

In conjunction with the Company’s initial public offering, all vested and un-vested units issued under this plan were exchanged for LLC Units.

The Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognizes it as expense, net of estimated forfeitures, over the vesting or service period, as applicable, of the award using the straight-line method.

Comprehensive income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is the same as net income for all periods presented. Therefore, a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.

Earnings per Share—Basic earnings per share (“basic EPS”) is computed by dividing net income (loss) by the weighted average number of shares outstanding for the reporting period. Diluted earnings per share (“diluted EPS”) gives effect during the reporting period to all dilutive potential shares outstanding resulting from employee stock-based awards. The following table sets forth the calculation of basic and diluted earnings per share for the period from November 25, 2014 through December 30, 2014:

(amounts in thousands, except share and per share data)	Year Ended December 30, 2014
Net loss attributable to Habit Restaurants, Inc.	$(32)

Net loss attributable to Habit Restaurants, Inc. per share Class A common stock
Basic	$(0.00)
Diluted	$(0.00)
Weighted average shares of Class A common stock outstanding:
Basic	8,974,550
Diluted	8,974,550

The Company completed its initial public offering on November 25, 2014. Since that date, the Company has consolidated its results into the results of The Habit Restaurants, LLC. As a result, only the net loss attributable to the Company’s controlling interest from the period subsequent to the initial public offering is considered in the net loss per share calculation.

The computation of weighted average basic and diluted shares of common stock outstanding considers the outstanding shares from the date of the initial public offering, November 25, 2014, through December 30, 2014. As of December 30, 2014, there were 2,525,275 options authorized under our 2014 Omnibus Incentive Plan of which 16,667 had been granted as of December 30, 2014. These options were not included in the calculation of diluted loss per common share because the effect would have been anti-dilutive.

Recent Accounting Pronouncements—In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. This ASU is effective for annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. Accordingly, the Company will adopt this ASU on December 28, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact of the adoption of this standard on its consolidated results of operation and financial position, as well as which transition approach to use.

Note 3—Non-controlling Interests

Pursuant to the LLC Agreement, the Continuing LLC Owners have the right to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which will be cancelled in connection with any such exchange) for, at the option of the Company (such determination to be made by the disinterested members of our board of directors), (i) cash consideration or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Net income attributable to non-controlling interests is computed as follows (dollar amounts in thousands):

Year Ended December 30, 2014
Income before income taxes subsequent to the IPO	$774
Non-controlling interests ownership percentage	65.5%
Net income attributable to non-controlling interests subsequent to the IPO	$507

The balance of the non-controlling interest from the initial public offering date of November 25, 2014 (the “IPO”) to December 30, 2014 is as follows (in thousands):

Balance held by the non-controlling LLC unit holders immediately after the IPO	$74,905
Allocation of income to the non-controlling LLC unit holders subsequent to the IPO		507

Balance of non-controlling interest as of December 30, 2014		$75,412

Note 4—Property and Equipment, net

Property and equipment consists of the following: (amounts in thousands):

	Fiscal Year Ended
	December 31, 2013	December 30, 2014
Leasehold improvements	$32,572	$44,779
Equipment	15,872	22,125
Furniture and fixtures	11,365	14,945
Buildings under deemed landlord financing	2,548	2,548
Smallwares	580	831
Vehicles	445	686
Construction in progress	2,220	3,469

	65,602	89,383
Less: Accumulated depreciation and amortization	(15,526)	(23,715)

	$50,076	$65,668

Depreciation expense was $3,923,000, $6,008,000 and $8,472,000 for the years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively.

As a result of the application of build-to-suit lease guidance contained in ASC 840-40-55, the Company has determined that it is the accounting owner of a total of seven buildings under deemed landlord financing as of December 31, 2013 and December 30, 2014, and are included in the Company’s property and equipment. Included in the buildings under deemed landlord financing is the estimated construction costs of the landlord for the shell building. See Note 7—Commitments and Contingencies for additional information.

We capitalize internal payroll, payroll related and other costs directly related to the successful development, design and construction of our new restaurants. Capitalized internal payroll costs were $0.6 million, $0.8 million and $1.0 million for the years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively.

Note 5—Income Taxes

Income before the provision for income taxes as shown in the accompanying Consolidated Statements of Income is as follows (in thousands):

	2013	2014
Domestic	$5,750	$7,851

Income before provision for income taxes	$5,750	$7,851

Components of the provision for income taxes consist of the following (in thousands):

	Fiscal Year Ended
	2013	2014
Current
Federal	$—	$—
State and local	—	24

Total current expense	$—	$24

Deferred expense
Federal	$—	$254
State and local	—	21

Total deferred expense	—	275

Provision for income taxes	$—	$299

Prior to July 24, 2014, The Habit Restaurants, LLC had not been subject to U.S federal income taxes as it is organized as a limited liability company, and is treated as a partnership for federal and state income tax purposes. The Habit Restaurants, Inc. and related entities file stand-alone returns for The Habit Restaurants, LLC. As a result of the recapitalization and IPO, the portion of The Habit Restaurants, LLC’s income attributable to The Habit Restaurants, Inc. is now subject to U.S federal, state and local income taxes and is taxed at the prevailing corporate tax rates. The Habit Restaurants, Inc. will file its federal income tax return for the period beginning July 24, 2014 (the incorporation date of The Habit Restaurants, Inc.) on a consolidated basis.

A reconciliation of the U.S. statutory income tax rate to The Habit Restaurants, Inc. effective tax rate is as follows:

2014
U.S. statutory tax rate	34.0%
Increase due to state and local taxes	0.6%
Effect of permanent differences	0.2%
Rate benefit as an LLC	(31.0)%

Effective tax rate	3.8%

The effective tax rate includes a rate benefit attributable to the fact that The Habit Restaurants, LLC operates as a limited liability company that is treated as a partnership for federal and state income tax purposes and is not itself subject to federal and state income tax. Accordingly, the portion of The Habit Restaurants, LLC earnings attributable to the non-controlling interest are subject to tax when reported as a component of the non-controlling interests’ taxable income.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the accompanying Consolidated Balance Sheets.

These temporary differences result in taxable or deductible amounts in future years. Details of The Habit Restaurants, Inc. deferred tax assets and liabilities are summarized as follows (in thousands):

	Fiscal Year Ended
	December 31, 2013	December 30, 2014
Deferred tax assets
Accrued liabilities	$—	$99
Deferred income	—	801
Deferred rent	—	411
Tax Receivable Agreement—imputed interest	—	1,116
Goodwill and intangibles	—	14,188
Net operating losses	—	536

Total deferred tax assets	—	17,151

Deferred tax liabilities
Property and equipment	—	(2,488)
Prepaids	—	(153)
Other	—	(146)

Total deferred tax liabilities	—	(2,787)

Net deferred tax assets	$—	$14,364

The deferred tax assets are primarily due to the tax basis of certain assets resulting from The Habit Restaurants, Inc.’s investment in The Habit Restaurants, LLC. The Habit Restaurants, Inc.’s acquisitions of interests in The Habit Restaurants, LLC (including transactions treated as “sales or exchanges” for U.S. federal income tax purposes) from the Continuing LLC Owners for shares of our Class A common stock or cash resulted in favorable tax attributes for The Habit Restaurants, Inc. In connection with the initial public offering, we entered into a Tax Receivable Agreement (“TRA”). Under the TRA, we generally are required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes created as a result of the IPO and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with us of their interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. generally will retain 15% of the applicable tax savings. The tax effects of the increase in tax attributes that were created as a result of the IPO and the sales or exchanges are included in the table of deferred tax assets and liabilities. The amount payable to the Continuing LLC Owners under the TRA is disclosed on our balance sheet. Net deferred tax assets are also recorded related to differences between the financial reporting basis and the tax basis of The Habit Restaurants, Inc.’s proportionate share of the net assets of The Habit Restaurants, LLC. Based on The Habit Restaurants, LLC’s historical taxable income and its expected future earnings, management evaluates the uncertainty associated with booking tax benefits and determined that the deferred tax assets are more likely than not to be realized, including evaluation of deferred tax liabilities and the expectation of future taxable income.

As of December 30, 2014, the Company had federal and state net operating loss carry forwards of $1,472,000 and $621,000, respectively. The federal net operating loss carry forwards will begin to expire in 2032 and the California net operating loss carry forwards will begin to expire in 2035.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits, is as follows (in thousands):

Fiscal Year Ended
	December 31, 2013	December 30, 2014
Balance at the beginning of the year	$—	$—
Increases for current year tax positions	—	—
Increases for prior year tax positions	—	167
Decreases in prior year tax positions	—	—
Settlements with taxing authorities	—	—
Lapse in statutes of limitations	—	—

Balance at the end of the year	$—	$167

Included in the balance of unrecognized tax benefits as of December 30, 2014 are $167,000 of tax benefit, that if recognized, would affect the effective tax rate. The Habit Restaurants, Inc. recognizes interest and penalties, if any, related to unrecognized tax positions in the provision for income taxes in the accompanying consolidated statement of operations. No interest or penalties were accrued as of December 31, 2013 and December 30, 2014.

The Habit Restaurants, Inc. does not anticipate that the unrecognized tax benefits will significantly increase or decrease within the next twelve months of the reporting date.

The Habit Restaurants, Inc. files, or will file, income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Habit Restaurants, LLC is not subject to federal income taxes as it is a flow-through entity. The federal statute of limitations for certain corporate entities acquired by The Habit Restaurants, Inc. remain open for the tax years 2008 and forward as a result of net operating losses generated within those years. The statute of limitations for state and local jurisdictions generally remain open for tax years 2010 and forward.

Tax Receivable Agreement (“TRA”)

In connection with the IPO, the Company entered into the TRA. Under the TRA, the Company generally will be required to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (i) certain tax attributes created as a result of the IPO and any sales or exchanges (as determined for U.S. federal income tax purposes) to or with the Company of interests in The Habit Restaurants, LLC for shares of our Class A common stock or cash, including any basis adjustment relating to the assets of The Habit Restaurants, LLC and (ii) tax benefits attributable to payments made under the TRA (including imputed interest). The Habit Restaurants, Inc. generally will retain 15% of the applicable tax savings. In addition, the TRA provides for interest, at a rate equal to one year LIBOR, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA. To the extent that the Company is unable to timely make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 200 basis points until paid (although a rate equal to one year LIBOR will apply if the inability to make payments under the TRA is due to limitations imposed on the Company or any of our subsidiaries by a debt agreement in effect on the date of the IPO). The Company’s ability to make payments under the TRA and to pay its tax liabilities to taxing authorities generally will depend on our receipt of cash distributions from The Habit Restaurants, LLC.

Pursuant to the LLC Agreement, the Continuing LLC Owners will have the right, from and after the expiration of the lock-up agreements described below, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which will be cancelled in connection with any such exchange) for, at the option of The Habit Restaurants, Inc. (such determination to be made by the disinterested members of our board of directors), (i) cash consideration (generally calculated based on the volume-weighted average price of the Class A common stock of The Habit Restaurants, Inc., as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of The Habit Restaurants, Inc. for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. These exchanges are expected to result in increases in the tax basis of the assets of The Habit Restaurants, LLC that otherwise would not have been available. Increases in tax basis resulting from such exchanges may reduce the amount of tax that The Habit Restaurants, Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

If the IRS or a state or local taxing authority challenges the tax basis adjustments that give rise to payments under the TRA and the tax basis adjustments are subsequently disallowed, the recipients of payments under the agreement will not reimburse us for any payments the Company previously made to them. Any such disallowance would be taken into account in determining future payments under the TRA and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis adjustments are disallowed, the Company’s payments under the TRA could exceed its actual tax savings, and the Company may not be able to recoup payments under the TRA that were calculated on the assumption that the disallowed tax savings were available.

The TRA provides that (i) in the event that the Company materially breaches the TRA, (ii) if, at any time, the Company elects an early termination of the TRA, or (iii) upon certain mergers, asset sales, other forms of business combinations or other changes of control, the Company’s (or our successor’s) obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that the Company would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the TRA. The Company’s payment obligations under the TRA with respect to interests in The Habit Restaurants, LLC treated as sold for U.S. federal income tax purposes to the Company in connection with the initial public offering are expected to be calculated based on the initial public offering price of our Class A common stock net of underwriting discounts.

As a result of the foregoing, (i) the Company could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings the Company realizes in respect of the tax attributes subject to the agreements and (ii) the Company may be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made years in advance of the actual realization of such future benefits, if any of such benefits are ever realized. In these situations, the Company’s obligations under the TRA could have a substantial negative impact on its liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that the Company will be able to finance its obligations under the TRA in a manner that does not adversely affect its working capital and growth requirements.

Payments under the TRA are intended to be treated as additional consideration for the applicable interests in The Habit Restaurants, LLC treated as sold or exchanged (as determined for U.S. federal income tax purposes) to or with the Company, except with respect to certain actual or imputed interest amounts payable under the TRA.

Note 6—Long-Term Debt

On July 23, 2014, the Company refinanced its long-term debt with California Bank & Trust into a $35 million Credit Facility (“Credit Facility”) that matures on July 23, 2017. Term debt of $11.1 million outstanding at the time of the refinancing became the initial borrowings under the Credit Facility. All borrowings under the Credit Facility generally bear interest at a variable rate based upon the Company’s election, of (i) the base rate plus, or (ii) LIBOR, plus, in either case, an applicable margin based on certain financial results of the Company (as defined in the Credit Facility agreement). The Company’s Credit Facility also requires payment for commitment fees that accrue on the daily unused commitment of the lender at 0.25%. This Credit Facility was paid down in November 2014 with a portion of the net proceeds from the IPO. As of December 30, 2014, there were no borrowings outstanding against the Credit Facility.

The Company also entered into a bridge loan facility provided by California Bank & Trust (the “Bridge Loan”) in November 2014 and were required to make interest payments equal to the applicable 30 day LIBOR rate plus 2.25%. The Bridge Loan was used to make a distribution to the members of the Company. The Bridge Loan matured two days from the date it was funded. A portion of the net proceeds from the IPO were used to repay and extinguish the Bridge Loan in November 2014.

Term Debt: (dollar amounts in thousands)

	December 31, 2013
Maturity Date	Amount	Rate
April 2016	$1,167	5.75	%(1)
June 2017	$1,750	5.75	%(1)
March 2019	$2,894	4.75	%(2)

Interest Only Debt:

	December 31, 2013			December 30, 2014
Maturity Date	Amount	Rate		Amount	Rate
March 2019	$5,650	4.75	%(2)	N/A
July 2017	$—	—		$—	2.48	%(3)

(1)	Interest rate varies based on the prime rate plus 2.5%
(2)	Interest rate varies based on the prime rate plus 1.5%
(3)

Interest rate varies based on the Company’s election of (i) the base rate plus, or (ii) LIBOR, plus an applicable margin based on certain financial results of the Company (as defined in the Credit Facility agreement).

Interest related to the long-term debt and principal payments are due monthly. Interest expense amounted to $292,000, $455,000 and $588,000 for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively.

The long-term debt is secured by all the assets of the Company and the Company must comply with certain financial covenants. The long-term debt contains customary representations, warranties, negative and affirmative covenants, including a funded debt to EBITDA ratio of 2.00 to 1.00, a fixed charge coverage ratio of 1.25 to 1.00 and a requirement that EBITDA must be greater than zero for 75% or more of all restaurants open at least six months. As of December 30, 2014, the Company was in compliance with all covenants. At December 30, 2014, the expected and estimated maturities of the Company’s deemed landlord financing are as follows: (in thousands)

Deemed
Landlord
Fiscal year end	Financing
2015	$374
2016	395
2017	404
2018	306
2019	245
Thereafter	754

$2,478

Note 7—Commitments and Contingencies

Leases—The Company leases its restaurant facilities and corporate offices under non-cancelable operating leases with remaining terms ranging from one to 15 years with renewal options ranging from five to 20 years. The restaurants’ leases generally include land and buildings, require various expenses incidental to the use of the property, and certain leases require contingent rent above the minimum lease payments based on a percentage of sales. Certain leases also contain renewal options and escalation clauses. Total rent expense was $5.0 million, $6.7 million and $9.4 million for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively, and is included in occupancy and other operating expenses and pre-opening costs. Included in rent expense was $0.2 million, $0.3 million and $0.7 million for contingent rentals, which are payable on the basis of the percentage of sales in excess of base rent amounts, for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively.

In some cases, the asset the Company will lease requires construction to ready the space for its intended use, and in certain cases, the Company has involvement with the construction of leased assets. The construction period begins when the Company executes its lease agreement with the property owner and continues until the space is substantially complete and ready for its intended use. In accordance with ASC 840-40-55, the Company must consider the nature and extent of its involvement during the construction period, and in some cases, its involvement results in it being considered the accounting owner of the construction project. Primarily, such involvement results in the Company being considered the accounting owner in cases where the Company leases a “cold shell.” By completing the construction of key structural components of a leased building, the Company is deemed to have participated in the construction of the landlord asset. In such cases, the Company capitalizes the landlord’s construction costs, including the value of costs incurred up to the date the Company executes its lease (e.g., the building “shell”) and costs incurred during the remainder of construction period, as such costs are incurred. Additionally, ASC 840-40-55 requires the Company to recognize a financing obligation for construction costs incurred by the landlord. Once construction is complete, the Company is required to perform a sale-leaseback analysis pursuant to ASC 840-40 to determine if the Company can remove the landlord’s assets and associated financing obligations from the consolidated balance sheet. In certain leases, the Company maintains various forms of “continuing involvement” in the property, thereby precluding it from derecognizing the asset and associated financing obligations following the construction completion. In those cases, the Company will continue to account for the landlord’s asset as if the Company is the legal owner, and the financing obligation, similar to other debt, until the lease expires or is modified to remove the continuing involvement that prohibits de-recognition. Once de-recognition is permitted the Company would be required to account for the lease as either operating or capital in accordance with ASC 840. As of December 31, 2013 and December 30, 2014 the Company has not derecognized any landlord assets or associated financing obligations. The Company determined that it was the accounting owner of a total of seven leased buildings as a result of the application of build-to-suit lease accounting as of December 31, 2013 and December 30, 2014.

The aggregate future minimum lease payments under non-cancelable operating leases are approximately: (in thousands)

		Deemed
	Operating	Landlord
Fiscal year end	Leases	Leases
2015	$10,584	$292
2016	11,473	292
2017	11,141	292
2018	11,211	241
2019	10,994	212
Thereafter	40,090	516

	$95,493	$1,845

Future commitments—The Company’s growth strategy includes new restaurant openings during fiscal year 2015 and beyond. In connection with the build out of the restaurants, the Company may be obligated for a portion of the start-up and/or construction costs. As of December 30, 2014, the Company had approximately $1.8 million in such commitments related to new restaurants.

Litigation—The Company is involved in various claims and legal actions that arise in the ordinary course of business. Management does not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s consolidated financial position, results of operations, liquidity and capital resources. A significant increase in the number of litigated claims or an increase in amounts owing under successfully litigated claims could materially adversely affect the Company’s business, financial condition, results of operations, and cash flows.

Note 8—Employee Benefit Plan

The Company maintains a qualified 401(k) retirement plan (the “401k Plan”). Certain employees are eligible to participate in the 401k Plan after completing one year of service and reaching the age of 21. The 401k Plan permits eligible employees to make contributions up to specified percentages of their compensation. The Company made discretionary matching contributions totaling approximately $41,000, $53,000 and $70,000 for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively.

Note 9—Management Incentive Plans

2014 Omnibus Incentive Plan

Prior to the completion of the Company’s initial public offering, the board of directors adopted The Habit Restaurants, Inc. 2014 Omnibus Incentive Plan (the “2014 Omnibus Incentive Plan”) and, subsequent to the initial public offering, all equity-based awards will be granted under the 2014 Omnibus Incentive Plan. The 2014 Omnibus Incentive Plan will also permit grants of cash bonuses beginning in fiscal year 2015. This plan authorizes 2,525,275 total options. No awards may be granted under the plan after November 19, 2024.

The day prior to the completion of the Company’s initial public offering, the Company made grants to two of our non-employee directors, Mr. Ira Zecher and Mr. A. William Allen III, of options to purchase shares of the Company common stock under the 2014 Omnibus Incentive Plan. The options have an exercise price equal to the initial public offering price ($18.00) and a vesting period of three years. No other awards were made under the 2014 Omnibus Incentive Plan in 2014.

The purpose of the 2014 Omnibus Incentive Plan is to advance the Company’s interests by providing for the grant to eligible individuals of equity-based and other incentive awards.

The 2014 Omnibus Incentive Plan will be administered by our board of directors or a committee of our board of directors (the “Administrator”). The Administrator will have the authority to, among other things, interpret the 2014 Omnibus Incentive Plan, determine eligibility for, grant and determine the terms of awards under the 2014 Omnibus Incentive Plan, and to do all things necessary to carry out the purposes of the 2014 Omnibus Incentive Plan. The Administrator’s determinations under the 2014 Omnibus Incentive Plan will be conclusive and binding.

Compensation expense related to incentive stock options was $5,000 for the year ended December 30, 2014.

The following table sets forth information about the fair value of the stock option grant on the date of grant using the Black-Scholes option-pricing model and the weighted average assumptions used for such a grant:

	Fiscal year ended December 30, 2014
	Options	Weighted Average Exercise Price
Beginning Balance	—

Granted	16,667	$18.00
Forfeitures	—
Exercised	—
Exchanged	—

Ending Balance	16,667	$18.00

Exercisable	—	$—

Disclosure Information
Weighted average fair value of options granted		$5.14
Dividend yield		0.0%
Risk-free interest rate		2.03%
Volatility		32.3%
Forfeiture rate		5.2%
Expected term (years)		5.5
Weighted-average period over which the total compensation cost of non-vested options is expected to be recognized (months)		35

The assumptions above represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. The expected life of options granted during 2014 was based on the simplified method of estimating expected term in accordance with Staff Accounting Bulletin (“SAB”) No. 110. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury constant maturities rate in effect at the time of grant. The Company utilized a weighted rate for expected volatility based on a representative peer group within the industry.

As of December 30, 2014, there was approximately $81,000 of total unrecognized stock-based compensation expense related to non-vested stock-based compensation awards granted under the Plan. That cost is expected to be recognized over future years.

The Habit Restaurants, LLC Management Incentive Plan

The Habit Restaurants, LLC maintained a management incentive plan (the “Plan”) for executives and other key employees of the Company. The Plan provided for the grant of Class C units of the Company. Class C units participated in the distribution of earnings of the Company above a certain threshold amount. Additionally, upon vesting, Class C units could have been converted at any time to Class A units upon payment of a stated conversion price (which may be zero). The Plan may be terminated at the discretion of the Board of Directors of the Company. No Class C unit awards shall be granted after the tenth anniversary year of the adoption of the Plan in fiscal year 2017.

During the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, the Company granted 2,850, 1,850 and 14,574 Class C units, respectively, under the Plan. The Class C units vested over five years, with the vesting period commencing on the grant date. A vested Class C unit granted under the Plan could have been converted into a Class A unit at a conversion price ranging from $100 to $544 per Class A unit. The Company had reserved 35,410 Class A units for that purpose. The

Class C units would expire 10 years from the date of grant if not converted. In the event of a termination of employment, all unvested Class C units would have been forfeited and the holder of vested Class C units would have had the option to convert into Class A units within 30 days. Upon conversion to Class A units, the Company had the right to repurchase all of the Class A units owned by the participant or any permitted transferee of the participant as defined in the LLC Agreement. This plan was terminated prior to the completion of the IPO and all units were exchanged for common units as part of the Recapitalization.

The following table summarizes the activity under the Plan during the period from December 27, 2011 through December 30, 2014:

		Weighted Average
	Number of Class C units	Conversion Price	Remaining Contractual Term (Years)
Outstanding at December 27, 2011	28,103	$127.79

Granted	2,850	$226.00

Outstanding at December 25, 2012	30,953	$136.14

Granted	1,850	$292.00
Forfeited	(650)	$184.00
Exercised	(700)	$110.00

Outstanding at December 31, 2013	31,453	$145.58	6.00

Granted	14,574	$499.81
Forfeited	(675)	$178.15
Exercised	(825)	$133.94
Exchanged	(44,527)	$261.25

Outstanding at December 30, 2014	—	—	NA

The weighted average grant date fair value of the Class C units granted during the fiscal years 2012, 2013 and 2014 was $94.39, $122.72 and $499.81, respectively. The total intrinsic value of the Class C units converted into Class A units during the years ended December 31, 2013 and December 30, 2014 was $184,000 and $335,000, respectively. The Company estimated the fair value of the Class C units using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of units included the expected unit term, the expected volatility of the Company’s units over the unit’s expected term, the risk-free interest rate over the unit’s term, and the Company’s expected annual dividend yield. The Company’s management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company’s units granted during fiscal years 2012, 2013 and 2014. The expected term was calculated using the simplified method. Under this method, the expected term is equal to the sum of the weighted average vesting term plus the original contractual term divided by two. The Company elected this method as there is not sufficient historical exercise data to estimate an expected term due to the limited past exercise experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive such units.

The key input assumptions that were utilized in the valuation and recognition of units granted during the fiscal years 2012, 2013 and 2014 are summarized in the table below:

	December 25, 2012	December 31, 2013	December 30, 2014
Vesting period	5 years	5 years	5 years
Risk-free interest rate	1.1% - 1.6%	1.3% - 2.0%	2.2% - 2.3%
Dividend yield rate	0%	0%	0%
Price volatility	39.8%	38.7%	32.3%
Expected term	7.5 years	7.5 years	5.5 years

The price volatility is based on the historical price volatility of publicly traded companies within the Company’s industry group. The expected term of the Class C units granted was estimated based on the average of the vesting period and the original contractual term. The risk free interest rate is based on the U.S. Treasury rate as of the grant date for the expected term of the units.

The stock-based compensation expense for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014 amounted to $301,000, $260,000 and $510,000, respectively, and is included in general and administrative expenses on the accompanying consolidated statements of income. In connection with the IPO, the Company converted all of the outstanding vested and unvested Class C units with an amount of vested and unvested common units of The Habit Restaurants, LLC, respectively. As of December 30, 2014 there was approximately $3.3 million of total unrecognized stock-based compensation expense related to these units. That cost is expected to be recognized over future years as follows:

Fiscal year end
2015	$818,000
2016	777,000
2017	717,000
2018	659,000
2019	327,000

$3,298,000

Note 10—Management Fee

For providing management services to the Company, the equity investor of The Habit Restaurants, LLC earned an annual management fee of $135,000, payable quarterly. In addition, the investor was reimbursed for all expenditures made on behalf of the Company, including without limitation, legal, accounting, investment banking, consulting, research and other professional services to the Company, travel and other out-of-pocket expenses and filing and similar fees; all custody, transfer, registration and similar expenses, including: all brokerage and finders’ fees and commissions and discounts incurred in connection with the purchase or sale of securities and all interest on borrowed funds.

The Company terminated this agreement with the equity investor upon completion of the IPO and paid a one-time termination fee to the equity sponsor of $500,000 that was expensed in fiscal year 2014.

For the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively, the Company incurred management fees and reimbursable expenses totaling $160,000, $144,000 and $635,000; to the investor and such amounts are included in general and administrative expenses in the combined consolidated statements of income. The Company did not owe any management fees to the investor as of December 31, 2013 and December 30, 2014.

Note 11—Membership Units

The Habit Restaurants, LLC’s ownership structure prior to our recapitalization allowed for four classes of members: Class A members, Class B members, Class C members, and Class D members. Class C units could only have been issued under The Habit Restaurants, LLC’s management incentive plan discussed in Note 9—Management Incentive Plans. All classes of members were entitled to receive distributions, if any, in accordance with the provisions of the Company’s LLC operating agreement. In accordance with the provisions of the Company’s LLC operating agreement, if distributions were declared, Class D members had priority over distributions prior to Class B, Class A, and Class C members in that order. Class C member distributions were restricted based on whether the units were vested or unvested at the time of the distribution and cash was paid out only on vested units. Distributions of $104,000, $149,000 and $30,351,000 were declared and paid for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively. Members of The Habit Restaurants, LLC who held unvested units will not receive their portion of the 2014 distribution until the units vest. Distributions of $47,000 on such amounts were paid as of December 30, 2014. The amount of the unpaid distribution as of December 30, 2014 amounted to $1,000,000. As part of the Recapitalization, these membership units have been exchanged for common units of The Habit Restaurants, LLC, referred to as “LLC Units.” All units that were previously unvested will continue to vest based on the vesting schedule of the outstanding unvested Class C unit from which it was converted. The Company has the right to determine, subject to certain tax distributions, when distributions will be made to holders of LLC Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of common units (including the Company and its subsidiaries) pro rata in accordance with the percentages of their respective LLC Units (other than, for clarity, certain non-pro-rata payments to the Company to satisfy certain of its obligations). Additionally, the new vested and unvested LLC Units received upon the conversion of vested and unvested Class C units are entitled to receive distributions, if any, from The Habit Restaurants, LLC, provided, however, that distributions (other than tax distributions) in respect of unvested LLC Units will only be delivered to the holder thereof when, as, and if such common units ultimately vest. Pursuant to and subject to the terms of the Limited Liability Company Agreement of The Habit Restaurants, LLC, the Continuing LLC Owners will have the right, from and after the expiration of certain lock-ups, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock (which such shares will be cancelled in connection with any such exchange) for, at the option of the Company, (i) cash consideration (generally calculated based on the volume-weighted average price of the Class A common stock of the Company, as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A common stock of the Company for the 15 trading days immediately prior to the delivery date of a notice of exchange) or (ii) shares of the Company’s Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Note 12—Stockholders’ Equity

The Company is authorized to issue 140,000,000 shares of capital stock, consisting of 70,000,000 shares of Class A common stock, par value $0.01 per share, and 70,000,000 shares of Class B common stock, par value $0.01 per share.

As discussed in Note 1, in November 2014, the Company completed its IPO of 5,750,000 shares of its Class A common stock at a price to the public of $18.00 per share. As discussed in Note 11, the existing owners of The Habit Restaurants, LLC continue to hold LLC Units , and such existing owners (other than The Habit Restaurants, Inc. and its wholly-owned subsidiaries) were issued a number of shares of our Class B common stock equal to the number of LLC Units held by them in connection with the completion of the IPO. Each such share of Class B common stock provides its holder with no economic rights but entitles the holder to one vote on matters presented to The Habit Restaurants, Inc.’s stockholders. The Company’s Class A and Class B common stock generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.

However, the Class B common stock is not publicly traded and does not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of the Company. When a member of The Habit Restaurants, LLC exchanges LLC Units for shares of Class A common stock, such corresponding shares of Class B common stock will be cancelled.

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of Class A common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. Holders of our Class B Common Stock do not have any right to receive dividends.

Voting Rights.    Holders of our Class A common stock and our Class B common stock have voting power over The Habit Restaurants, Inc., the sole managing member of The Habit Restaurants, LLC, at a level that is consistent with their overall equity ownership of our business. Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, each share of Class A common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock are entitled to vote. Each holder of Class B common stock shall be entitled to the number of votes equal to the total number of LLC Units held by such holder multiplied by the exchange rate specified in the LLC Agreement with respect to each matter presented to our stockholders on which the holders of Class B common stock are entitled to vote. Accordingly, the holders of LLC Units collectively have a number of votes that is equal to the aggregate number of LLC Units that they hold. Subject to any rights that may be applicable to any then outstanding preferred stock, our Class A and Class B common stock vote as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation or amended and restated bylaws or required by applicable law. Holders of our Class A and Class B common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation, our amended and restated bylaws, or as required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Preemptive Rights.    Neither the Class A common stock, nor the Class B common stock is entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights.    Neither the Class A common stock, nor the Class B common stock is convertible or redeemable.

Liquidation Rights.    Upon our liquidation, the holders of our Class A common stock will be entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of our Class B common stock do not have any right to receive a distribution upon a voluntary or involuntary liquidation, dissolution or winding up of our affairs. Notwithstanding the foregoing, The Habit Restaurants, LLC will bear the cost of or reimburse The Habit Restaurants, Inc. for certain expenses incurred by The Habit Restaurants, Inc.

Note 13—Operating Agreements

The Company has entered into employment agreements with respect to operating restaurants. Under the terms of the agreements, these employees are entitled to a cash bonus calculated as a percentage of individual restaurant operating profits within certain geographic areas, based upon an agreed upon formula. Certain employees under these agreements were required to contribute cash for each store opened based upon the terms of the agreement. The cash contributed by such employee is refundable upon the termination of his or her employment with the Company, and therefore the amounts are recorded within employee-related accruals. The Company has the exclusive right and option, but not the obligation, to purchase these employees’ interests in the individual restaurant operating profits for an amount agreed upon within the employment agreements. The Company is accreting the expense for the potential purchase of these employees’ interests and has recorded approximately $7,000 in expense in the fiscal year ended December 30, 2014 and such amount is included in general and administrative expenses in the combined consolidated statements of income. There was no expense recorded in fiscal years 2012 and 2013.

Compensation expense recorded under the terms of these agreements amounted to $34,000, $34,000 and $265,000 for the fiscal years ended December 25, 2012, December 31, 2013 and December 30, 2014, respectively, and are recorded under general and administrative expenses. During 2013, an employee who had an operating agreement with the Company terminated his agreement with the Company. During 2014, an employee who had an operating agreement with the Company had that operating agreement bought out by the Company. As of December 30, 2014 there were two active employment agreements.

Note 14—Quarterly Financial Reporting

(Unaudited)

	Fiscal Quarter(1)
(dollar amounts in thousands)	1Q14	2Q14	3Q14	4Q14	FY14
Total revenue	$37,756	$41,514	$46,996	$48,354	$174,619
Income from operations	2,725	2,549	2,390	1,096	8,760
Net income	2,494	2,303	2,111	644	7,552
Net income attributable to non-controlling interest	2,494	2,303	2,111	676	7,584
Net loss attributable to The Habit Restaurants, Inc.	$—	$—	$—	$(32)	$(32)
Basic loss per share of Class A common stock(3)				$(0.00)	$(0.00)
Diluted loss per share of Class A common stock(3)				$(0.00)	$(0.00)

	Fiscal Quarter(2)
	1Q13	2Q13	3Q13	4Q13	FY13
Total Revenue	$26,062	$28,898	$29,929	$35,484	$120,373
Income from operations	1,408	2,067	1,369	1,641	6,485
Net income	1,240	1,901	1,188	1,420	5,750
Net income attributable to non-controlling interest	$1,240	$1,901	$1,188	$1,420	$5,750
Net loss attributable to The Habit Restaurants, Inc.	$—	$—	$—	$—	$—
Basic loss per share of Class A common stock(3)
Diluted loss per share of Class A common stock(3)

1)

The quarterly information presented for the quarters ended April 1, 2014, July 1, 2014 and September 30, 2014 reflect the consolidated financial statement results attributable to the LLC. The quarterly information presented for the quarter ended December 30, 2014 reflects the consolidated financial statement results of the Company. Certain totals will not sum exactly due to rounding.

2)

The quarterly information presented for the fiscal year ended December 31, 2013 reflects the consolidated financial statement results entirely attributable to the LLC. Certain totals will not sum exactly due to rounding.

3)

All earnings per share information attributable to these historical periods is not comparable to earnings per share information attributable to the Company after the IPO and, as such, has been omitted.

5,000,000 Shares

The Habit Restaurants, Inc.

Class A Common Stock

PROSPECTUS

Piper Jaffray

Baird

Wells Fargo Securities

Raymond James

Stephens Inc.

Stifel

                     , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC registration fee	$13,867.65
FINRA filing fee	$21,156.88
Blue sky fees and expenses	$15,000
Printing and engraving expenses	$250,000
Accounting fees and expenses	$210,000
Legal fees and expenses	$250,000
Transfer agent and registrar fees	$20,600
Miscellaneous fees and expenses	$75,000

TOTAL	$855,624.53

Item 14.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

As permitted by the Delaware General Corporation Law, we have included in our amended and restated certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our amended and restated certificate of incorporation and amended and restated by-laws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We have entered into indemnification agreements with our directors and officers. These agreements provide broader indemnity rights than those provided under the Delaware General Corporation Law and our amended and restated certificate of incorporation. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of purchase agreement filed as Exhibit 1.1 hereto.

We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our amended and restated certificate of incorporation and amended and restated by-laws, as well as the protection provided by director and officer liability insurance provided by us.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, The Habit Restaurants, LLC, issued unregistered securities to its directors, officers, employees and consultants as set forth below.

Class C Units

Prior to the Recapitalization, in fiscal year 2014, we issued 15,824 Class C units of The Habit Restaurants, LLC to our directors, officers, employees and consultants. In each case, once vested, the Class C units were convertible to Class A units of The Habit Restaurants, LLC at a conversion price ranging from $405 to $544 per Class A unit. All such Class C units and Class A units have been converted to common units in connection with the Recapitalization. Those units that have not yet vested remain subject to vesting.

These Class C units were issued in transactions exempt from registration under the Securities Act pursuant to Rule 701 of the Securities Act. The Habit Restaurants, LLC only received proceeds upon the conversion of the Class C units to Class A units.

In fiscal year 2013, 500 Class C units were converted into Class A units at a conversion price of $100 per share and 200 Class C units were converted into Class A units at a conversion price of $135 per share, for a total of $77,000. Prior to the Recapitalization, in fiscal year 2014, 25 Class C units were converted into Class A units at a conversion price of $100 per share, and 800 Class C units were converted into Class A units at a conversion price of $135 per share for a total of $110,500.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b)	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on the 18th day of November, 2015.

The Habit Restaurants, Inc.

By:	/s/ RUSSELL W. BENDEL
Name: Russell W. Bendel
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the 18th day of November, 2015.

Signature	Title

/s/ RUSSELL W. BENDEL Russell W. Bendel	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ IRA FILS Ira Fils	Chief Financial Officer, Secretary and Director (Principal Accounting and Financial Officer)

* Anthony Serritella	Chief Operating Officer

* Peter Whitwell	Chief Quality Officer

* Matthew Hood	Chief Marketing Officer

* Russell Friend	Chief Development Officer

* Christopher Reilly	Director

* Allan Karp	Director

* Ira Zecher	Director

* A. William Allen III	Director

Signature	Title

* Joseph Kadow	Director

*By:	/S/ IRA FILS
Ira Fils Attorney-in-fact

EXHIBIT LIST

		Description of Exhibit Incorporated Herein by Reference
Exhibit Number	Exhibit Description	Form	File No.	Filing Date	Exhibit Number	Filed Herewith
1.1	Form of Purchase Agreement					X
3.1	Amended and Restated Certificate of Incorporation	S-1	333-199394	November 10, 2014	3.1
3.2	Amended and Restated By-Laws	S-1	333-199394	November 10, 2014	3.2
4.1	Form of Class A Common Stock Certificate	S-1	333-199394	October 24, 2014	4.1
4.2	Form of Class B Common Stock Certificate	S-1	333-199394	October 24, 2014	4.2
5.1	Opinion of Ropes & Gray LLP					X
10.1	Fifth Amended and Restated Limited Liability Company Agreement of The Habit Restaurants, LLC	S-1	333-202706	April 7, 2015	10.1
10.2	Tax Receivable Agreement	10-K	001-36749	March 12, 2015	10.2
10.3	2014 Omnibus Incentive Plan	S-1	333-199394	November 5, 2014	10.3
10.4	Form of Restricted Stock Award Agreement	8-K	001-36749	April 16, 2015	10.1
10.5	Form of Non-Statutory Stock Option Award Agreement	8-K	001-36749	April 16, 2015	10.2
10.6	Promissory Note between The Habit Restaurants, LLC and California Bank & Trust, dated July 23, 2014	S-1	333-199394	November 5, 2014	10.4
10.7	Management Incentive Plan	S-1	333-199394	October 24, 2014	10.5
10.8	Amended and Restated Trademark and Intellectual Property License Agreement, dated July 31, 2007, by and between Habit Holding Company, LLC, Reichard Bros. Enterprises, Inc., Brent Reichard and Bruce Reichard	S-1	333-199394	October 16, 2014	10.7
10.9	First Amendment to Amended and Restated Trademark and Intellectual Property License Agreement, dated October 24, 2014, by and between The Habit Restaurants, LLC, Reichard Bros. Enterprises, Inc., Brent Reichard and Bruce Reichard	S-1	333-199394	October 24, 2014	10.7(a)
10.10	Employment Agreement, dated June 2, 2008, by and between The Habit Restaurants, LLC and Russell W. Bendel, as amended in March 2012	S-1	333-199394	October 16, 2014	10.8
10.11	Second Amendment to Employment Agreement, dated October 31, 2014, by and between The Habit Restaurants, LLC and Russell W. Bendel	S-1	333-199394	November 5, 2014	10.8(a)

		Description of Exhibit Incorporated Herein by Reference
Exhibit 10.12 Number	Exhibit Description	Form	File No.	Filing Date	Exhibit Number	Filed Herewith
10.12	Amended and Restated Employment Agreement, dated July 1, 2015, between The Habit Restaurants, LLC, The Habit Restaurants, Inc. and Russell W. Bendel	8-K	001-36749	July 2, 2015	10.1
10.13	Employment Agreement, dated August 18, 2008, by and between The Habit Restaurants, LLC and Ira Fils, as amended in March 2012	S-1	333-199394	October 16, 2014	10.9
10.14	Amendment to Employment Agreement, dated October 31, 2014, by and between The Habit Restaurants, LLC and Ira Fils	S-1	333-199394	November 5, 2014	10.9(a)
10.15	Amended and Restated Employment Agreement, dated July 1, 2015, between The Habit Restaurants, LLC, The Habit Restaurants, Inc. and Ira Fils	8-K	001-36749	July 2, 2015	10.2
10.16	Employment Agreement, dated July 31, 2007, by and between The Habit Restaurants, LLC and Anthony Serritella	S-1	333-199394	October 16, 2014	10.10
10.17	First Amendment to Employment Agreement, dated October 31, 2014, by and between The Habit Restaurants, LLC and Anthony Serritella	S-1	333-199394	November 5, 2014	10.10(a)
10.18	Form of Indemnification Agreement	S-1	333-199394	November 5, 2014	10.11
10.19	Registration Rights Agreement	10-K	001-36749	March 12, 2015	10.15
10.20	Recapitalization Agreement	10-K	001-36749	March 12, 2015	10.16
21.1	List of Subsidiaries of the Registrant	S-1	333-199394	October 24, 2014	21.1
23.1	Consent of Independent Registered Public Accounting Firm					X
23.2	Consent of Ropes & Gray LLP (included in Exhibit 5.1)					X
24.1*	Power of Attorney (included on the signature pages)

*	Filed previously.